PRELIMINARY ECONOMIC ASSESSMENT OF THE LOST CREEK PROPERTY,

SWEETWATER COUNTY, WYOMING

PREPARED BY UR-ENERGY INC.

REPORT For NI 43-101

Authors:

John K. Cooper, SME Registered Member 4145436

Catherine L. Bull, Wyoming PE 12081

Effective Date: February 29, 2012

This NI 43-101 Preliminary Economic Assessment titled “PRELIMINARY ECONOMIC ASSESSMENT OF THE LOST CREEK PROPERTY, SWEETWATER COUNTY, WYOMING” dated February 29, 2012 has been prepared and signed by the following authors:

_____________________________

/s/ Mr. John K. Cooper,

SME Registered Member 4145436

Dated at Casper, Wyoming

February 29, 2012

____________________________

/s/ Mrs. Catherine L. Bull

Wyoming PE 12081

Dated at Casper, Wyoming

February 29, 2012

i

16.0	Mining Methods	49
16.1	Ore Body Amenability	49
16.2	Mine Development	50
16.3	Piping	50
16.4	Header Houses	51
16.5	Wellfield Reagents, Electricity and Propane	51
17.0	Recovery Methods	51
17.1	Plant Processing	51
17.2	Plant Reagents, Electricity and Propane	52
17.3	Liquid Disposal	53
17.4	Solid Waste Disposal	53
18.0	Project Infrastructure	54
18.1	Roads	54
18.2	Laboratory Equipment	54
18.3	Electricity	54
18.4	Holding Ponds	55
19.0	Market Studies and Contracts	55
20.0	Environmental Studies, Permitting and Social or Comm. Impact	55
21.0	Capital and Operating Costs	56
21.1	Capital Cost Estimation (CAPEX)	56
21.2	Operating Cost Estimation (OPEX)	58
22.0	Economic Analysis	60
22.1	Capital and Operating Costs	63
22.2	Taxation	63
23.0	Adjacent Properties	63
24.0	Other Relevant Data and Information	64
25.0	Interpretation and Conclusions	64
26.0	Recommendations	65
27.0	References	67
28.0	Certificates	69
29.0	Illustrations	71

List of Figures

1	General Location Map
2	Site Access
3a	Lost Creek Project - Claim Block, Surface and Mineral Ownership
3b	LC North Project - Claim Block, Surface and Mineral Ownership
3c	LC South and Toby Projects - Claim Block, Surface and Mineral Ownership
3d	EN Project - Claim Block, Surface and Mineral Ownership
4	Geologic Map of the Great Divide Basin
5	Schematic Geologic Cross Section – Lost Creek Project
6	Stratigraphic Chart of Project Specific Geology – Lost Creek Property
7	Conceptual Uranium Roll Front
8	Type Log for the Lost Creek Project
9a	Resource Map for the Lost Creek and LC North Projects
9b	Resource Map for the LC South Project
10	Stratigraphic Cross Section A-A’
11	Process Flow Diagram
12	NPV Sensitivity to Price, OPEX and CAPEX

ii

List of Tables		Page

1	Property Resource Summary	1
2	Drill Hole Summary	18
3	Previous Resource Estimates	20
4	Leach Test Results, 2005	40
5	Core Sample Metal Values	41
6	Bottle Roll Leach Test Results, 2007	41
7	KM Horizon Leach Test Results, 2010	42
8	Property Resources	47
9	Development and CAPEX Cost Summary	57
10	Annual Operating Costs (OPEX) Summary	59
11	Net Present Value Versus Discount Rate and IRR	61
12	Cash Flow Statement	62

Abbreviations

bgs	Below Ground Surface
214Bi	Bismuth isotope with 214 neutrons
BLM	U.S. Bureau of Land Management
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
CAPEX	Capital Expenditure
CPS	Counts Per Second
DDW	Deep Disposal Well
DEF	Disequilibrium Factor
DN	Drilling Notice
DOE	U.S. Department of Energy
eU3O8	equivalent U3O8 as measured by a calibrated gamma instrument
°F	Degrees Fahrenheit
ft.	Feet
gpm	Gallons Per Minute
GDB	Great Divide Basin
GT	Grade x Thickness product of a mineral intercept
i.e.	That Is (for clarification)
IX	Ion Exchange
ISL	In Situ Leach
ISR	In Situ Recovery
IRR	Internal Rate of Return
K	Thousand
kWh	Kilowatt-hours
lbs.	Pounds
MMT	Main Mineral Trend
MM	Million
NI 43-101	Canadian National Instrument
NPV	Net Present Value
NRC	U.S. Nuclear Regulatory Commission
OPEX	Operating Expenditure

iii

PA	Preliminary Assessment (Under former NI 43-101 definitions)
PEA	Preliminary Economic Assessment
PNC	Power Nuclear Corporation
PFN	Prompt Fission Neutron, logging technology
psi	Pounds Per Square Inch
R	Range
T	Township
TD	Total Depth drilled
TF	Tonnage Factor
SME	Society for Mining, Metallurgy and Exploration
SP	Spontaneous Potential
SR	State Route
U.S.	United States
U	Uranium in its natural isotopic ratios
235U	Uranium isotope with 235 neutrons
UIC	Underground Injection Control (pursuant to U.S. Environmental Protection Agency regulations)
URE	Ur-Energy Inc.
U3O8	A standard chemical formula commonly used to express the natural form of uranium mineralization. U represents uranium and O represents oxygen.
WDEQ	Wyoming Department of Environmental Quality
WY	Wyoming
XRD	X-Ray Diffraction

iv

1.0 Summary

Ur-Energy Inc. (URE) generated this Preliminary Economic Assessment in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Properties (NI 43-101) in order to disclose the results of recent drilling programs at the Lost Creek Property and additional evaluation of the geology and mineralization within the Property. The recent drilling and geologic evaluation resulted in an increase in the mineral resource as described below. The Preliminary Economic Assessment for the Lost Creek Project was re-evaluated to ensure continued validity. For clarity, the Lost Creek Property includes five contiguous Project areas including: Lost Creek, LC North, LC South, EN, and Toby (see Figures 1 and 2).

The Lost Creek Property, located in the northeast corner of Sweetwater County approximately 90 miles southwest of Casper, Wyoming, consists of 33,734 acres of federal mineral claims and State of Wyoming Leases (see Figures 3a – 3d). The Property was extensively drilled in the 1970s by Texasgulf Inc. and Conoco. URE also performed exploratory and development drilling from 2006 on. Most recently, URE has conducted geological evaluations of existing drill data and gained 160,349 feet of new drilling during the 2011 drilling campaign. A total of 2,749 holes have been drilled on the Property with a total footage of 1,775,516 ft.

The Lost Creek Property is situated in the northeastern part of the Great Divide Basin (GDB) which is underlain by up to 25,000 ft. of Paleozoic to Quaternary sedimentary units (see Figures 4 and 5). Rock outcrops in the GDB are dominated by the Battle Spring Formation of Eocene age which also hosts the uranium mineralization considered in this report. The dominant lithology in the Battle Spring Formation is coarse arkosic sandstone, interbedded with intermittent mudstone, claystone and siltstone. Deposition occurred as alluvial-fluvial fan deposits within a south-southwest flowing paleodrainage. The uranium mineralization occurs as roll front type deposits (see Figure 7) where uranium precipitates out of solution when it contacts reduced rock.

The current resources at the Lost Creek Property as of this report, based on a minimum grade of 0.020% eU3O8 and a grade thickness (GT) equal to or greater than 0.30, are reported in Table 1 (see Figures 9a, 9b and 10). The majority of the resources are located within the HJ and KM Horizons within the Main Mineral Trend (MMT, as defined in Section 4.5) at the Lost Creek Project. URE is of the opinion that the classification of the resources as stated meets the CIM definitions as adopted by the CIM Council on November 27, 2010 as required. The mineral resource estimates in this report, based on historic and recent drilling, were completed by Mr. Cooper or completed under his supervision and reviewed and accepted.

Table 1: Property Resource Summary, February 29, 2012

PROJECT	MEASURED			INDICATED			INFERRED
	AVG GRADE % eU3O8	SHORT TONS (X 1000)	POUNDS (X 1000)	AVG GRADE % eU3O8	SHORT TONS (X 1000)	POUNDS (X 1000)	AVG GRADE % eU3O8	SHORT TONS (X 1000)	POUNDS (X 1000)
LOST CREEK	0.055	2,692.1	2,942.9	0.058	2,413.8	2,822.4	0.054	938.8	1,017.1
LC NORTH	-----	-----	-----	-----	-----	-----	0.048	413.8	398.2
LC SOUTH	-----	-----	-----	-----	-----	-----	0.042	710.0	602.6
EN	-----	-----	-----	-----	-----	-----	-----	-----	-----
TOBY	-----	-----	-----	-----	-----	-----	-----	-----	-----
GRAND TOTAL	MEASURED	2,692.1	2,942.9	INDICATED	2,413.8	2,822.4	INFERRED	2,062.6	2,017.8
				MEASURED+INDICATED =	5,105.9	5,765.3

1

Notes:

1.	Sum of Measured and Indicated tons and pounds may not add to the reported total due to rounding.
2.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.	Based on grade cutoff of 0.02 percent eU3O8 and a grade x thickness cutoff of 0.3 GT.
4.	Typical ISR industry practice is to apply a GT cutoff in the range of 0.3 which has generally been determined to be an economical cutoff value. This 0.3 GT cutoff was used in this evaluation without direct relation to an associated price.
5.	Measured, Indicated, and Inferred Mineral Resources as defined in Section 1.2 of NI 43-101 (the CIM Definition Standards).
6.	The economic analysis is based on an 80 percent recovery of the total of mineral resources reported above.

Mineralization has also been identified along the MMT within Horizons both above and below the HJ and KM (see Figure 6 for a stratigraphic column). The FG Horizon, and to a lesser extent the DE Horizon, both contain numerous occurrences of mineralization. These horizons have not been specifically targeted by drilling. Rather, current knowledge of these occurrences was derived from drilling which targeted deeper horizons. URE has recently conducted a thorough review of the mineralization within the FG and the results are contained within the current resource estimate. However, mineralization within the DE was deemed insignificant enough to not warrant inclusion in this resource estimate. Furthermore, most of the DE Horizon lies above the water table and thus is not amenable to ISR extraction.

Preliminary leach tests indicate that the mineralization is amenable to leaching with an oxidizing bicarbonate solution. Mineralized horizons, which are separated by numerous aquitards, occur from near surface to greater than 1,000 ft. bgs (below ground surface).

URE is currently advancing the Lost Creek Project through the permitting process. To date, the U.S. Nuclear Regulatory Commission (NRC) and the Wyoming Department of Environmental Quality (WDEQ) have granted approval for the Project. The U.S. Bureau of Land Management (BLM) is continuing its review with a scheduled completion date of early summer 2012. URE plans to begin construction at the Lost Creek Project during the summer of 2012 and begin production in the spring of 2013.

The 2011 drilling program was largely focused on areas outside the MMT and therefore had no impact, positive or negative, on the resources forming the basis of the March 2011 Preliminary Assessment completed by TREC Inc. Since there were no changes to the MMT resources, the economic analysis performed by TREC, Inc. in March of 2011 was reviewed by Mrs. Bull for validity. Approximately ten percent of the costs and assumptions used in the economic analysis and 100% of the formulas were checked for validity and fell within the +/- 15% confidence interval. It was determined that the economic analysis is still valid and is presented in this Preliminary Economic Assessment.

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Using the estimated CAPEX, OPEX and closure costs presented herein, a cash flow statement has been developed and is provided in Table 12. The statement assumes no escalation, no debt, no debt interest or capital repayment and no depreciation or income tax costs. The sale price for the produced uranium is assumed to vary based on the RBC Dominion Securities, Uranium Market Outlook, Fourth Quarter 2010 (RBC, Q4 2010). The revenue for the cash flow estimate was developed using the GT contour mineral resource estimate for the Project, and further assumes that, based on an 80% recovery factor, approximately 4.81 million pounds of U3O8 will be recovered from the MMT at the Lost Creek Project.

CAPEX costs were developed based on the current Project design, quantities and unit costs obtained from various sources. Mrs. Bull predicts the level of accuracy of the CAPEX estimate is +/- 15%. The estimated costs for the major items identified in this study have been sourced in the United States.

OPEX cost estimates were developed by evaluating each process unit operation and associated operating services (power, water, air, waste disposal), infrastructure (offices, change rooms, shop), salary plus burden, and environmental control (heat, air conditioning, monitoring). The OPEX estimate is based on URE’s development plan, deliverables, process flow sheets, process design, materials balance and Project manpower schedule. The annual OPEX and Closure cost summary is provided in Table 10. Mrs. Bull predicts the level of accuracy of the OPEX estimate is +/- 15%.

The Net Present Value (NPV) calculations make the simplifying assumption that cash flows occur in the middle of the periods. The NPV is calculated from the discounted cash flow model and is based on the CAPEX, OPEX and closure cost estimates, a variable future uranium price (RBC, Q4 2010) and the anticipated production schedule.

The Lost Creek Project has initial capital costs of $35.06 million including: Plant cost of $17.5 million, pre-production costs of $7.8 million, initial Resource Area construction cost of $5.62 million; and DDW cost $4.125 million. As described, URE has purchased, or has purchased and partially paid for, some Plant equipment prior to the date of the original economic calculations (March, 2011). Costs for that equipment are considered sunk costs and are not included in the Project totals presented here.

Construction is expected to commence during the summer of 2012 upon the receipt of all the required permits. The Project is estimated to generate net earnings over the life of the Project, before income tax, of $178.96 million. Payback is estimated at the end of one year of operation. It is estimated that the Project has an IRR of 91% and a NPV of $118.1 million applying an eight percent discount rate. The estimated cost of uranium produced is $42.65 per pound including all costs, with an estimated operation cost of $19.66 per pound.

In conclusion, recent drilling and evaluation have identified a total of 542,300 pounds of new resources in the Measured and Indicated categories, as well as 1,234,800 pounds in the Inferred category, all of which are attributable to the Lost Creek Property. These can be summarized as:

Measured:	287,900 new lbs.
Indicated:	254,400 new lbs.
Inferred:	1,234,800 new lbs.

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By Project, the new mineral resources can be sub-divided as:

Lost Creek Project:
Measured + Indicated:	542,300 new lbs.
Inferred:	234,000 new lbs.

LC North Project
Inferred:	398,200 new lbs.

LC South Project:
Inferred:	602,600 new lbs.

With the addition of the resources stated above, the total mineral resource for the Lost Creek Property currently stands at 5,765,300 lbs. in the Measured and Indicated categories with an additional 2,017,800 lbs. as Inferred.

Recommendations for the Property can be broken into three general categories: production, delineation and exploration. Upon completion of the permitting process the primary goal should be to construct the facility and initiate production. Finances generated from production should then be used to fund additional delineation and exploration drilling as follows.

Resources within the MMT that currently fall within the Inferred Category should be delineated in order to bring them into the Measured or Indicated Categories. These delineation efforts should focus on the eastern and western edges of the MMT since these areas contain significant resources and would be the logical choice for recovery during the early years of mining.

Exploration is recommended for several areas of the Property with a priority placed on the northeastern portion of the Lost Creek Project and the western portion of the LC North Project. These two areas appear to be extensions of the MMT and contain redox fronts in the KM, HJ and Deep Horizons that warrant further exploration. An additional 300 drill holes at an estimated cost of $2.7 million dollars is believed to be sufficient to bring the resources in these areas into the Inferred category.

Additional exploration at the LC South Project is also recommended with the goal of further defining mineralization within the FG, HJ, KM and Deep Horizons. An additional 400 holes at an approximate cost of $3.6 million dollars is recommended.

Finally, wide spaced framework drilling at the EN Project is recommended in order to locate regional alteration fronts. A total of 150 holes at an estimated cost of $1.5 million dollars are recommended.

All delineation and exploration drilling should be performed under the management of geologists with uranium-roll front experience. The recommended drill programs are simply approximations and should be adjusted routinely as more holes are drilled, reflecting an up-to-date geologic interpretation.

Cautionary statement: this Preliminary Economic Assessment is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. The estimated mineral recovery used in this Preliminary Economic Assessment is based on site-specific laboratory recovery data as well as URE personnel and industry experience at similar facilities. There can be no assurance that recovery at this level will be achieved.

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2.0 Introduction

This Preliminary Economic Assessment was prepared by and for Ur-Energy Inc. (URE or the Company). URE was incorporated on March 22, 2004 and is an exploration stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States. The Company’s U.S. land portfolio includes properties in the GDB, Shirley Basin and the Black Hills region of Wyoming, as well as properties in western Nebraska, USA. The Company also holds exploration properties in the Northwest Territories and Nunavut, Canada.

URE generated this Preliminary Economic Assessment pursuant to NI 43-101 in order to disclose the results of recent drilling programs at the Property and additional evaluation of the geology and mineralization within the Property. This assessment was also performed to verify continued economic viability of the Lost Creek Project. Company geologists have determined, based on analysis of the recent and historic drilling results, that the known resource has increased within the Lost Creek Project and that mineral resources may now be estimated for the LC South and LC North Projects. Additionally, previously unknown mineral trends were discovered in the “Deep Horizons” known as the L, M and N as depicted in Figure 6.

This Preliminary Economic Assessment was completed by and under the direction of John K. Cooper and Catherine L. Bull, both of whom are Qualified Persons as defined by NI 43-101. Mr. Cooper has visited the Lost Creek Property on numerous occasions as part of his regular duties with URE. His latest visit to the site was on December 19, 2011. Additionally, Mr. Cooper, over the last 4.5 years, has worked on a daily basis with data from the Property. Mrs. Bull visits the property as well during her normal course of work with her last visit occurring on August 24, 2011; no additional engineering work has been completed on site since that visit. Mrs. Bull has worked extensively with the design engineering and procurement of equipment for the Property over the last 3.5 years.

Units of measurement, unless otherwise indicated, are feet (ft.), miles, acres, pounds avoirdupois (lbs.), and short tons (2,000 lbs.). Uranium is expressed as pounds U3O8, the standard market unit. Grades reported for historical resources and the mineral resources reported and used herein are percent eU3O8 (equivalent U3O8 by calibrated geophysical logging unit). ISR refers to in situ recovery, sometimes also termed ISL or in situ leach. A complete list of abbreviations is provided on page iii.

3.0 Reliance on Other Experts

Formal mineral title reports are prepared for URE by a mineral title attorney, Jack M. Merritts, Lathrop & Gage, LLP, Denver, Colorado. Lathrop & Gage, LLP was relied upon as an expert in the area of land title because of their extensive experience. The Qualified Persons overseeing the writing of this report have minimal experience in this area so it is necessary to rely on other experts. Other Company personnel routinely review land title records to ensure all documents are in order. The Qualified Persons for this Preliminary Economic have relied upon Mr. Merrits’ opinion in Sections 1.0 and 4.0 herein.

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4.0 Property Description and Location

4.1 Location and Size

The Lost Creek Property (hereafter referred to as the “Property”) is located in the northeastern corner of Sweetwater County in south-central Wyoming. The Property covers approximately 33,734 acres1. As shown on Figures 1 and 2, the Lost Creek Property is in an unpopulated area located approximately 15 miles southwest of Bairoil, Wyoming, about 38 miles northwest of Rawlins, Wyoming and about 90 miles southwest of Casper, Wyoming. It is centered at approximately 42 degrees, 8.06 minutes North latitude and 107 degrees, 51.7 minutes West longitude.

The Property consists of five individual Projects named the Lost Creek, LC North, LC South, EN, and Toby Projects (Figures 1 and 2). The Lost Creek Project is considered the core project, with production planned in the near future. The other four Projects, collectively referred to as the Adjoining Projects, are extension and exploration properties targeted as possible sources of additional feed to the Lost Creek Project production facilities. The five projects within the Property are summarized below:

Lost Creek Project: is located in Sections 13, 24 and 25 of T25N, R93W, and Sections 16 through 20 and 30 of T25N, R92W. It is approximately 4,194 acres in size, and includes approximately 3,554 acres in federal unpatented lode mining claims and one State of Wyoming Mineral Lease (Section 16 of T25N R92W). In addition, area allocated for access roads to development properties through other, non-claimed, BLM lands is granted under the 1872 U.S. Mining Law (Figure 2).

Adjoining Company Projects:

LC North Project: is located north and west of, and contiguous to, the Lost Creek Project in Sections 4 through 10, 15, 17, and 18 of T25N, R92W, Sections 1 through 3, 10 through 15, 22, 23, 26, and 27 of T25N, R93W and Sections 32, 33, and 34 of T26N, R92W. The LC North Project encompasses approximately 8,756 acres comprised of 468 federal unpatented lode mining claims.

LC South Project: is located south and east of, and in part contiguous to, the Lost Creek Project in Sections 22 through 35 of T25N, R92W, Sections 3 through 6, and 8 through 11 of T24N, R92W, and Section 1 of T24N, R93W. The LC South Project encompasses approximately 10,830 acres comprised of 592 federal unpatented lode mining claims.

EN Project: is located east of, and contiguous to, the LC South Project in Sections 17 through 22 and Sections 27 through 34 of T25N, R91W, Sections 5 through 7 of T24N, R91W, Sections 25, 35 and 36 of T25N, R92W, and Sections 1 through 3 and 10 through 12 of T24N, R92W. The EN Project encompasses approximately 9,482 total acres, including 8,842 acres comprised of 467 federal unpatented lode mining claims and 640 acres comprised of one State of Wyoming Mineral Lease (Section 36 of T25N, R92W).

1 During the writing of this PEA, URE staked an additional 246 mineral claims on BLM land adjacent to the Property. These additional claims increase the Property size by 4,662 acres. Due to timing, information on these claims is not included in this PEA.

6

Toby Project: is located south of, and contiguous to, the LC South Project in Sections 10, 11, 14, and 15 of T24N, R92W. The Toby Project is approximately 472 acres in size and comprised of 25 federal unpatented lode mining claims.

On February 28, 2012, URE entered into an Asset Exchange Agreement to acquire two State of Wyoming Mineral Leases and 175 federal mineral claims in the immediate vicinity of the Lost Creek Property. The total acquired land package of approximately 5,250 acres is mostly east and southeast of the Lost Creek Project. URE owns approximately 1,000 drill hole logs from the acquired lands and plans to complete a detailed geologic review and new Preliminary Economic Assessment as appropriate.

4.2 Mining Claims, Mineral Leases and Surface Use Agreements

The Property consists of 1,753 federal unpatented lode mining claims and two state leases for uranium and associated minerals. The land status of each project is described below:

Lost Creek Project: 201 federal unpatented lode mining claims and one State of Wyoming Mineral Lease. (Figure 3a)

LC North Project: 468 federal unpatented lode mining claims. (Figure 3b)

LC South Project: 592 federal unpatented lode mining claims. (Figure 3c)

EN Project: 467 federal unpatented lode mining claims and one State of Wyoming Mineral Lease.

(Figure 3d)

Toby Project: 25 federal unpatented lode mining claims. (Figure 3c)

The surface of the mining claims is all controlled by the BLM with URE possessing the right to use as much of the surface as is necessary for exploration and mining of the claims; subject to compliance with all federal, state and local laws and regulations. Surface use on federal land is administered under federal regulations and guidelines and covered by the Notices of Intent to Drill or Plan of Operations.

Access to state controlled land likewise is inherent within the State of Wyoming Mineral Lease. In addition, an Annual Surface Impact Fee of $2.00 per acre and a surface impact payment fee are paid to cover activities within state land. A Temporary Use Permit will need to be acquired in order to construct an improved road on Section 16 T25N R92W within the Lost Creek Project.

4.3 Title to Property

URE, through its wholly-owned subsidiaries Lost Creek ISR, LLC (Lost Creek Project) and NFU Wyoming, LLC (Adjoining Projects) controls the federal unpatented lode mining claims and State of Wyoming leases which comprise the Property. Title to the mining claims is subject to rights of pedis possessio against all third-party claimants as long as the claims are maintained. The mining claims do not have an expiration date. Affidavits must be filed annually with the BLM and the Sweetwater County Recorder attesting to the payment of annual maintenance fees to the BLM as are set by law from time to time. The state leases have a ten-year term, subject to renewal for successive ten-year terms. From time to time, formal mineral title reports are prepared for URE by a mineral title attorney, Jack M. Merritts, Lathrop & Gage, LLP, Denver, Colorado.

7

4.4 Property Boundaries

A professional legal survey of the permit area boundary of the Lost Creek Project was completed in advance of the submission of applications for permits and licenses on the Project. Legal surveys of individual mining claims are not required, and have not been completed. The area covered by the state leases is based on the legal subdivision descriptions as set forth by the U.S. Cadastral Survey and have not been verified by legal surveys.

4.5 Mineralized Areas, Surface Disturbance and Existing Mine Workings

Mineral resources currently targeted for mining occur in an east-west oriented trend approximately 3 miles long and 500 to 2,000 ft. wide, which is referred to as the Main Mineral Trend (MMT) (Figure 9a). Mineralization occurs in sand horizons within the Eocene-age Battle Spring Formation. The primary mineral interval at the Lost Creek Project occurs within the HJ Horizon. Mineralization targeted for mining has also been identified within the underlying KM Horizon (see Figures 6 and 8).

Geological evaluations of historic drill data have resulted in the recognition of numerous geochemical fronts and mineral occurrences within the Adjoining Projects which are considered possible extensions of mineralization from the Lost Creek Project. Exploration drilling by URE and previous operators has been conducted on the LC North, LC South, and EN Projects. These activities are discussed in Sections 6.0 (History), 9.0 (Exploration) and 10.0 (Drilling).

There are no pre-existing mineral processing facilities or related tailings ponds or waste deposits within the Property. Surface disturbance associated with drilling and permitting activities has been limited to small mud-pits, temporary access trails for each drill location, drill water tanks and a small staging area for equipment and supply storage. Other than minor surface disturbance related to recent drilling and the Deep Disposal Well (LC DW No. 1), there are no known environmental liabilities on the Property. The current total bond held by the WDEQ to reclaim all Property disturbances for which URE is liable is $3.45 million.

The NRC has granted a Source and Byproduct Materials License to recover uranium from the HJ Horizon at the Lost Creek Project. Likewise, the WDEQ has also finalized its permitting process and issued a Permit to Mine to recover uranium from the HJ Horizon; including approval of the Mine Unit 1 Data Package. The BLM is scheduled to complete an EIS for the Lost Creek Project in the summer of 2012. Once the BLM has finalized the EIS and issued a Record of Decision, all major permits required to begin construction and operations will be in hand.

Exploration activities on the company owned Projects surrounding the Lost Creek Project are carried out under Drill Notices issued by the WDEQ and Notice of Operations issued by the BLM. These permits are managed as necessary to continue exploration work.

The proposed Lost Creek Project Plant and associated access road will be located as shown on Figure 2. URE has installed numerous monitoring and other wells in support of its permit and license applications and to further its mine planning. Various other infrastructure, including wells, water tanks, office trailers, a meteorological station, and other equipment has been placed on the Project by URE in support of its exploration, mine planning and permit/license activities.

8

4.6 Royalties, Taxes and Fees

URE will be required to pay various state and local taxes related to production and the ownership of property. These taxes will be in the form of severance, ad valorem, gross products, personal and real property taxes. Royalties based on sales of uranium will be paid to the state under the state lease at the Project and to royalty interest owners on 20 federal unpatented lode mining claims (the TONY claims) at the Project. The royalty on the TONY claims is a 1.67 percent yellowcake sales royalty. Various royalties exist on the Adjoining Properties. Additionally, maintenance fees will be paid to the BLM, and payments made to the state for the state leases. There is no state income tax in Wyoming at this time but income from this Project will be included in URE’s federal income tax returns. The cost of corporate income tax is not included in this analysis. All other taxes, royalties and fees are included. These costs are discussed in more detail in Section 22.0.

5.0 Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1 Topography, Elevation and Vegetation

The Property is located near the north-central part of the GDB and occurs at an elevation of approximately 7,000 ft. above mean sea level. The GDB is an oval-shaped structural depression encompassing some 3,500 square miles in south-central Wyoming. The Basin is bounded on the north by the Wind River Range and Granite Mountains, on the east by the Rawlins Uplift, on the south by the Wamsutter Arch, and on the west by the Rock Springs Uplift.

Most of the Property consists of flat upland areas and gentle south facing slopes that are dissected by southerly-flowing ephemeral washes. There are no perennial streams on the Property. The vegetation on the Property is dominated by big sagebrush (Artemisia tridentata) which occurs throughout both upland and lowland environmental settings. Big sagebrush is well adapted to the cold winter temperatures and limited precipitation that characterize the Property. Other vegetation identified at the Property includes native cool season perennial grasses, perennial forbs, cushion plants, semi-shrubs, cacti, shrubs and lichens.

5.2 Access

Access to the Property relies almost exclusively on existing public roads and highways. The local and regional transportation network relevant to the Property consists of primary, secondary, local and unimproved roads (Figures 1 and 2). The road network near the Property consists of unmaintained two-track roads that are passable with four-wheel drive vehicles, Sweetwater County Rd. 23 north of the Property and BLM Sooner Road on the central portions of the Property. In addition to the designated routes, there are a number of four-wheel-drive routes that traverse the area for recreation and grazing access, as well as various other uses, including mineral exploration. On a wider basis, from population centers, the Property area is served by: an Interstate Highway (Interstate 80), a US Highway (US 287), Wyoming State routes (SR 220 and 73 to Bairoil), local county roads, and BLM roads.

5.3 Proximity to Population Centers

The Property is located in a remote area in the GDB. The nearest town, Bairoil, with a population of less than 100, is about 15 miles northeast of the Property. The Wyoming towns of Rawlins, Rock Springs and Casper are approximately 36, 82 and 89 miles from the Property, respectively. Figure 1 shows the locations of population centers with respect to the Property.

9

Sweetwater County, in which the Property is located, had a population of 43,806 in 2010. This represents a 16.5% increase in Sweetwater County’s population since the 2000 census (U.S. Census Bureau 2010 Report on Sweetwater County, WY). Sweetwater County has a population density of 4.2 people per square mile. Carbon County, which is south of the Property, had a population of 15,885 in 2010 which was primarily located in the town of Rawlins. This represents a 1.6% increase in Carbon County’s population since the 2000 census (U.S. Census Bureau 2010 Report on Carbon County, WY).

5.4 Climate and Operating Season

The Property is located in the intermountain semi-desert ecoregion (Curtis and Grimes, 2004), which has cold winters and short, hot summers (Bailey, 1995). The average annual temperatures range from 40 to 52 degrees Fahrenheit (°F). The average annual precipitation ranges from five to 14 inches (Bailey, 1995). The nearest relatively large bodies of water are the Pathfinder and Seminoe Reservoirs, which are unlikely to affect local climatic conditions because they are approximately 50 miles downwind of the Property. Cold weather may limit the time periods for certain portions of capital construction at the Lost Creek Project, but should not significantly affect the operation of an ISR facility. ISR operations at the Lost Creek Project will be conducted year-round. Winter conditions will continue to affect exploration and drilling on the Property.

The State of Wyoming has developed a Core Area Strategy to help protect the Greater Sage Grouse species within certain core areas of Wyoming.  Exploration areas of the Property are all within the Greater South Pass core area and are thus subject to work activity restrictions from March 1 to July 15 of each year.   The timing restriction precludes exploration drilling and other activities which may disturb the sage grouse.  Drilling activity is not restricted outside this period.

The sage grouse timing restrictions on the Lost Creek Project are somewhat different because the State of Wyoming has recognized that mining projects within core areas must be allowed to operate year-round.  Therefore, once construction at the Lost Creek Project begins, there will be no timing restrictions on drilling, construction, or operational activities within pre-approved disturbed areas as shown in the Permit to Mine.  These disturbed areas include the processing plant, holding ponds, roads, power lines, wellfields, and deep disposal wells.  While startup of construction activities is prohibited during the timing restriction, they may continue uninterrupted once initiated.  Exploration drilling within the Property, but outside the pre-defined disturbed area of the Permit to Mine, will continue to be subject to timing restrictions.

The Core Area Strategy also places limitations on the amount of disturbance within an area.  These restrictions are flexible enough that it is very unlikely they will ever limit exploration drilling.  For the Property, there is a five percent cap on anthropogenic disturbance in the area.  An analysis of the planned disturbance on the Lost Creek Project revealed that the disturbance total will be about 0.9%, far below the five percent limit.  The Wyoming Game and Fish Department has reviewed both the Permit to Mine application and the Lost Creek Sage Grouse Protection Plan and subsequently issued a letter approving of the mine plan. The WDEQ subsequently issued the Permit to Mine on October 21, 2011.

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5.5 Local Resources and Property Infrastructure

As described in Sections 4.2 and 4.3, URE has secured sufficient surface access rights for development of the Property.

The basic infrastructure (power, water, and transportation) necessary to support an ISR mining operation is located within reasonable proximity of the Property. Generally, the proximity of the Property to paved roads will be beneficial with respect to transportation of equipment, supplies, personnel and product to and from the Property. Existing overhead electrical service is aligned in a north-to-south direction along the western boundary of the Property. It is anticipated that power drops will be made to the Property and distributed to the Plant, offices, wellfields, and other facilities. URE has confirmed with the power company (Rocky Mountain Power) that electrical service to the Property is sufficient to power the mine operations without additional service upgrade.

Infrastructure near the Property is predominantly related to oil and gas development, past and present uranium exploration and beneficiation, and recreation. There have been several conventional uranium mills and mines and a former ISR project in the vicinity of the Property. As shown on Figure 2, the closest mining facility to the Property is the Sweetwater Mill, a conventional uranium mill and adjacent mine that is not currently operational. This mill is located about five miles south-southwest of the center of the Property, with about two miles separating the respective permit boundaries.

Mine operations will also require disposal into Deep Disposal Wells (DDWs) of limited quantities of fluids that cannot be returned to the production aquifers. A total of five DDWs have been permitted for the Project while only two to three are expected to be needed. Two storage ponds, also permitted by state and federal regulators and located adjacent to the Plant, will be used to temporarily store the water that will ultimately be disposed of in the DDWs. The first DDW is located in the extreme southwest corner of the Lost Creek Project Area. It has been installed and tested, and was used as the basis for permitting the other four wells. The locations of the other four planned DDWs are: (1) immediately south of the Plant building, (2) SW quarter of Section 13 of T25N R93W, (3) SE quarter of Section 19 of T25N R92W, and (4) the SE quarter of Section 17 of T25N R92W.

Tailings storage areas, waste disposal areas, and heap leach pad(s) will not be a part of the infrastructure for the Project as ISR operations do not require these types of facilities.

Although the population nearest the Project site consists mainly of the small community of Bairoil and sparse rural ranch residences, the personnel required for construction and plant operation are available in the nearby towns of Rawlins, Wamsutter, Rock Springs, and Casper, Wyoming.

5.6 Water Supply

Water for activities within the Property is currently supplied by seven water wells drilled by URE. Five of these are located within the Lost Creek Project, one is in the LC North Project and one is in the EN Project. All but one of these wells produces water in excess of 25 gallons per minute. Water usage to date has been exclusively for drilling, casing, and abandonment of exploration and delineation holes and monitor wells. One of the five wells in the Lost Creek Project is adjacent to the proposed plant site and will be used as the source of potable water for that facility during production. Additional wells may be necessary.

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Non-potable water for ISR operations will be obtained from the mining operation itself; i.e., the extracted ground water. With the exception of a one to two percent bleed, the water will be continuously recycled through the system.

5.7 Background Radiological Characteristics

Background radiological characteristics for the Lost Creek Project were evaluated in 2006 and 2007 to establish radiological baseline conditions and document the pre-operational radiological environment. The evaluations were performed for surface soils, subsurface soils, sediment and flora. In addition, a baseline gamma survey was performed, and Radon-222 and direct gamma exposure rates were measured.

The results of the study are presented in detail in the “Ur-Energy, Lost Creek ISR Project, Wyoming DEQ Permit to Mine Application” (Ur-Energy, 2007a) and the “Ur-Energy, Lost Creek, U.S.N.R.C. Source Material License Application, 2007” (Ur-Energy, 2007b). In general, the baseline study indicates that most site radiological properties are in normal ranges with a few exceptions. These exceptions include:

•	Baseline gamma – There is an unexpected degree of variability in gamma exposure rates. Some areas with slightly elevated background radiation occurred near the Lost Creek Project boundaries. Commonly, there was no visible evidence of certain landscape features in these areas that might help explain such findings (e.g., exposed bedrock outcrops or unusual soil layers). Subsequent correlation sampling, re-scanning, and Health Physics Instrumentation Committee cross-calibration activities confirmed the original readings. The evidence indicates that some portions of the Lost Creek Project boundaries fall where natural terrestrial radioactivity is slightly elevated at the soil surface.
•	Soils - Statistical analysis demonstrated a significant linear relationship between the mean Radium-226 soil concentration and the mean gamma exposure rate across all of the sampling grids.
•	Baseline Radon-222 and direct gamma exposure rates – Radon-222 are higher than national ambient levels but typical for the vicinity. Direct gamma exposure rates are not excessive.

5.8 Other Environmental Investigations

The license and mine permit applications were developed to define and evaluate the potential for impacts to other environmental resources and were submitted to and approved by the NRC and WDEQ. Evaluation subjects included: existing and anticipated land use, transportation, geology, soils and seismology, water resources, climate/meteorology, vegetation, wetlands, wildlife, air quality, noise, and historic and cultural resources. Additionally, socioeconomic characteristics in the vicinity of the Project were evaluated. In these evaluations, no impacts from Project development were identified that could not be mitigated (Ur-Energy, 2007a, 2007b). The NRC and WDEQ issued final approvals for the Lost Creek Project in 2011.

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6.0 History

6.1 Ownership History of the Lost Creek Property

Uranium was discovered in the GDB in 1936. Exploration activity increased in the early 1950s after the Gas Hills District discoveries, and continued to increase in the 1960s, with the discovery of numerous additional occurrences of uranium. Wolf Land and Exploration (Inexco), Climax (Amax) and Conoco were the earliest operators in the Lost Creek area and made the initial discoveries of low-grade mineralization in the Battle Spring Formation in 1968. Kerr-McGee, Humble Oil, and Valley Development, Inc. were also active early in the area.

Lost Creek Project – Ownership History

Drilling within the current Lost Creek Project area during the period from 1966 to 1976 consisted of approximately 115 wide-spaced exploration holes by several companies including Conoco, Climax (Amax), and Inexco.

Texasgulf acquired the western half of what is now the Lost Creek Project in 1976 and made the initial identification of the Main Mineralized Trend (MMT). In 1978 Texasgulf optioned into a 50% interest in the adjoining Conoco ground to the east and continued drilling, fully defining the MMT eastward to the current Project boundary. During this period Texasgulf drilled approximately 412 exploration holes within what is now the Lost Creek Project boundary. This included 12 monitor wells and 16 core holes. Texasgulf dropped the project in 1983 due to declining economic conditions. The ground was subsequently picked up by Cherokee Exploration, Inc.

In 1987, Power Nuclear Corporation (also known as PNC Exploration) acquired 100% interest in the project from Cherokee Exploration, Inc. PNC Exploration carried out an exploration program as well as geologic investigations and an evaluation of previous in situ leach testing by Texasgulf. PNC Exploration drilled a total of 36 holes within the current Project boundary, including one core hole.

In 2000, New Frontiers Uranium, LLC acquired the property and the database from PNC Exploration, but conducted no drilling or geologic studies. New Frontiers Uranium, LLC later transferred the Lost Creek property along with its other Wyoming properties to NFU Wyoming, LLC.

In June 2005, Ur-Energy USA Inc., a wholly-owned subsidiary of URE, purchased 100% ownership of NFU Wyoming, LLC. Within the first year of ownership, the Company initiated drilling and preparation for mining permit applications. Toward that goal, it conducted engineering studies, core drilling for metallurgical studies, and delineation drilling to outline and define the uranium resources. In addition, comprehensive baseline studies were performed, including installation of additional monitor wells for hydrological testing and water-quality sampling and a meteorological station within the Project area.

In July 2007, NFU Wyoming, LLC transferred the Lost Creek Project to Lost Creek ISR, LLC, a wholly owned subsidiary of Ur-Energy USA Inc. formed for the specific purpose of owning and developing the Project area into an ISR mine. From 2007 to 2010, drilling activities on the Project have focused on delineation of previously identified resources in planned production wellfield areas, and installation of monitor and pump-test wells. Drilling in 2011 focused on exploration.

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Adjoining Projects – Ownership History

The Adjoining Projects currently held by NFU Wyoming, LLC have been acquired since 2006 by the location of federal unpatented lode mining claims, through purchase agreements made with individuals and companies, and through a lease with the State of Wyoming. The Projects originated as individual stand-alone exploration projects, but expanded over time such that now, along with the Lost Creek Project, they collectively represent a contiguous block of property referred to as the Lost Creek Property. In total, NFU Wyoming, LLC currently holds 29,540 acres within the Adjoining Projects in addition to the 4,194 acres of the Lost Creek Project held by Lost Creek ISR, LLC (Figures 1 and 2).

Initial claim staking in the LC North Project commenced in early-2007 when it was recognized that the mineral trends in the Lost Creek Project likely continued to the north. In late 2007, additional claims were staked west and northwest of the Lost Creek Project to cover ground where it appeared probable that the MMT continues beyond the Lost Creek Project boundary. LC North currently consists of a total of 468 claims in 8,756 acres (Figure 3b).

Acquisition of the LC South Project started in 2007. The land position was expanded until a total of 290 claims had been located by the Company. In 2009, blocks of additional claims, adjacent and to the east, were acquired from private parties, and added to the LC South Project. These acquisitions were followed by the staking of several claims to fill the gaps between the LC South, EN, and Toby Projects. Currently the LC South Project consists of 592 claims covering 10,830 acres (Figure 3c).

The original land position of the EN Project began with the acquisition of 172 claims from a private party in 2006. This was augmented in 2007 with the staking of an additional 295 claims by NFU Wyoming (URE) following an evaluation of new and historic data in the vicinity. Additionally, in 2007 one state lease (640 acres) was acquired to bring the current land position to a total of 467 claims plus one state lease, covering 9,482 acres (Figure 3d).

The Toby Project originally consisted of 21 claims acquired from a private party in 2006. In 2008 an additional four claims were staked by URE to fill gaps between the Toby and LC South Projects. The total land holdings now stand at 25 claims covering 472 acres (Figure 3C).

6.2 Exploration History

This section presents a summary of the history and extent of exploration for uranium on the Lost Creek Property prior to acquisition by URE. No significant development work had been done on the Property by any operators previous to URE.

Exploration Summary of the Lost Creek Project:

Significant uranium exploration within the area, which currently comprises the Lost Creek Property, began in the mid-1960s. Several companies conducted regional drilling operations, including Climax (Amax), Wolf Land and Exploration (Inexco), Humble Oil (Exxon) and Conoco.

By the mid-1970s the land holdings in the area were concentrated largely between Texasgulf and Conoco Minerals. Texasgulf held approximately the western half of the Lost Creek Project plus some of the area of the current LC North Project. Conoco controlled a large land position in the region which they operated as “Project A.” That project included the eastern half of the current Lost Creek Project plus large portions of what are now the LC North, LC South and EN Projects. Other companies involved in early exploration in what is now the EN Project included Wolf Land and Exploration, Humble Oil (Exxon) and Kirkwood Oil & Gas. By 1978, Texasgulf had consolidated most of the Lost Creek area (with the exception of the current EN area) by means of a joint venture with Conoco of its Project A in which Texasgulf served as the operator. Texasgulf continued with extensive exploration efforts and by the early 1980s had fully identified the MMT. They subsequently dropped the property in 1983 due to the declining uranium market.

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PNC Exploration later acquired the property and carried-out limited in-fill exploration drilling and geological evaluations between 1987 and 1996 before it sold the property in 2000. No other exploration activities were conducted on the Project until acquisition by URE in 2005.

URE is in possession of virtually all of the historic drilling data, maps and reports from Conoco, Texasgulf and PNC Exploration activities. This includes:

Geophysical logs (with gamma),

Cutting sample and core descriptions for most holes,

Mineral intercept databases,

Location maps and drill location coordinates,

Geological interpretation maps,

Geological and resource estimation reports,

Metallurgical reports, and

Chemical analyses.

Exploration Summary of the Lost Creek Project:

Pre-1976:	Numerous companies held the property, or portions of the property –
Initial significant uranium mineralization was discovered by Climax Uranium (Amax) and Conoco in 1968.
Combined drilling: 115 wide-spaced holes.

1976:	Texasgulf optioned property from Valley Development Inc.:
37 exploration holes drilled (west half of current Project area).

1977:	Texasgulf identified the MMT in the west portion of the current Project area: 129 exploration holes drilled.

1978:	Texasgulf obtained a 50% interest in the Conoco claims on trend to the east. Continued exploration drilling; 150 holes drilled.

1979:	Texasgulf exercised its option with Valley Development: 17 exploration holes drilled. Leach testing was done, aimed at conventional mining.

1980-1982:	Texasgulf continued to define the MMT: 79 exploration holes drilled, including 12 pump-test monitor wells. Leach tests were conducted by Wyoming Minerals Corporation on behalf of Texasgulf. [The results were later deemed of limited usefulness for ISR planning by Stephen Morzenti in a 1997 scoping evaluation by SKM Associates for Strathmore Resources (SKM, 1997)].

1983-1986	No exploration drilling activity.

1987:	PNC Exploration acquired the properties.

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1987-1992	PNC Exploration drilled 57 exploration holes in the area, including 36 within the current Project boundary and one core hole.

1992-1999	No exploration drilling activity.

2000:	PNC Exploration sold the properties to New Frontiers Uranium, LLC.

2000-2005	No exploration drilling activity.

2005	URE acquired the property.

At the time URE acquired the Project in 2005, a total of 551 exploration holes and 12 pump-test wells had been drilled (Table 2). The MMT was well identified and drilled-out to varying degrees of confidence. In general, drill spacing at that time was approximately:

20% spacing 100 ft. or less

50% spacing roughly 200 ft.

30% spacing 400 ft. or greater

These exploration drill results, in addition to 14 confirmation holes drilled by URE in 2005, comprised the database for the 2006 NI 43-101 resource estimate for the Project by Roscoe-Postle & Associates (RPA, 2006).

No development work had been done on the Project by operators previous to URE. Minor exceptions to this are the 12 pump-test monitor wells installed by Texasgulf in 1982 and leach testing of core samples in 1979 and 1981.

The Lost Creek Project is currently in the late stages of permitting for ISR mining of the HJ Horizon in the MMT. Considerable pre-development drilling and testing activity has been conducted on the Project by URE in conjunction with the permitting process and in anticipation of production. This is discussed in more detail in Section 10.0.

Exploration Summary of the LC North Project:

The LC North Project is currently in the early to middle stage of exploration. The earliest exploration on record was several wide-spaced ‘wildcat’ drill holes in 1967 by Wolf Land and Exploration Corp, a private corporation which later went public as Inexco. This was followed in the late 1960’s and early 1970’s by more ‘wildcat’ drilling by Conoco, Inexco and Amax (Climax). Conoco also conducted some wide-spaced fence-line drilling in a few areas of interest, which included a few closer spaced holes drilled down to 150-200 foot spacing. In the late 1970’s and early 1980’s Texasgulf Minerals controlled the western portions of the current LC North Project and conducted some medium to wide-spaced drilling as part of their Lost Creek program. No drilling activity occurred after 1982. A total of 160 historic exploration holes had been drilled within the Project prior to acquisition by NFU Wyoming (Table 2). Drilled depths ranged from 100 ft. to 1200 ft., with an average of 600 ft. Several redox trends (defined in Section 8.0) were identified and mineral intercepts were encountered in numerous holes, including seven which exceed URE’s current definition of “ore quality” (GT ≥ 0.30, grade ≥ 0.020% eU3O8).

Exploration Summary of the LC South Project:

The LC South Project is currently in the middle stage of exploration. Again, the earliest exploration on record was several wide-spaced ‘wildcat’ drill holes in 1967 as part of a regional joint venture operated by Wolf Land and Exploration Corp (Inexco). Conoco joined the joint venture in 1969 and carried on as the operator. It eventually took control of the venture, and between 1969 and 1975 drilled a few hundred holes within the current LC South Project. Minerals Exploration (Union 76) also drilled a few holes in 1969 within portions of land they controlled. In 1980 and 1981 Texasgulf extended its Conoco joint venture drilling activities into the current LC South Project area with approximately 155 drill holes. After 1981, no activity occurred within Project area until acquisition by NFU Wyoming.

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A total of 481 historic exploration holes were drilled within the current LC South Project prior to acquisition by NFU Wyoming (URE) (Table 2). Historic drilling encountered numerous mineral trends which were investigated mainly by fence-line drilling. Spacing between fence-lines varied from 400 ft. to 1,000 ft. Within fence-lines, drilling was most commonly done on 200 ft. spacing. In the northern portions of the Project, considerable drilling was done on an approximate 200 ft. grid, including some drilling that was spaced as close as 100 ft. Drilled depths ranged from 200 ft. to 1,000 ft., with an average of 460 ft. Significant mineralization was encountered, including 47 mineral intercepts which exceed URE’s current definition of “ore quality” (GT ≥ 0.30, grade ≥ 0.020% eU3O8).

Exploration Summary of the EN Project:

The EN Project is currently in the early stage of exploration. Prior to acquisition by NFU Wyoming (URE), exploration within what is now the EN Project consisted entirely of wide-spaced historic drilling. Between the late-1960s and mid-1970s, approximately 52 holes were drilled and logged by several companies, primarily Conoco and Humble Oil (Exxon) (Table 2). The earliest known exploration was conducted by Wolf Land and Exploration in 1967. Virtually no activity occurred after the late 1970’s.

Holes averaged 800 ft. in depth, with some deeper holes 2,000+ ft. deep. Most of the historic drilling focused on the western and southern portions of the project area. The northernmost portions of the EN Project have seen no drilling. Drilling was generally done on an irregular grid, widely-spaced on roughly half-mile centers, with varying depths. A few areas were drilled in modified fence configurations, with holes averaging 200-500 ft. apart. Significant mineralization (defined as mineral intercepts with GT values of 0.15 or higher) was encountered in scattered occurrences, but was rarely further investigated with closer-spaced drilling.

Exploration Summary of the Toby Project:

The ground which currently comprises the Toby Project was extensively drilled by Minerals Exploration, Inc. (Union Oil Company) in 1982. Their efforts identified mineralization in a shallow trend called the K-Trend which they drilled-out approximately on 100 to 200 foot spacing. Approximately 101 holes were drilled to an average depth of approximately 230 feet. Most of the mineralization occurs at depths of 150 feet or less and therefore may be near or above the water table, rendering it unsuitable for ISR extraction. Nonetheless, the trend holds significance in that its presence remains consistent with URE’s regional concept of alteration and mineralization.

URE holds limited information on this drilling activity and possesses only two of the drill logs. Therefore the footage for this drilling has been excluded from Table 2, with the exception of those two holes which have been combined with the EN data.

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Table 2: Drill Hole Summary

LOST CREEK PROJECT
YEAR	PLUG HOLES		WELLS		TOTAL		(CORED)*
	EXPLORATION	DELINEATION	MONITOR/PUMP TEST WELL	WATER WELL	# HOLES	FEET
Historic Holes:	551		12		563	363,423	(17)
(Historic Wells Abandoned)*			(12)
2005		14		1	15	10,880	(9)
2006			17		17	7,364
2007	6	189	60	2	257	156,722	(4)
**2008	97	300	60	2	459	303,881	(3)
2009		238	19		257	180,476
2010	6	84	9		99	71,388	(1)
2011	50	6	21	0	77	58,430	(6)
URE Totals:	159	831	186	5	1,181	789,141	(23)
(Wells Abandoned)*			(11)	(0)
Drill Hole Totals:					1,744	1,152,564	(40)

LC NORTH PROJECT
YEAR	PLUG HOLES		WELLS		TOTAL		(CORED)*
	EXPLORATION	DELINEATION	MONITOR/PUMP TEST WELL	WATER WELL	# HOLES	FEET
Historic Holes:	160				160	97,862	(0)
2007	30				30	35,403
2011	105			1	106	101,919
URE Totals:	135			1	136	137,322	(0)
Drill Hole Totals:					296	235,184	(0)

LC SOUTH PROJECT
YEAR	PLUG HOLES		WELLS		TOTAL		(CORED)*
	EXPLORATION	DELINEATION	MONITOR/PUMP TEST WELL	WATER WELL	# HOLES	FEET
Historic Holes:	481				481	220,564	(1)
2010	159				159	101,111
URE Totals:	159				159	101,111	(0)
Drill Hole Totals:					640	321,675	(1)

EN & TOBY PROJECTS
YEAR	PLUG HOLES		WELLS		TOTAL		(CORED)*
	EXPLORATION	DELINEATION	MONITOR/PUMP TEST WELL	WATER WELL	# HOLES	FEET
Historic Holes:	54				54	46,114	(0)
2007	3				3	8,590
2008	11			1	12	11,389
URE Totals:	14			1	15	19,979	(0)
Drill Hole Totals:					69	66,093	(0)

	GRAND TOTALS - LOST CREEK PROPERTY (All Projects)
	PLUG HOLES		WELLS		TOTAL		(CORED)*
	EXPLORATION	DELINEATION	MONITOR/PUMP TEST WELL	WATER WELL	# HOLES	FEET
HISTORIC HOLES	1,246	0	12	0	1,258	727,963	(18)
UR-ENERGY	467	831	186	7	1,491	1,047,553	(23)
* Cored holes and abandoned wells are counted within other categories
** Excludes Deep Disposal Well (LC DW No. 1)

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6.3	Previous Mineral Resource Estimates and Their Reliability

Several historic estimations of mineral resources have been made for uranium deposits in the area of the Lost Creek Project, however, no estimation had been previously completed which could be directly applied to the Adjoining Projects within the Property. Portions of the LC South Project had been included within resource estimations by Conoco for its Project A, however it is not possible to distinguish which portion of those resources can be applied directly to the Company’s current LC South Project boundary.

Table 3 outlines the different resource estimates for the Lost Creek Project that have been conducted by different entities from 1978 through 2011, including four NI 43-101 compliant resource estimates which are discussed in Section 14.0 Mineral Resource Estimates. The various historic resource estimates encompass varied geographical areas, various host sand horizons, and utilize different or unknown resource determination methods. Consequently, these historic estimates cannot be used as a direct comparison with the resource estimate presented in this report. Most of the earlier resource estimates did not differentiate resources in terms of currently recognized categories of confidence (Measured, Indicated, and Inferred).

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Table 3: Previous Resource Estimates

		Total Resource (Geol. Inplace)	Avg. Grade				LEVEL OF CONFIDENCE
Date	Company			Cutoffs	TF	Comments	Measured	Avg. Grade	Indicated	Avg. Grade	Inferred	Avg. Grade

10/4/1978	Texasgulf (Freeman,Limbach) [1]	8,246,876	0.045%	10'-0.025%			-----	-----	6,468,515	0.047%	1,778,361	0.039%
2/1/1981	DOE [4]	6,378,000	0.057%	0.03%		p. 31, in-place resources	Not differentiated
2/1/1981	DOE [4]	8,908,571	0.041%	0.02%		p. 31, in-place resources	Not differentiated
2/9/1981	Wyoming Minerals [2,5,4]	11,008,893	0.073%	5'-0.05%			Not differentiated
6/5/1981	Texasgulf [4]	9,072,333	0.061%	5'-0.03%		Polygon method	Not differentiated
April,1982	Texasgulf (Mouillac & Stewart) [3,8]	5,715,413	0.062%	5'-0.03%	16.0	Polygon method	Not differentiated
3/31/1989	PNC Exploration-Halliwell [5]	8,072,334	0.061%	5'-0.05%	16.0	Polygon method	Not differentiated
Jan. 1996	PNC Exploration (F.Groth) [6]	7,908,605		0.05%			Not differentiated
5/31/2005	URE (Douglas) [7]	9,021,371	0.055%	.03% , GT.30	16.0	Cumulative GT/hole	-----	-----	8,122,287	0.055%	900,000	0.055%
6/15/2006	URE-NI 43-101 (Roscoe-Postle) [8,9]	10,933,736	0.059%	3'-.03%, GT.30	16.0	Cumulative GT/hole (Ind + Inf)	-----	-----	9,822,356	0.058%	1,111,380	0.076%
10/30/2006	URE (Douglas) [10]	6,787,000	0.059%	.03% , GT.30	16.0	Cumulative GT/horizon	Not differentiated
4/2/2008	URE-Amended NI 43-101 (Lyntek) [11]	9,900,000	0.054%	.03% , GT.30	16.6	Cumulative GT/hole (Ind + Inf)	-----	-----	9,200,000	0.053%	700,000	0.066%
3/16/2011	URE -Prelim Assessment-(Trec) [12]	6,006,000	0.055%	.02% , GT.30	16.6	GT Contour/horizon [HJ, KM only]	2,655,000	0.052%	2,568,000	0.060%	783,000	0.051%

1.	Lost Creek- Conoco Reserves; P. Freeman, F. Limbach; October 4, 1978; Texasgulf internal report.
2.	Appendix C, Resource Update as of 2/9/81; Unattached document, Texasgulf.
3.	Geology and Control of the Uranium Mineralization on the “Main Mineral Trend” – Recommendations for the 1982 Program;. J. Mouillac and M. Stewart, April 1982; Texasgulf internal report.
4.	Lost Creek and Conoco Uranium Projects, Texasgulf Minerals and Metals, Inc.; January 1984, p. 31.
5.	PNC Exploration (USA), Red Desert Project, D. Halliwell, March 31 1989, p. 17.
6.	ISL Addressable Reserve Estimate for PNC’s Red Desert Uranium Project; F. Groth; January 29, 1996; Internal report for PNC.
7.	Evaluation of Resources, Lost Creek Uranium Deposit; Richard Douglas, May 31, 2005; Ur-Energy USA, internal report.
8.	Technical Report on the Great Divide Basin Uranium Properties, Wyoming Prepared for Ur-Energy Inc.; Stewart Wallis, P. Geo, Roscoe Postle, June 15, 2005, Revised October 15, 2005.
9.	Technical Report on the Lost Creek Project, Wyoming, NI 43-101 Prepared for Ur-Energy; Stewart Wallis, P. Geo, Roscoe Postle, June 15, 2006.
10.	Geological Report on the Lost Creek Uranium Deposit; Richard Douglas, October 30, 2006 Ur-Energy, internal report.
11.	Amended NI 43-101 Preliminary Assessment for the Lost Creek Project, April 2, 2008, as amended February 25, 2011; J. Kyle, PE, D. Maxwell, PE, Lyntek, Inc. and Stewart Wallis, P. Geo.
12.	Preliminary Assessment Lost Creek Property Sweetwater County, Wyoming; D. Graves, PE, M. Yovich, PE, TREC, Inc., and R. Maxwell, CPG, Behre Dolbear & Company (USA), Inc.; March 16, 2011

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All of the resource estimates in Table 3 are superseded by the resource estimates presented in this report.

6.4 Production History

Within the Property area, there has been no conventional or ISR production of uranium nor pilot plant activities. Regionally, historical production activities have been from the production of numerous underground and surface mines in the Crooks Gap / Sheep Mountain District approximately 25 miles to the north, at the Sweetwater Mine and Mill approximately five miles to the south, and limited ISR production in the Bison Basin approximately 27 miles to the northwest (Figure 2). All of these mining activities had ceased by the end of 1982.

7.0 Geological Setting and Mineralization

7.1 Regional, Local, and Property Geology

Regional and local surficial geology in the vicinity of the Lost Creek Project is shown on Figure 4. A stratigraphic chart illustrating stratigraphic relationships of Tertiary sediments in the GDB, as well as the specific Property geology are shown in Figure 6. Figure 7 provides an illustration of a conceptual uranium roll front similar to that which typically occurs within the Property.

The Lost Creek Property is situated in the northeastern part of the GDB which is underlain by up to 25,000 ft. of Paleozoic to Quaternary sediments (Figure 5). The GDB, and the Washakie Basin to the south, comprise the eastern half of the greater Green River Basin, which occupies much of southwestern Wyoming. The GDB lies within a unique divergence of the Continental Divide and is bounded by structural uplifts or fault displaced Precambrian rocks, resulting in internal drainage and an independent hydrogeologic system.

Rock outcrops in the GDB are dominated by the Battle Spring Formation of Eocene age (Figure 4). The dominant lithology in the Battle Spring Formation is coarse arkosic sandstone, interbedded with intermittent mudstone, claystone and siltstone (Figure 8). Deposition occurred as alluvial-fluvial fan deposits within a south-southwest flowing paleodrainage.

The sedimentary source is considered to be the Granite Mountains, approximately 20 to 30 miles to the north. Maximum thickness of the Battle Spring Formation sediments within the GDB is 6,000 ft.

Approximately six miles southwest of the Property, the Battle Spring Formation interfingers with the Wasatch and Green River Formations of equivalent age (Eocene) within a belt roughly 15 miles wide, shown in Figure 4. The Wasatch and Green River together represent low-energy fluvial, lacustrine and paludal depositional environments which are time-equivalents of the alluvial fan deposits of the Battle Spring Formation.

Deep-seated regional thrust faulting associated with the Wind River thrusting occurred at depth in the central portions of the GDB. The horizontal component of displacement is possibly greater than nine miles. However, displacement does not extend to the surface. Shallow normal faulting is also common throughout the GDB, having a preferential orientation that is generally east-west. These are relatively local and appear to be late stage events in the structural history of the Basin. Throws are generally less than 200 ft. and most commonly on the order of 50 ft.

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Strata within the GDB generally exhibit gentle dips of one to three degrees, increasing to as much as 20 degrees in some locations along the basin margin. Gentle folding during late Eocene accompanied late-stage regional thrusting; therefore broad anticlinal and synclinal folds are present within the Battle Spring Formation. Similar to the shallow normal faulting, the fold axes generally are oriented east-west.

Uranium deposits in the GDB are found principally in the Battle Spring Formation, which hosts the Lost Creek Project deposit. Lithology within the Lost Creek deposit consists of approximately 60 to 80% poorly consolidated, medium to coarse arkosic sands (up to 50 ft. thick) and 20 to 40% interbedded mudstone, siltstone, claystone and fine sandstone, each generally less than 25 ft. thick. This lithological assemblage remains consistent throughout the entire vertical section of interest in the Battle Spring Formation. Figure 8 illustrates a Type Log for the Lost Creek Project and is indicative of the entire Property.

Outcrop within the Property is exclusively that of the Battle Spring Formation. Due to the soft nature of the formation, this occurs largely as sub-crop beneath the soil. Stratigraphy throughout the Property is relatively consistent and has been subdivided into several thick sand horizons with intervening named mudstones (Figures 6 and 8). Provided below is a brief description of each named stratigraphic unit or “Horizon” for the Lost Creek Project. While generalizations about lithology and thickness can be made about these Horizons throughout the entire Property, depths below ground surface (bgs) at which a given horizon can be encountered may vary greatly due to regional stratigraphic dip and displacement due to normal faulting.

DE Horizon -- The DE Horizon is locally absent in the northern and southern portions of the Lost Creek Property, having been removed by erosion. This Horizon consists of a sequence of sands and discontinuous clay/shale units. In portions of the Lost Creek Project area, the lower shale boundary is absent such that the sands of the DE Horizon coalesce vertically with sands of the underlying FG Horizon. In the Lost Creek Project area, the top of the unit ranges from 80 to 200 ft. bgs and is approximately 80 ft. thick where the entire section is present.

EF Shale -- Underlying the DE is the EF Shale interval. It can be characterized as mudstone or claystone, interbedded commonly with silt and sand. This unit is not always present due to the coalescing nature of the DE and FG sands.

FG Horizon -- In the Lost Creek Project area, the top of the FG Horizon occurs at depths of approximately 150 to 300 ft. bgs. The total thickness of the FG Horizon is approximately 160 ft. The FG is generally composed of fine to coarse-grained arkosic sands with thin discontinuous intervals of fine sand, mudstone and siltstone. Stratigraphically, the FG Horizon is subdivided into the Upper FG (UFG), Middle FG (MFG) and the Lower FG (LFG).

Lost Creek Shale (LCS) -- Underlying the FG Sands is the Lost Creek Shale. The Lost Creek Shale is continuous across the Project, ranging from 5 to 45 ft. in thickness. Typically, this unit has a thickness of 10 to 25 ft. Its lithology is dominated by silty mudstone and dense claystone. It commonly includes siltstone, and may locally be sandy or contain thin lenticular sands.

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HJ Horizon -- The HJ Horizon is the primary target for uranium production at the Lost Creek Project and is the dominant host for mineralization in the Main Mineral Trend. The HJ Horizon has been subdivided into four sub-units: Upper HJ (UHJ), Middle HJ1 (MHJ1), Middle HJ2 (MHJ2) and the Lower HJ (LHJ). These sub-units are generally composed of coarse-grained arkosic sands, locally with thin discontinuous intervals of fine sand, siltstone and mudstone. Likewise, the four sub-units are separated by locally continuous mudstones and siltstones. The bulk of the uranium mineralization is present in the two MHJ sub-units. The total thickness of the HJ Horizon ranges from 120 to 140 ft., averaging approximately 130 ft. The top of the HJ Horizon ranges from approximately 300 to 450 ft. bgs within the Lost Creek Project.

Sagebrush Shale (SBS) -- Beneath the HJ Horizon is the Sage Brush Shale. Within the Lost Creek Project the top of this shale ranges from 450 to 550 ft. bgs. The Sage Brush Shale is laterally extensive and ranges from 5 to 75 ft. in thickness. Lithology of the Sage Brush Shale is typically that of claystone and mudstone with interbedded silts and thin sands.

KM Horizon -- The KM Horizon is present beneath the Sage Brush Shale. The KM Horizon is generally coarse sandstone with discontinuous fine sandstone and mudstone intervals. The KM has also been further subdivided into the Upper KM (UKM) and the Lower KM (LKM). The KM Horizon is host to a significant portion of mineralization within the Lost Creek Project and therefore is a potential production aquifer. The top of the KM Horizon is usually between 450 and 600 ft. bgs within the Lost Creek Project.

L, M, and N Horizons -- These horizons are collectively referred to by the company as the “Deep Horizons” and occur within a 300 to 350 ft. interval below the KM Horizon. They consist of lithologies identical to that of the HJ and KM Horizons. Currently they are the targets of exploration activities. Individually each is approximately 100 ft. thick and is composed of multiple, stacked, coarse sands which are commonly separated by relatively thin, discontinuous shaley zones.

The MMT within the Lost Creek Project is bisected by a normal fault system, referred to as the Lost Creek Fault, consisting of two faults, roughly parallel, trending east-northeast to west-southwest (Figure 9a). The easternmost main fault is down-thrown to the south with a maximum displacement of approximately 80 ft. A secondary fault is positioned along the western portion of the MMT and is located 800 to 1,600 south of the easternmost fault to which it is sub-parallel. This westernmost fault displays opposite displacement, downthrown to the north, with a maximum displacement of approximately 50 ft. The last displacement of these faults is post-mineralization and has offset the mineral deposit. Pump-testing and monitoring on both sides of the fault have demonstrated that the fault plane is effectively sealed and thus represents a hydrologic barrier or boundary condition. A third fault within the Lost Creek Project exists roughly 3,800 ft. north of the MMT and has displacement ranging from approximately 20 ft. to 80 ft. Due to its distance from the MMT it will have no effect on planned production. Also, in the northern portions of the LC South Project, there is an east-west trending fault that has a displacement of up to 160 ft. (see Figure 9b). The resulting opposing displacements of these various faults produce horst and graben features that are local to portions of the Property.

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7.2 Hydrogeology

The Property is located within the northeastern portion of the GDB. Due to a divergence in the Continental Divide, the basin is topographically closed, with all surface water draining to the interior of the basin. Available data suggest that groundwater flow within the basin is predominately toward the interior of the basin (Collentine, 1981 and Welder, 1966).

Most of the surface water is runoff from precipitation or snowmelt. It quickly infiltrates the vadose zone and recharges the shallow groundwater, evaporates, or is consumed by plants through evapotranspiration. The shallowest aquifer within the Battle Spring Formation underlying the Property area is unconfined, poorly consolidated, and poorly stratified. The shallow water table is typically 80 to 150 ft. bgs.

Green Mountain, which is approximately 15 miles north of the Property, is a major recharge area for aquifers within the northeastern portion of the GDB (Fisk, 1967). The Rawlins Uplift, Rock Springs Uplift, and Wamsutter Arch, located east, southwest, and southeast, respectively, from the Property area, are also identified as major recharge areas for aquifers within the GDB (Fisk, 1967). The main discharge area for the Battle Spring/Wasatch aquifer system is a series of lakes, springs and playa lake beds near the center of the basin. Ground water potentiometric elevations within the Tertiary aquifer system in that portion of the basin are generally near the land surface.

The Battle Spring Formation crops out over most of the northeastern portion of the GDB, including all of the Property (Figure 4). It is considered part of the Tertiary aquifer system by Collentine et al. (1981). This aquifer system includes the laterally equivalent Wasatch Formation (to the west and south) and the underlying Fort Union and Lance Formations (Figure 5). The base of the Tertiary aquifer system is marked by the top of the Lewis Shale. The Lewis Shale is generally considered a regional aquitard, although this unit does produce limited amounts of water from sandstone lenses at various locations within the GDB and to the south in the Washakie Basin. The Lewis Shale is considered the base of the hydrogeologic sequence of interest within the GDB.

Units deeper than the Lewis Shale are generally too deep to economically develop for water supply or have elevated total dissolved solid concentrations that render them unusable for human consumption. Exceptions to this can be found along the very eastern edge of the basin, tens of miles from the Project, where some Lower Cretaceous and older units provide relatively good quality water from shallow depths.

Shallower aquifer systems that can be significant water supply aquifers within the GDB include the Quaternary and Upper Tertiary aquifer systems. The shallower aquifer systems are important sources of ground water only in localized areas, typically along the margin of the basin where the Battle Spring Formation is absent. Aquifer systems beneath the Tertiary include the Mesaverde, Frontier, Cloverly, Sundance-Nugget and Paleozoic aquifer systems (Collentine, 1981). In the northeast GDB, these aquifer systems are important sources of water only in the vicinity of their outcrops near structural highs such as the Rawlins Uplift.

Hydrologic units of interest within the northeast GDB from deepest to shallowest include the following:

•	Lewis Shale (aquitard between Tertiary aquifer system and Cretaceous Mesaverde aquifer system);
•	Fox Hills Formation (Cretaceous);
•	Lance Formation (Tertiary aquifer system);
•	Fort Union Formation (Tertiary aquifer system);
•	Battle Spring Formation-Wasatch Formation (Tertiary aquifer system);
•	Undifferentiated Tertiary Formations (Upper Tertiary aquifer system, including Bridger; Uinta, Bishop Conglomerate, Browns Park, and South Pass). These units are not present within the Property.
•	Undifferentiated Quaternary Deposits (Quaternary aquifer system).

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Nomenclature for the hydro-stratigraphic units of interest within the Lost Creek Project are synonymous with the Project’s stratigraphic horizon names (Figure 6). The shallowest occurrence of groundwater within the Project area occurs near the base of the DE Horizon. The DE Horizon, however, is not saturated in all portions of the Lost Creek Project and is not defined as a groundwater unit. Below the DE is the FG, which is the first major saturated unit. The basal sand unit of the FG is designated as the overlying aquifer for the HJ.

The primary uranium production aquifer is identified as the HJ Horizon. The HJ Horizon is bounded above and below by extensive confining units identified as the Lost Creek Shale and the Sage Brush Shale, respectively. The confining characteristics of these units have been demonstrated with pump tests performed by URE and are considered regional aquitards; therefore the HJ Horizon as a whole is hydrologically a confined aquifer. However, the four sub-units of the HJ Horizon are commonly separated by thin clayey units that are not laterally extensive and, based on pump test results, are not confining with respect to each other and do not prevent vertical movement of ground water within the HJ.

Potentiometric surface data in the HJ Horizon indicate that the Lost Creek Fault provides a significant vertical hydraulic barrier to groundwater flow. The potentiometric surface on the north side of the fault is 15 ft. higher than on the south side. The hydraulic barrier effect of the fault was confirmed during the long-term pump test in 2007 Potentiometric data indicate that within the Lost Creek Project groundwater flows to the west-southwest, generally consistent with the regional flow system.

Beneath the HJ Horizon and the Sage Brush Shale is the KM Horizon. The KM Horizon represents the underlying aquifer to the HJ Horizon. But it also contains mineralization and therefore is a potential secondary production aquifer. Inversely, the lowermost sand of the HJ Horizon, the LHJ, is designated as the overlying aquifer for the potential production in the KM Horizon. Both the underlying confining unit to the KM Horizon and the corresponding underlying aquifer have yet to be determined and are the subject of an ongoing investigation.

The deeper sand horizons, the L, M and N, are separated by shaley aquitards, however there is insufficient data at this time to substantiate that these aquitards are regionally continuous.

URE has been collecting lithologic, water level, and pump test data as part of its ongoing evaluation of hydrologic conditions at the Lost Creek Project. In addition to URE’s data collection, historical hydrogeological data collected for Texasgulf (Hydro-Search, Inc., 1982) were used to support this evaluation. Water level measurements, both historical and recent, provide data to assess potentiometric surface, hydraulic gradients and inferred ground water flow directions for the aquifers of interest at the Project. A long-term pump test (Petrotek Engineering Corporation, 2007) and several shorter-term pump tests (Hydro-Engineering, 2007), as well as the pump tests conducted for Texasgulf (Hydro-Search, Inc., 1982), were used to evaluate hydrologic properties of the aquifers of interest, to assess hydraulic characteristics of the confining units, and to evaluate impacts to the hydrologic system of the fault through the Lost Creek Project area.

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The Technical Report portion of the Lost Creek ISR, LLC application for NRC Source and Byproduct Materials License, Section 2.7, concludes that the uranium-bearing sandstone horizons within the upper Battle Spring Formation appear to be suitable targets for ISR operations. The primary production zone aquifer (HJ Horizon) is bounded by laterally extensive upper and lower confining units, as demonstrated by static water level differences and responses to pump tests. Aquifer properties (transmissivity, hydraulic conductivity and storativity) are within the ranges observed at other ISR operations that have successfully extracted uranium. Water quality is generally consistent throughout the hydro-stratigraphic units of interest. Elevated radionuclides are present in the groundwater, but this is consistent with the presence of uranium mineralization within the sandstones. The Lost Creek Fault acts as a hydraulic barrier to flow and will be considered in mine unit design and operation (Ur-Energy, 2007a, b). Hydrologic information indicates that the Project is suitable for ISR mining.

7.3 Mineralization of the Lost Creek Deposit

Mineralization of the Lost Creek Deposit and Adjoining Projects occurs as roll front type deposits. Roll front type deposits are further described in Section 8.0.

The most significant mineral resources in the Lost Creek Property occur within two major stratigraphic horizons within the Battle Spring Formation: the HJ and the KM Horizons. The HJ Horizon carries the large majority of the currently defined mineral and has been the subject of the permitting process. For resource reporting, the HJ Horizon is subdivided into four stratigraphic sub-units. These sub-units have been named the Upper HJ (UHJ), Middle HJ1 (MHJ1), Middle HJ2 (MHJ2) and Lower HJ (LHJ) (Figure 6). The richest concentration of uranium mineralization occurs in the MHJ sub-horizon. Each sub-unit, in turn, consists of multiple mineralized roll fronts. The HJ Horizon, as a whole, contains a total of 11 individual roll fronts within a stratigraphic interval of approximately 130 ft.

The KM Horizon underlies the HJ Horizon and contains additional significant mineralization which will be targeted for production later in the Lost Creek Project mine plan. Mine approvals for the KM Horizon will be addressed by amendment to the mine license/permits. To date, a total of nine individual roll fronts have been identified in the KM Horizon within a stratigraphic interval of approximately 100 ft. Roll fronts in both the HJ and KM Horizons extend beyond the limits of the MMT as discussed below in Section 9.2.

The combined HJ and KM mineral trend, generally referred to as the MMT, extends in an east-northeast to west-southwest orientation for nearly three miles. The composite width of the mineral trend varies from 500 to 2,000 ft. Individual roll fronts within the deposit are typically 25 to 75 ft. wide and are very sinuous. They are stacked vertically and commonly overlie each other in a complex, erratic, anastomosing pattern in plan-view, as illustrated in Figures 9a and 9b.

Mineralization has also been identified along the MMT within horizons both above and below the HJ and KM. The FG Horizon, and to a lesser extent the DE Horizon, both contain numerous occurrences of mineralization. These horizons have not been specifically targeted by drilling. Rather, current knowledge of these occurrences was derived from drilling which targeted deeper horizons. URE has recently conducted a thorough review of the mineralization within the FG and the results are contained within the current resource estimate. However, mineralization within the DE was deemed insignificant and therefore not included in the resource estimate reported herein. Furthermore, most of the DE Horizon lies above the water table and thus is not amenable to ISR extraction.

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Mineralization has been recognized in horizons deeper than the KM: the Deep Horizons (L, M and N). They are mineralized within the Lost Creek Project and also in the Adjoining Projects. The 2011 drilling program successfully confirmed multiple roll fronts with Inferred resources in these horizons within the northeastern portion of the Lost Creek Project and within the LC North Project. In addition, redox fronts (defined in Section 8.0) within these same horizons were identified in the LC South Project during the 2010 drilling program. These occurrences are discussed in Section 9.0 (Exploration). URE anticipates future exploration drilling to further define the resource potential of these stratigraphic horizons.

Depth to the top of any given unit can vary from one end of the MMT to the other by up to 220 ft. due to the regional dip of one to three degrees, and to displacement by normal faulting. Within the Lost Creek Project the depth to mineralization in the HJ Horizon ranges from approximately 320 to 600 ft., averaging 435 ft. In the KM Horizon, mineralization ranges from 425 to 685 ft., averaging 515 ft.

The geometry of mineralization is dominated by the classic roll front “C” shape or crescent configuration at the alteration interface (Figure 7). The highest grade portion of the front occurs in a zone termed the “Nose” within reduced ground just ahead of the alteration front. Ahead of the Nose, at the leading edge of the solution front, mineral quality gradually diminishes to barren within the ‘Seepage’ zone. Trailing behind the Nose, in oxidized (altered) ground, are weak remnants of mineralization referred to as “Tails” which have resisted re-mobilization to the Nose due to association with shales or other lithology of lower permeability. Tails are generally not amenable to ISR extraction because the uranium is typically found within strongly reduced and impermeable strata, therefore making it difficult to leach.

Thickness of mineralization within each roll front may vary from 5 to 25 ft. thick. Typical thickness is from 10 to 15 ft. Strata within the deposit are nearly horizontal; therefore thickness derived from vertical down-hole gamma logs can be considered reasonable measures of true thickness. Mineral intercepts of over 25 ft. in total thickness are common where multiple roll fronts occur stacked on top of each other. Average grade within the Lost Creek MMT is approximately 0.055% eU3O8.

Resource calculations presented herein address mineral intercepts which exceed a minimum cutoff GT value of 0.30 (ft.-%) and a minimum grade cutoff of 0.020% eU3O8. Mineral intercepts not making those cutoffs have been excluded from resource calculations. An NI 43-101-compliant estimate of the mineral resources identified in the Lost Creek Property is summarized in Section 14.0.

Mineralogy of the zone of interest has been studied in thin section and by x-ray diffraction (XRD) analysis. Mineralogical analyses were conducted in 1979 by Russell Honea (Honea 1979a and b), and in 2007 by Hazen Research (Hazen, 2007) on samples derived from core. Results indicate that the uranium occurs primarily as the mineral coffinite (uranium silicate) in the form of micron- to submicron-size inclusions disseminated in and on interstitial clay, possibly absorbed by cation exchange; also intimately interspersed through some of the pyrite and as partial coatings on quartz and biotite. Minor amounts of uraninite (uranium oxide) and brannerite (uranium-titanium oxide) have also been identified. Clay rich fractions are predominantly smectite (montmorillonite), with minor kaolinite.

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The Hazen Research analysis concluded that uranium should be recoverable by an ISR operation because of the unconsolidated nature of the sandstone and expected diffusion of the lixiviant through the smectite minerals. Recoverability has been confirmed by leach testing results (Section 13.0).

7.4 Mineralization of Adjoining Projects

Projects adjoining the Lost Creek Project and controlled by URE are considered to be in the exploration stage. URE geologists have reviewed data from approximately 700 historical wide-spaced exploration drill holes throughout the Property. Their evaluations indicate roll front trends present in the Lost Creek Project extend northerly and southerly into the Adjoining Projects. This has been confirmed by exploration drilling done by URE in 2007, 2010 and 2011.

Based on their evaluations, URE geologists believe that at least two regional alteration cells can be identified in the Lost Creek region. It is believed that the MMT is a local, but not unique, occurrence of mineralization within those regional cells. Mineralization observed in the Adjoining Projects exhibits similar roll front characteristics as observed in the MMT and is believed to be the product of the same regional geochemical cells as those associated with that deposit. Similar to the Lost Creek Project, the mineralization on the Adjoining Projects occurs as multiple roll fronts, each typically 25 to 75 ft. wide. These roll front trends are found within stratigraphic intervals from near surface to over 1,000 ft. in depth, including the same HJ and KM Horizons which host the MMT. Inferred resources that occur along these roll fronts were identified mostly as a result of further evaluation of 2007 and 2010 drilling and the additional 2011 drilling. These occurrences are discussed in Section 9.0 (Exploration). Regional roll front trends which have been recognized within the Adjoining Projects represent, in composite, a total of approximately 26 linear miles of trend. Most of these remain untested. Employing the MMT as a model, URE geologists believe there may be additional mineral resources within the Adjoining Projects. Recent results from the 2011 drilling campaign (see Section 9.2) are consistent with this assumption.

7.5 Disequilibrium

Uranium values derived from gamma data are termed “radiometric” values and are assumed to be equivalent (eU3O8) to true uranium values if equilibrium is present. Therefore, equilibrium exists when the ratio of radiometric eU3O8 to true chemical U3O8 is 1. This can be determined by obtaining physical samples of the mineralized formation and conducting laboratory analyses of their uranium content; or by modern logging methods, including Prompt Fission Neutron logging (PFN). The true uranium content thus derived is then compared to the radiometric values in terms of GT on a per-mineral intercept basis. The uranium content used by URE to develop the mineral resource estimates in Section 14.0 has been derived mainly from radiometric geophysical logs (gamma logs) from which the uranium content is interpreted assuming radiometric equilibrium. Justification for this interpretation method is described below.

Disequilibrium in roll front deposits becomes an issue largely because of the possibility of remobilization of uranium during the roll front formation process, or possible dispersion by modern shallow oxidizing groundwater. Each circumstance may lead to separation of uranium from its gamma-emitting daughter products, that being mostly bismuth isotope 214 (214Bi), the isotope that is detected by gamma logging. Since the presence of uranium is traditionally detected using gamma measurements, disequilibrium conditions could yield erroneous values for uranium.

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Disequilibrium within the MMT has been studied extensively. Core of selected mineralized zones from drilling conducted from 2005 through 2010 have been analyzed for chemical uranium on one-foot depth intervals. Detailed comparisons of laboratory results against mineralization derived from gamma logs have been performed.

In addition, a total of 445 mineral intercepts within 214 drill holes have been logged using PFN technology. The PFN tool provides a direct down-hole analysis of uranium by means of in-place fission of 235U initiated by the emission of high energy neutrons. Output of the PFN logging is in much the same format as that from the gamma logging tool. Comparison of the mineralization reported by each method has been evaluated in detail on a per-mineral intercept basis. For any given intercept, GT values are derived from both the gamma and PFN data. A Disequilibrium Factor (DEF) is then reported as the ratio of GT values: PFN GT ÷ Gamma GT. Thus, a value greater than 1.0 indicates chemical enrichment compared to gamma, and a value less than 1.0 represents chemical depletion.

PFN technology has been available for use at the Lost Creek Project drilling campaigns since 2008. Since then, mineral intercepts within virtually all stratigraphic horizons have been PFN-logged. PFN sampling methods are discussed in Section 14.0. The selection of PFN-logged mineral intercepts has targeted all redox and roll front zone conditions associated with roll fronts: both oxidized and reduced, Tails, Nose and Seepage zones. Detailed evaluation of the results indicates that the MMT as a whole is in equilibrium. In general, DEF variability can be observed, but when charted is quite scattered and appears random. No discernible pattern of DEF in any given area could be detected as an indicator of remobilization. A statistical analysis of the data revealed that the deposit exhibits disequilibrium characteristics consistent with a relatively stable roll front deposit, including slight chemical enrichment common in the reduced facies of the nose and seepage zones where the vast majority of resource resides. Conversely, a slight depletion is recognized in oxidized facies behind the front. A statistical average of all significant mineral intercepts analyzed with PFN yielded an average DEF of 1.06, or slightly enriched.

As discussed above, mineral resources reported for the Property (Section 19.0) have been predominantly estimated from gamma data only. The core and PFN results confirm that those resources do not need to be adjusted for chemical disequilibrium. A conservative DEF value of 1.0 (equilibrium) has been used in all resource estimations.

8.0 Deposit Type

Uranium mineralization within the Property occurs as roll front type deposits typical in most respects of those observed in other Tertiary Basins in Wyoming. Figure 7 illustrates the geometry and mineralogical model of a typical roll front uranium deposit. The formation of roll front deposits is largely a groundwater process that occurs under favorable geochemical conditions. The most favorable host rocks for roll fronts are permeable sandstones within large aquifer systems. Interbedded mudstone, claystone and siltstone are often present and aid in the formation process by focusing groundwater flux.

The source of the uranium within the Lost Creek Property is speculative. Boberg (2010) suggests that the source within this portion of the Wyoming Uranium Province is a combination of: (1) leaching of uraniferous Oligocene volcaniclastics which once covered the basins and (2) weathering and leaching of uraniferous Archean granite of the Granite Mountains (north of the GDB) which also represent the provenance of the arkosic sands comprising the Battle Spring Formation.

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Oxygenated surface water passing through the overlying thick sequences of volcaniclastic material, leached metals, including uranium. These enriched fluids may have also leached additional uranium from the granitic content of the arkosic sands which compose the aquifers. The enriched, oxidizing fluids subsequently entered the regional groundwater systems within the basin and migrated down-dip through the aquifers as large oxidizing geochemical cells referred to as solution fronts.

Uranium precipitated in the form of roll front deposits at the leading edge of the geochemical cells where they encountered reducing geochemical environments within the host sands. Mineral quality was enhanced where groundwater flux was focused horizontally by paleochannels or vertically by aquitards. Continuity of these conditions produced a significant accumulation of uranium at the reduction-oxidation (redox front) interface. In addition, the continued supply of oxygen to the interface leads to degradation of the reducing environment and results in migration down-dip of the redox interface, remobilizing the associated uranium with it. In this manner the uranium deposit slowly migrates down-dip over geologic time.

The reducing environment in the host sand is generally the result of carbonaceous material or leaked reductant gases within the formation. Pyrite is inherently associated with both and is the largest contributor to the reducing environment. Reduced sands are typically some shade of gray. The reducing environment is altered by the passage of the oxidizing solution front. At the same time, pyrite and other iron bearing minerals are oxidized to hematite or limonite/goethite and the carbonaceous material is largely destroyed. As a result, altered (oxidized) sands are typically reddish or yellowish in color.

Mineralization within a roll front varies considerably in size and shape, but is generally long, narrow and sinuous in map view. The total length of a mineral trend may extend for several miles. Commonly, a deposit or mineral trend will consist of a composite of multiple, vertically-stacked roll fronts. Typical width of an individual roll front is generally 25 to 100 ft. However, in the case of multiple stacked fronts, the composite width may be several hundred feet across. Typical thickness of an individual roll front is roughly 5 to 25 ft. and the composite thickness of multiple, vertically stacked fronts may occupy as much as 200 ft.

As described above, the MMT and extension trends throughout the Property are the product of large regional geochemical cells which resulted in a complex composite of multiple, stacked roll fronts at the reduction-oxidation interface. The roll front model and associated mineralization trends are the basis upon which the development program and exploration programs are planned.

9.0 Exploration

Drilling remains the primary method for uranium roll front exploration. Virtually no other exploration methods have been employed within the Property. This is consistent with conventional practices for roll front uranium exploration in Wyoming basins.

Previous (historic) exploration efforts, conducted in the Property area by numerous companies, are described in Sections 6.1 and 6.2. Results of exploration drilling conducted by URE are discussed below.

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9.1 URE Exploration Drilling – Lost Creek Project

Since acquiring the Project, drilling activities by URE have focused primarily on delineation of the MMT in planned production wellfield areas, and installation of monitor and pump-test wells related to permitting. Therefore, exploration activity within the Lost Creek Project has been relatively limited. In 2008, six wide-spaced holes drilled at the request of the WDEQ for the purpose of identifying stratigraphic control identified new redox trends in previously undrilled areas within Section 25 T25N R93W in the southern portions of the Project. Also in 2008, approximately 97 exploration holes were drilled as part of the delineation program to test southerly extensions of roll fronts from the MMT.

The most recent exploration activity has been in the northeastern portion of the Lost Creek Project, east of the MMT (Figure 9a). The 2011 drilling campaign included a total of 50 exploration holes drilled to test for eastern extensions of the HJ and KM mineral trends from the MMT, and also to test for mineralization in deeper trends in the L, M and N Horizons. The approach of the drilling project was to first identify the presence of redox fronts and mineral trends by means of wide-spaced drilling, and then to spot-test the quality of those fronts by close-spaced drilling within drill fence-lines which were approximately 800 ft. apart.

The results indicate that eastern extension of the KM trend into the northeastern portion of the Lost Creek Project is limited; however, extension of the HJ mineral trends appear to be present. A total of seven holes encountered HJ mineral intercepts which exceed URE’s current definition of “ore quality” (GT ≥ 0.30, grade ≥ 0.020% eU3O8) including one intercept showing 16.5 ft. of 0.058% eU3O8 for a GT value of 0.96. HJ mineral depths range from 280 to 430 ft.

Furthermore, previously undiscovered mineralized trends within the M Horizon were also identified in the northeastern portion of the Lost Creek Project. The results include, but are not limited to, one mineral intercept with 17.5 ft. of 0.072% eU3O8 for a GT value of 1.26. Depths to M mineralization range from 650 to 800 feet.

The character of mineralization identified in the northeastern portion of the Lost Creek Project is similar to that identified in the MMT. The resources associated with these occurrences in total represent 129,000 lbs. of new resources in the Inferred category. URE geologists consider that this is likely an extension of the MMT and could be economically viable if additional drilling locates a sufficient quantity of resource. Figure 9a illustrates the location of these new resources in the northeastern portion of the Lost Creek Project.

9.2 URE Exploration Drilling - Adjoining Projects

The location of the Adjoining Projects is shown on Figure 2. Mineralization on these Projects is discussed in Section 7.4. Historic exploration activities are discussed in Section 6.2.

URE Exploration Drilling – LC North

The LC North Project is located to the north and to the west of the Lost Creek Project. Historical wide-spaced exploration drilling on this property consisted of 160 drill holes (see Section 6.2 and Table 2). In 2007, URE drilled 30 exploration holes (35,403 ft.) in two areas immediately north of the Lost Creek Project. Most of this drilling was located in the northern portions of Section 18 T25N R92W and some was in the southeastern portions of Section 8 T25N R92W. The targets were areas of mineralization identified by historic drilling done by Texasgulf. Roughly half of the holes were drilled as nearby offsets of historic mineralized holes. The remainder were more widely-spaced to gain knowledge of the regional geologic framework. The drilling results identified the presence of mineralization occurring in multiple horizons, many of which correlate stratigraphically with mineralized horizons in the MMT. Seven of the drill holes encountered mineralized intercepts with GT values ≥ 0.30 between the depths of 580 and 913.5 ft. Although roll front redox patterns could not be clearly defined and the mineralization appeared discontinuous, the area proved worthy of further investigation.

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Exploration activities in the LC North Project resumed as part of the 2011 drilling program. A total of 106 holes were drilled, including one water supply well. Drilling focused on two areas: one immediately north of the Lost Creek Project where historic drilling indicated that mineral trends extend into the LC North Project and one immediately to the west of the Lost Creek Project boundary where extension of the MMT had been speculated (Figure 9a). Similar to the Lost Creek drilling, the approach was to first confirm the presence of redox fronts and mineral trends by means of wide-spaced framework drilling, and then to spot-test the quality of those fronts by close-spaced drilling within drill fence-lines which were 1,600 to 3,200 ft. apart. The framework drilling confirmed numerous targets in the form of redox fronts from the HJ Horizon downward through the N Horizon. The subsequent fence-line drilling focused largely on the western area and confirmed westerly extension of HJ and KM mineral trends beyond the Lost Creek Project boundary.

A total of 14 “ore” quality intercepts (GT ≥ 0.30, grade ≥ 0.020% eU3O8) were encountered during the 2011 LC North drilling. The average of these intercepts is 9.7 ft. of 0.052% eU3O8 for an average GT value of 0.50 occurring at depths ranging from 588 to 1,015 ft. The best intercept was 10.5 ft. of 0.085% eU3O8 at 708.5 ft. for GT 0.89 in the UKM Horizon. The same hole also included a second “ore quality” intercept of 14.5 ft. of 0.047% eU3O8 at 693.5 ft. for GT 0.68 in a different roll front within the UKM. The 2011 drilling program generated a total of 398,200 lbs. of new resources in the Inferred category (Table 8).

In general, results from URE’s 2007 and 2011 LC North drilling campaigns revealed significant mineralization including 30 mineral intercepts considered strong mineralization (GT ≥ 0.15, grade ≥ 0.020% eU3O8) plus 21 mineral intercepts which exceed URE’s current definition of “ore quality” (GT ≥ 0.30, grade ≥ 0.020% eU3O8). In addition to the HJ and KM Horizons, “ore quality” mineralization was also identified in the L, M, and N Horizons in the north area of the drilling. These occurrences are considered new discoveries in areas and horizons not previously recognized.

URE Exploration Drilling - LC South and Toby

The LC South Project is located to the south and southeast of the Lost Creek Project (Figures 1 and 2). Historical drilling on the LC South Project consisted of 481 drill holes (Table 2). In 2010, URE drilled a total of 159 exploration holes (101,111 ft.) mostly in the northern portions of the Project throughout Sections 28 to 30 T25N R92W which confirmed numerous individual roll front systems occurring within several stratigraphic horizons correlative to mineralized horizons in the Lost Creek Project (Figure 9b). The 2010 drilling program also included a series of wide-spaced framework drill holes up to 1,200 ft. in depth throughout Sections 27 and 30 T25N R92W to investigate regional stratigraphy and alteration patterns. These holes identified deep oxidation (alteration) that represents the potential for several additional roll fronts in the Deep Horizons. Further follow-up drilling is required on the LC South Project to evaluate these deep redox fronts. Recent detailed geological evaluation of historic drill data plus the results of the 2010 LC South drilling campaign have generated a total of 602,600 lbs. of new resources in the Inferred category which are included in the total resources for LC South reported in Table 8 and illustrated in Figure 9b.

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The Toby Project adjoins the LC South Project at its southern boundary. URE has conducted no drilling within the Toby Project.

URE Exploration Drilling – EN Project

The EN Project is contiguous with and east of LC South. Approximately 52 historic exploration holes were drilled with the current EN boundaries prior to acquisition by URE (Table 2). In 2007, URE drilled three deep exploration holes in the northwest portions of the Project totaling 8,590 ft. to test mineralization below 2,000 ft. which had been detected in an abandoned oil and gas test well. Mineralization in that test well included an intercept of 6.5 ft. of 0.10% eU3O8 at 2,200 ft. depth (measured through steel casing), indicating that the presence of mineralized roll fronts may persist at depth. Results of the three exploration holes substantiated mineralization at depth, but were unable to reproduce the mineral quality. However, the presence of alteration at depth was confirmed.

In 2008, 11 wide-spaced exploration drill holes, plus a water well, were completed approximately two miles to the southeast of the previous drilling. Maximum drilled depth was 1,170 ft. and total drilled footage was 11,389 ft. Nine drill holes showed evidence of alteration and multiple mineralized horizons at depths between 500 and 950 ft.

Additional drilling is needed throughout the Adjoining Projects in order to correlate mineralized horizons and to evaluate their potential. URE is developing plans to continue the exploration and evaluation of redox fronts identified by drilling to date.

10.0 Drilling

Explanations of Drill Hole Categories:

Drill holes are categorized either has plug holes or wells. Plug holes are drilled for information only. They are plugged and abandoned as soon as possible after the drilling and logging of the hole. Wells are holes which have been cased for various long-term purposes.

The purpose of drilling may fall into the following categories:

PLUG HOLE DRILLING:

•	Exploration drilling implies that the plug holes are drilled outside of a recognized mineral deposit, with the goal of identifying new resources.

•	Delineation drilling is plug hole drilling on close spacing (typically 100 foot) for the purpose of defining, in detail, the quality and extent of potentially minable mineralization previously discovered by exploration drilling. The assumption is that wellfield planning can be started after completion of the delineation phase of drilling. Delineation drilling generally does not increase resource inventories, but rather will increase the level of confidence of previously-identified mineral resources.

Other types of plug drilling may include:

•	Confirmation drilling for the purpose of verifying historical drill data.

•	Condemnation drilling which is done to substantiate that the proposed Plant or other facility does not overlie significant, and possibly minable, mineralization.

•	Core hole is a ‘secondary’ categorization and involves the collection of rock samples. Coring is normally done only in selected intervals within a hole. Rarely is a drill hole cored top to bottom. Coring may be the main goal of the hole, or it can be done during the ‘pilot’ hole phase of any hole drilled for any other purpose.

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WELLS:

•	Baseline Monitor Wells are drilled to gather water samples and measure water depths for the purpose of characterizing the aquifers before production.

•	Pump-Test Wells are also for aquifer characterization by means of conducting a pumping test. Typically, a pump test will employ one pump well and several observation wells. Observation wells may be completed in the pumped aquifer or aquifers above or below the pumping well. (Note that wells installed for any other purpose may also be employed as observation wells).

•	Production Monitor Wells may include:

-	Interior Monitor Wells which monitor groundwater in an overlying or underlying aquifer, or possibly within the production aquifer. They are located within an area planned for production.

-	Perimeter Monitor Wells are completed within the production aquifer and are arranged in a ring that is offset at a prescribed distance around the production area.

•	Production Wells (Pattern Wells) are for the direct purpose of producing uranium:

-	Injectors are used to inject the production lixiviant (chemically enhanced water) into the production formation.

-	Producers pump the resultant uranium bearing water out of the formation.

(Note: Currently no Pattern Wells have been installed at the Lost Creek Project, pending BLM approval).

•	Water Supply Wells are wells completed to supply water for drilling or any other activity.

Drilling within the Property prior to acquisition by URE is discussed in Sections 6.1 and 6.2. Since acquiring the Property, URE has drilled a combined total of 1,491 plug holes and cased wells within the five Projects. A statistical summary of URE’s drilling programs plus historic holes, to date, is included as Table 2.

All drilling has been mud-rotary type conducted by contracted drill-rigs. The drill rigs are truck mounted 1000 to 1500 rated water-well style rigs. Mud-rotary drilling employs a water-mud fluid system which is pumped down-hole through the drill-pipe, through the drill bit, then up and out of the hole via the annulus between the drill pipe and the hole wall. The drill mud serves both to cool the bit and to flush the drill cuttings to the surface. The cuttings settle out of the mud system in dug mud-pits from which the drill mud is subsequently recycled down the drill-pipe. All holes, to the greatest extent possible, are drilled vertically with a maximum of 2% vertical deviation (horizontal drift ÷ total depth) established as the goal. For this reason, and because mineralization occurs in a horizontal orientation, the mineral intercept thicknesses as reported by gamma logs are considered accurate representations of the true thickness of mineralization.

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All holes drilled for any purpose are geophysically logged from surface to total depth (TD). This logging is always done in the open, uncased hole status. Geophysical logs normally consist of an Electric Log (SP and Resistance) for lithologic interpretation, plus a Natural Gamma Log for detection of uranium mineralization. Logging also includes deviation (drift) surveys reported at regular depth intervals, typically every 20 ft. Accordingly, hole deviation is tracked and mapped routinely and is taken into consideration during geologic interpretation and resource estimation. Geophysical logging may also include Prompt Fission Neutron (PFN) logging of mineralized intervals in selected holes.

Drill cuttings are collected to correspond to every five feet of drilling. Cuttings are used to confirm lithology and to identify the alteration status (redox) of the stratigraphic horizons, but are not analyzed chemically. Coring is done only on a very limited basis and only in selected intervals for the purpose of collecting undisturbed samples for various types of analyses.

Drilling and logging procedures are discussed in additional detail in Section 14.0 (Sampling Method and Approach).

Lost Creek Project:

At the Lost Creek Project a total of 1,181 boreholes and wells have been drilled by URE since acquiring the Project (Table 2). The focus of nearly all of this drilling has been to:

•	Support the permit application processes by means of installing baseline sampling wells, pump-test wells, wellfield perimeter monitor wells, and other monitor wells.

•	Delineate resources in proposed production areas in order to facilitate wellfield planning and permitting.

•	Only a relatively minor amount of exploration drilling (159 holes) has been done on the Project. Most of this was done to test local extensions of the MMT, as discussed in Section 9.1.

Significant drilling activities since URE acquired the Project in 2005 include:

•	Installation of all Baseline and Pump Test wells required for permit applications:

Starting from 2006, a total of 175 monitor wells (excluding 11 abandoned wells) have been installed and employed for baseline studies and aquifer pump tests. These include regional baseline wells, and wells monitoring the overlying and underlying aquifers with relation to the proposed production aquifer. Efforts have focused primarily on planned production from the HJ Horizon, but efforts have also been made toward permitting future production from the KM Horizon.

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•	Full delineation of Resource Area 1 (future Mine Unit 1):

Drilling campaigns between 2007 and 2010 have fully delineated resources within proposed Mine Unit 1. Approximately 450 holes on roughly 100 ft. spacing have been drilled to define resources in both the HJ and KM Horizons. Production wellfield planning has been completed based on the delineation results.

•	Installation and Testing of the Monitor Well ring around proposed Mine Unit 1:

As part of the 2008 drilling, a total of 28 Perimeter Monitor Wells were completed within the production aquifer surrounding proposed Mine Unit 1. Pump tests confirming proper communication between the monitors and the production zones have been completed.

•	Delineation of roughly 70% of Resource Area 2 (approximate to future Mine Unit 2):

Approximately 300 delineation holes were drilled as part of the 2008 to 2010 drilling campaigns to define resources within the area proposed as Mine Unit 2. Currently, drill spacing is typically between 100 and 200 ft. Drilling will continue in the future until resources are fully delineated on 100 foot spacing.

•	Drilling of the first Deep Disposal Well:

The first of up to five Deep Disposal Wells (LC DW No. 1) was drilled to a total depth of 9,997 ft. in December 2008 and subsequently cased after favorable test results were received. On May 28, 2010, the well was successfully permitted as a Class I Underground Injection Well.

•	First stage exploration of the northeastern portion of the Lost Creek Project:

Potential easterly extensions of the MMT were identified with the drilling of 50 exploration holes during 2011 drilling. See also Section 9.1 (URE Exploration Drilling, Lost Creek Project)

Adjoining Projects:

All drilling within the Adjoining Projects has been for the purpose of exploration as discussed in Section 9.2. All of this drilling, with the exception of water supply wells, has been plug drilling employing the same methods and procedures described for the Lost Creek Project. Statistical summaries of the drilling for the Lost Creek Project and individual Adjoining Projects are given in Table 2).

11.0 Sample Preparation, Analysis and Security

All mineralization on the Property occurs at depth and does not outcrop. Therefore, testing of the mineralization is accomplished by means of drilling.

Virtually all testing of mineralization, or “sampling”, is accomplished by one or more of three methods derived from drilling activities.

1.	Down-Hole Gamma Logs: This method is the most common and provides information of mineralization. Every hole drilled on the Property is gamma logged.
2.	PFN (Prompt Fission Neutron) logging of selected mineralized intervals. This method provides a direct measurement of uranium content. PFN logging has been done on approximately 14% of the holes drilled by URE on the Property.
3.	Coring: Only a small percentage of drilled holes are cored. Laboratory analyses of core provide information on mineralization and physical and chemical properties.

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Down-hole Geophysical Logging – Every hole completed on the Property by URE and its predecessors has been geophysically logged using a down-hole electronic probe. Geophysical logging data have been obtained using a Company owned and operated logging unit which employs technology from GeoInstruments, Inc. of Nacogdoches, Texas, and from a qualified independent contractor, Century Geophysical of Tulsa, Oklahoma. Down-hole measurements include gamma logs, single-point resistance, spontaneous-potential (SP) and hole deviation.

Gamma logs provide data that is an indirect measurement of uranium content in the host rock. Gamma radiation measured in counts per second (CPS) is recorded in one-tenth foot depth intervals and subsequently reported above selected grade cut-off limits on one-half foot intervals. A U.S. Department of Energy (DOE) algorithm is used by the logging unit software to convert the gamma ray readings in CPS into an equivalent percent uranium (% eU3O8). Mineralized intervals (intercepts) are then defined by applying variable grade cutoffs to report:

•	Thickness of each mineralized zone

•	Average Grade (% eU3O8) within each thickness interval

•	Depth to the top of the intercept

•	GT (calculated as the average grade multiplied by thickness for each interval)

During the history of the Property, various minimum grade cutoffs have been applied to define mineral intercepts for resource estimation. Historical activities targeted resources for conventional mining techniques and generally used a 0.030% or 0.025% grade cutoff. Earlier URE resource estimates also used a 0.030% cutoff. However, resource estimates beginning with the March 2011 PEA and since have employed mineral intercepts reported at the 0.020% cutoff; recognizing that ISR mining is much less sensitive to grade than conventional mining. The GT cutoff remained consistent at 0.30 GT.

Quality control on the logging unit is performed by calibration of the logging unit at the Casper, Wyoming DOE test pit (known source concentration) no less than once a month. Calibration is performed using industry established procedures. URE maintains detailed calibration records. Logging contractors employed by URE are required to calibrate in the same fashion. Additionally, the reliability of URE’s gamma tool has been tested by repeat logging of several individual holes multiple times; and also duplicate logging of several holes which were also logged by contractors.

PFN Logging – PFN is considered a direct measurement of true uranium concentration (percent U3O8) and is used to verify the grades of mineral intercepts previously reported by gamma logging. PFN logging is accomplished by a down-hole probe in much the same manner as gamma logs, however only the mineralized interval plus a buffer interval above and below are logged. After review of the gamma log from each drill hole, the URE field geologists determine if any intercepts warrant PFN logging, based on the GT of the gamma intercepts (GT ≥ 0.10). If selected by the field geologist and if the PFN tool is available in a reasonable timeframe, the hole will be logged by PFN. As such, the PFN results are employed as a confirmation of gamma derived results, but not as a complete replacement or duplication of them. Approximately 14% of all holes drilled by URE on the Lost Creek Property have been PFN logged. Quality control for the PFN is performed at the DOE test pit in a manner similar to that described above for the gamma tool.

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Core Samples – Core samples have been obtained from approximately 2% of the holes drilled by URE at the Lost Creek Project. Core holes are located as close offsets of previously drilled holes which showed mineral intercepts of interest. Select intervals within holes of interest were cored by means of a mud-rotary drill-rig employing a 15-ft long, split-tube core barrel. Core recovery has been approximately 95%. Core was described in detail and photographed in the field. Additionally, the core was scanned on one-half foot intervals with a hand-held scintillometer to identify sections of higher radioactivity for sampling. The scintillometer results were also employed to provide a detailed depth correlation and comparison between the gamma log and core depths provided by the driller. Depth correlation accuracy of less than one-half foot is normally obtained. The core was then vacuum sealed in plastic bags. Samples selected for laboratory analyses were later cut in one foot intervals, split by hand longitudinally and bagged for shipping by URE employees. Analysis was done by qualified laboratories for uranium content. In addition, selected samples were tested for density, permeability and other physical features, as well as leach amenability. Samples for leach testing were vacuum sealed again immediately after selection and prior to shipping to the lab.

Drill Cutting Samples – During drilling of all holes, cuttings are collected at five-foot intervals. Detailed descriptions of each of these samples are then documented by the field geologists and spoon-sized portions of the samples retained in sealed and labeled chip trays. Drill cutting samples are valuable for lithologic evaluation and for description of redox conditions, based on sample color. However, these samples are not analyzed for uranium content because there is considerable dilution and mixing which occurs as the cuttings are flushed to the surface. In addition, the samples are not definitive with regard to depth due to variation in the lag time between cutting at the drill bit and when the sample is collected at the surface.

Sample Preparation, Analyses, and Security - After collection and documentation in the field, cores and other physical samples derived from URE’s drilling activities at the Project were delivered to Energy Laboratories, Inc. (Energy) in Casper, Wyoming. Energy has been performing uranium analyses and testing for over 30 years and is considered by Mr. Cooper to be qualified to secure, handle and analyze samples in accordance with industry standards. Energy has an industry-standard internal QA/QC system including routine equipment calibration and the use of standards, blanks, duplicates and spikes. Testing of physical properties (porosity, permeability) was also performed by Maxim Technologies of Billings, Montana and Weatherford Laboratories of Casper, Wyoming. Hazen Research, Inc. (Hazen Research) and Assayers Canada performed analysis of duplicate samples.

Data from historical sampling, prior to URE were derived by reputable exploration companies and are assumed to have been collected, secured and analyzed in accordance with standard industry practices at the time. More recent data have been validated by calibration of down-hole gamma and PFN comparison against laboratory assay results, as described in the prior Section. The calibration confirmed the ability to appropriately use the down-hole data for resource estimate calculations.  Mr. Cooper has reviewed URE Standard Operating Procedure documents and guidelines and found them to be consistent with industry practice.

Mr. Cooper is of the opinion that the sampling, analyses, and security relevant to the data used in the resource estimate presented herein have been performed to standard industry practices and are acceptable and appropriate for use in the resource estimate.

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12.0 Data Verification

Data supporting this Preliminary Economic Assessment comes almost exclusively in the form of drill data gained from historic drilling activities by previous operators and those conducted by URE since acquisition of the Property. Quality control and veracity of URE drill data has been discussed in Section 11.0. Also, Mr. Cooper has confirmed that tabulations of mineral intercepts compiled by URE are consistent with the original down-hole electric logs and the geophysical operator’s mineral intercept calculations.

URE has verified historic drill data by conducting confirmation drilling and coring in the Lost Creek Project adjacent to selected historical exploration holes with results which validate the historic data. In addition, several historic drill holes have recently been re-entered and re-logged with the gamma tool for comparison to the initial historic gamma logs. In all cases the repeatability of the data was well within acceptable limits. Furthermore, mineral intercept data of previous operators in all Projects have been evaluated and selectively checked for accuracy by recalculation of grade and thickness using standard methods established by the U.S. Atomic Energy Commission. Review of that data has concluded that the historical mineral intercept data is valid and does not warrant recalculation. Mr. Cooper has compared the historic drill log mineral values to the URE tabulations and confirmed the validity and accuracy of the procedure.

Finally, the historic drill data supporting Adjoining Projects is derived from the same large regional historic drill database as that which covers the Lost Creek Project. That database was purchased from New Frontiers Uranium, LLC with acquisition of the Lost Creek Project. Extensive drilling by URE in the Lost Creek Project over the years has confirmed the validity of the database within that Project, as discussed above. Therefore, it is reasonable to assume that the same historic data, derived from the same operators, is accurate and valid within the Adjoining Projects as well. As a Qualified Person, Mr. Cooper is of the opinion that the quality of the data is acceptable for use in this Preliminary Economic Assessment.

13.0 Mineral Processing and Metallurgical Testing

Mineral processing tests were performed on four sets of core samples, beginning in 1979 by Texasgulf. These tests, using bicarbonate lixiviant, resulted in extractions ranging from 60 to 75%, while column tests resulted in extractions from 38 to 80% with six of the seven tests between 64 and 80% extraction. However, these tests were related to hours of leaching rather than pore volumes, as is currently standard.

The next tests were conducted by Wyoming Mineral Corporation in 1981, and these tests indicated 81% U3O8 extraction for agitation leach tests and 89% for columns. Because the sample was partially oxidized prior to the test, the results should not be relied upon (RPA, 2006).

Tests were conducted more recently for URE in 2005 and 2007 by Energy Laboratories. The leach tests in 2005 employed five pore volumes in a bottle roll test with a lixiviant of two grams per liter of NaHCO3 and 500 milligrams per liter of H2O2. The leach tests demonstrated an average recovery of 82.8%.

Table 4 presents a summary of the 2005 leach test results.

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Table 4: Leach Test Results, 2005

Sample ID	Solution Base	Bicarbonate (NaHCO3) Concentration (g/L)	Peroxide (H2O2) Concentration (g/L)	Uranium Recovery %	Average Solution Concentration (mg/L U)
LC7C – 19	NA	NA	NA	87.5	83.9
LC7C – 19	NA	NA	NA	90.3	139.0
LC8C – 18	NA	NA	NA	59.4	628.1
LC9C – 18	NA	NA	NA	75.0	90.2
LC10C – 18	NA	NA	NA	92.8	229.9
LC11C - 20	NA	NA	NA	91.6	103.0

The 2005 leach testing investigated selected one-foot intervals within any given mineralized zone rather than a composite of the entire mineral intercept for each hole. The report is silent on the reasoning for the selection of these specific intervals and why these specific drill holes were selected. Because of this, no conclusions can be drawn regarding leaching of the entire mineralized zone at the location represented by the drill hole. However, these discrete drill hole intervals do demonstrate the range of leaching characteristics shown above. The average recovery is calculated at 82.8% with a range of 59.4 to 92.8%.

The sample tested from drill hole LC8C-18 was high grade (0.480% eU3O8) which is about ten times the grade typically observed in the deposit. Moreover, it can be seen that the recovery for this sample is rather low (59.4%). It also shows that the concentration of uranium recovered in the last pore volume was 68.4 milligrams per liter, so additional pore volumes of lixiviant would have likely continued to extract uranium and enhance the recovery estimate. The ultimate recovery, however, cannot be predicted. It can be seen that this principle applies to other samples that were leached. The conclusion is that the samples can be leached with a significant portion of the uranium, about 83%, being leached from the samples.

The test in 2007 had the objective of analyzing several lixiviant combinations to provide information on uranium recovery relative to the various lixiviants. The work was performed upon LC Core Hole LC-66C, using the 412 to 420.4 foot interval for compositing and leaching, with grades determined by chemical and radiometric analysis. The moisture in the sample was determined to be 8.53% and the metals content are shown in the Table 5. Dry bulk densities were assumed to be 2.0 grams per cubic centimeter and to have 30% porosity.

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Table 5: Core Sample Metal Values

Analyte	mg/kg
Arsenic	2.1
Molybdenum	ND (a)
Selenium	25.5
Sulfate	1,740
Sulfur	581
Uranium	513
Uranium, U3O8	605
Vanadium	7.6
(a) ND: Not Detected

Seven bottle roll tests were conducted at ambient pressure and were not designed to approximate in situ conditions, but are only intended to be indicative of the reaction rate. Table 6 presents the combination of lixiviants that were evaluated and are shown with the recovery results for the 2007 leach tests after 30 pore volumes, in five pore volume increments. The variables in the lixiviants were bicarbonate concentration and oxidant (peroxide) strength using ambient groundwater, except for two tests conducted with laboratory grade water. The individual leach periods were 16 hours each.

Table 6: Bottle Roll Leach Test Results, 2007

Sample ID	Solution Base	Bicarbonate (NaHCO3) (g/L)	Peroxide (H2O2) (g/L)	Uranium Recovery %	Average Solution Concentration (mg/L U)
LC 2007-01	groundwater	Natural	0.25	34.9	51.3
LC 2007-02	groundwater	1.0	0.25	84.1	127.6
LC 2007-03	groundwater	1.5	0.25	91.6	139.6
LC 2007-04	groundwater	2.0	0.25	94.5	147.0
LC 2007-05	groundwater	2.0	0.50	94.4	147.7
LC 2007-06	synthetic H2O	2.0	0.25	95.7	150.1
LC 2007-07	synthetic H2O	2.0	0.50	94.9	151.1

These results show that the core is leachable at the lixiviant concentrations shown above, under ambient laboratory conditions. Respectable recoveries can be achieved with lixiviant concentrations greater than 1,500 mg/L bicarbonate and 0.25 g/L peroxide (Lyntek, 2008, as amended 2011).

In 2010, URE performed leach testing on samples from the KM Horizon. Those results are presented in Table 7. Seven samples obtained from one-foot sections of core were tested for mineral recovery using the same general test methods as described above at Energy Laboratories. Twenty-five pore volumes of bicarbonate leach solution were passed through the samples. Uranium recovery ranged from 54.1 to 93.0% with an average uranium recovery of 80.6%.

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Table 7: KM Horizon Leach Test Results, 2010

Sample ID	Solution Base	Bicarbonate (NaHCO3) (g/L)	Peroxide (H2O2) (g/L)	U Recovery %	Average Solution (mg/L U)
LC46-01	Groundwater	Natural Bicarb	0.25	54.1	42.0
LC46-02	Groundwater	1.0	0.25	87.2	78.8
LC46-03	Groundwater	1.5	0.25	87.7	84.6
LC46-04	Groundwater	2.0	0.25	89.0	84.8
LC46-05	Groundwater	2.0	0.50	93.0	92.6
LC46-06	Synthetic Water	0.5	0.50	74.0	66.3
LC46-07	Synthetic Water	1.0	0.50	88.0	81.0

Based on review of the leach tests, Mr. Cooper believes that these tests demonstrate the likely amenability of the mineralized zones to ISR recovery.

14.0 Mineral Resource Estimates

The first NI 43-101 compliant report for the Lost Creek Project was issued in 2005 within the “Technical Report on the Great Divide Basin Properties, Wyoming” authored by Stewart Wallis of Roscoe Postle Associates (Footnote Number 8 from Table 3). Resources reported in that document reference a historic estimation by Texasgulf in 1982 (Footnote Number 3 from Table 3). Recommendations for confirmatory drilling were made.

In 2006, RPA issued an NI 43-101 compliant Technical Report specific to the Lost Creek Project. In summary, RPA produced a uranium resource estimation that represents an inventory of all mineralization occurring below the water table which meets the cutoff criteria, without consideration of mineral horizon or mineral continuity. RPA was of the opinion that the classification of resources, as stated, met the CIM Definition Standards (Canadian Institute of Mining, Metallurgy and Petroleum, Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council) as required by NI 43-101 (RPA, 2006).

The 2006 RPA resource estimate was later updated on February 25, 2011 by its primary author Stewart Wallis to include drilling results from the interim period between the 2006 report and April 2, 2008. These resources were then incorporated into an amended version of the NI 43-101 Preliminary Assessment for the Lost Creek Project by Lyntek, Inc., originally dated April 2, 2008 and amended February 25, 2011, then co-authored by Stewart Wallis. The Lyntek/Wallis report used the same general methods and procedures as the 2006 RPA resource estimate. Lyntek and Wallis were of the opinion that the classification of resources, as stated, meets the CIM Definition Standards as required by NI 43-101 (Lyntek, 2008, as amended 2011). The resulting uranium resource estimate was similar to that of the 2006 report. URE considers the Lyntek/Wallis resource estimate reliable as determined by the methods employed in the estimation and for the purposes for which it was prepared.

On March 16, 2011 URE issued an NI 43-101 compliant Preliminary Assessment of the Lost Creek Property authored by TREC, Inc. and co-authored by Robert Maxwell of Behre Dolbear & Company as the Qualified Person. The resource estimate presented in that document employed a different resource calculation method than the previous estimates. It employed the GT contour method applied per mineral horizon. In addition, the March, 2011 estimate was limited to only the HJ and KM Horizons. In contrast, and as stated above, the RPA and Lyntek resource estimates employed the cumulative GT polygonal method and addressed all mineralization below the water table undifferentiated by mineral horizon. Thus the 2011 Preliminary Assessment was more restrictive in its target resources.

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The mineral resources for the Property reported herein have been estimated utilizing the grade-thickness (GT) contour method. The GT contour method is well accepted within the uranium ISR industry and is suited to guide detailed mine planning and estimates of recoverable resources for roll front type deposits such as the Lost Creek Property. A discussion of the methodology is presented below in Section 14.4.

General notes:

1.	Sum of Tons and Pounds within tables may not add to the reported total due to rounding.
2.	Based on grade cutoff of 0.020% eU3O8 and a GT cutoff of 0.30 GT.
3.	Typical ISR industry practice is to apply a GT cutoff in the range of 0.30 which has generally been determined to be an economical cutoff value. This 0.30 GT cutoff was used in this evaluation without direct relation to an associated price.
4.	Measured, Indicated, and Inferred Mineral Resources as defined in CIM Definition Standards and applied as described in Section 14.1 of this report.

14.1 Resource Classification

Resource estimates were prepared using parameters relevant to the proposed mining of the deposit by ISR methods. The methodology relies on detailed mapping of mineralization to establish continuity of intercepts within individual sandstone host units. This method is more regimented and results in a more detailed analysis than methods previously utilized by URE during earlier stages of property evaluation. The mineral resource estimates in this report were completed and reviewed and accepted by the qualified person, Mr. John Cooper.

URE employs a conservative resource classification system which is consistent with standards established by the CIM. Mineral resources are identified as Measured, Indicated and Inferred based ultimately on the density of drill hole spacing; both historic and recent. However, several other considerations include:

•	Continuity of mineralization within the same mineral horizon (roll front)

•	Distance between detected mineralization (drill holes) within the same mineral horizon

Employing these considerations, mineralization which meets the grade and GT cutoff criteria are classified as resources via the following guidelines:

Measured

Mineralization within the same horizon, detected on spacing:

< 100 ft. (i.e. 50 ft. radius from the mineralized drill hole)

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Indicated

Mineralization within the same horizon, detected on spacing:

100 - 200 ft. (i.e. 100 ft. radius from the mineralized drill hole)

Inferred

Mineralization within the same horizon, detected on spacing:

200 - 400 ft. (i.e. 200 ft. radius from the mineralized drill hole)

Isolated occurrences of mineralization meeting the cutoff criteria are classified as Inferred, and are defined as mineralization which occurs within the 0.30 GT contour for the given mineral horizon and extending no more than a 200 foot radius beyond the sample point (drill hole).

14.2 Cutoff Selection

Mineralization reportable as resources must meet the following cutoff criteria:

Minimum Grade: 0.020% eU3O8

Grade measured below this cutoff is considered as zero value.

Minimum GT (Grade x Thickness): 0.30

Intercepts with GT values below this cutoff are mapped exterior to GT contours employed for resource estimation and therefore are excluded from reported resources.

Minimum thickness: No minimum thickness is applied, but is inherent within the definition of GT.

The cutoffs used in this report are typical of ISR industry practice and represent appropriate values relative to current ISR operations. Experience at past ISR operations have demonstrated that grades below 0.020% can be successfully leached and recovered. Furthermore, a GT cutoff of 0.30 is representative of past ISR operations in similar geologic and economic conditions. Note, however, that the above cutoffs were selected without direct relation to any associated commodity price.

14.3 Assumptions

Resources within the Lost Creek Property are identified recognizing that roll front mineralization occurs in long, narrow, sinuous bodies which are found adjacent to, and parallel to, alteration (redox) fronts; and which commonly occur in multiple, vertically stacked horizons. Resource classification requires continuity within individual horizons. Individual roll front mineral horizons are assumed to be 50 ft. wide (based on project experience) unless sufficient information is available to establish otherwise.

In addition, certain assumptions were incorporated throughout all calculations:

1.	No disequilibrium. Therefore, the radiometric equilibrium multiplier (DEF) is 1.0.
2.	The unit density of mineralized rock is 16.6 cubic ft. per ton, based on numerous core density measurement results (Maxim Technologies Inc., 2005a, 2005b, 2006).
3.	All geophysical logs are assumed to be calibrated per normal accepted protocols, and grade calculations are accurate.

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14.4 Methodology

The Property resources are defined by utilizing both historical and recent drilling information.

The mineral resource estimates shown below were estimated by a GT contour method using grades of 0.020% eU3O8 or better and a GT cutoff of 0.30 per mineral intercept. Figures 9a and 9b illustrate the outlines of mineral occurrences defined by the 0.30 GT contours. Figure 10 is a cross section that illustrates the mineralization and strata in the Lost Creek Project area which is representative of the entire Property.

Mineral intercepts derived from gamma data are defined using the established 0.020% grade cutoff. Each intercept is then assigned to a stratigraphic and roll front horizon (Figures 6 and 8) by means of geological evaluation. Intercepts are also interpreted in terms of roll front zonation (position within the roll front) by means of gamma curve signature, redox, lithology and relative mineral quality (Figure 7). Map plots of drill holes with associated mineral intercepts are developed for each roll front mineral horizon and these maps become the foundation for GT contouring. GT contours, beginning with the 0.30 GT contour, are drawn honoring normal contouring industry practices. The contours may be carefully modified where justified to reflect knowledge of roll front zonation, roll front geometry, and local geology.

Resources are subsequently calculated using the GT contour maps for each mineral horizon and employing the following fundamental equation:

POUNDS = AREA x GT x 20 x DEF

TF

Where:

POUNDS	= Resources (lbs.)
AREA	= Area measured within any given GT contour interval (ft2)
GT	= Mean GT within any given contour interval (%-ft.)
20	= Conversion constant: tons to unit lbs. (1% of a ton)
DEF	= Disequilibrium factor (1.0 – no disequilibrium)
TF	= Tonnage Factor: rock density, a constant (16.6 ft3/ton)

Following calculation, the resource categories are summoned by contour, horizon and map.

14.5 Summary of Mineral Resources

The current mineral resource estimate for the Lost Creek Property is 5,765,300 lbs. in the Measured and Indicated categories with an additional 2,017,800 in the Inferred category. Mineral resources are summarized in Table 1 and also in Table 4 listed by Project and mineral horizon. Figures 9a and 9b illustrate the location of resources as defined by outlines of the 0.30 GT contour mineralization trends for the Property. In general, the current resource estimate represents a total increase to the Lost Creek Property (all Projects) of 542,000 lbs. in the Measured + Indicated categories plus 1,325,000 lbs. in the Inferred category when compared to the most recent previous estimate (March 16, 2011 Preliminary Assessment). Increases to the total resource attributed to each Adjoining Project are summarized below.

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Lost Creek Project:

Table 8 (above) lists the current resource status for the Lost Creek Project. Recent additions to the resources reported for the Lost Creek Project include the results of:

Recent exploration drilling in the northeastern portion of the Lost Creek Project. Drilling encountered new mineralization during wide-spaced testing of various fronts. Although the resources encountered in these drill holes are of sufficient quantity to meet, in some areas, the measured category, they are not yet considered for ISR production, and thus not included in the present preliminary economic assessment. Approximately 129,000 lbs. of new Inferred Resources were discovered as a result of this activity. Most of these resources occur within the HJ Horizon, but additional new resources have also been identified in the M and N Horizons which represent new hosts in the Lost Creek Project. Mineral tenor of the new resources is similar to that which is typical for the MMT. Although relatively limited because of the wide-spaced drilling, these results are considered preliminary indicators of considerable potential for extension of the MMT. Additional drilling will be required to bring the existing resource to higher levels of confidence.

Geological evaluation of resources in the FG Horizon. The FG Horizon contains considerable mineralization. The FG resources were originally included within resources reported in the 2006 NI 43-101 Technical Report (RPA 2006), although they were not separately identified specifically as FG resources. They were excluded from the March 16, 2011 Preliminary Assessment (TREC 2011) because that report focused only on horizons currently targeted for production (HJ and KM). Recent detailed geological evaluation by URE has provided an enhanced definition of the FG resources, and yielded a total of 371,400 lbs. in the Measured and Indicated categories with an additional 190,800 lbs. Inferred. These FG resources are now included within the current Lost Creek resource estimate (Table 8). They occur below the water table and thus are amenable to ISR, but, an economic evaluation of these resources is not yet complete and these resources are not presently contemplated for recovery. This is largely because the FG on the Lost Creek Project is largely untested away from the MMT. After additional drilling is conducted to test for additional resources in this horizon, the Company may re-assess the FG as a target for future production.

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Table 8: Property Resources (Resources Below Static Water Table)

	MEASURED			INDICATED			INFERRED
HORIZON	AVG GRADE % eU3O8	SHORT TONS (X 1,000)	POUNDS (X 1,000)	AVG GRADE % eU3O8	SHORT TONS (X 1,000)	POUNDS (X 1,000)	AVG GRADE % eU3O8	SHORT TONS (X 1,000)	POUNDS (X 1,000)

LOST CREEK PROJECT
UFG	0.067	56.7	76.2	0.055	69.6	76.6	0.055	131.5	144.2
MFG	0.039	8.8	6.9	0.070	2.1	3.0	0.033	43.8	28.9
LFG	0.053	191.4	204.5	0.051	4.2	4.3	0.033	26.9	17.8
Total FG	0.057	256.9	287.6	0.055	75.9	83.8	0.049	202.2	190.8
UHJ	0.043	174.7	151.7	0.061	66.1	81.0	0.050	100.0	99.0
MHJ1	0.059	307.2	364.6	0.048	317.9	302.9	0.059	155.1	182.1
MHJ2	0.063	1,006.2	1,270.1	0.063	1,191.8	1,508.3	0.072	201.3	290.2
LHJ	0.042	395.6	332.4	0.060	421.3	503.1	0.038	113.3	86.5
Total HJ	0.058	1,883.6	2,118.8	0.060	1,997.1	2,395.3	0.061	569.6	657.7
UKM	0.049	495.1	484.9	0.049	320.7	317.3	0.048	82.9	79.1
LKM	0.046	56.5	51.6	0.065	20.0	26.0	0.050	23.8	23.5
Total KM	0.049	551.6	536.4	0.051	340.8	343.3	0.048	106.7	102.6
L	-----	-----	-----	-----	-----	-----	-----	-----	-----
M	-----	-----	-----	-----	-----	-----	0.052	53.3	55.1
N	-----	-----	-----	-----	-----	-----	0.077	7.1	10.9
Total - LOST CREEK	0.055	2,692.1	2,942.9	0.058	2,413.8	2,822.4	0.054	938.8	1,017.1
		MEASURED + INDICATED =		5,105.9		5,765.3

LC NORTH PROJECT
UFG	-----	-----	-----	-----	-----	-----	-----	-----	-----
MFG	-----	-----	-----	-----	-----	-----	-----	-----	-----
LFG	-----	-----	-----	-----	-----	-----	-----	-----	-----
UHJ	-----	-----	-----	-----	-----	-----	0.057	30.1	34.3
MHJ1	-----	-----	-----	-----	-----	-----	0.069	19.4	26.8
MHJ2	-----	-----	-----	-----	-----	-----	0.058	24.2	28.0
LHJ	-----	-----	-----	-----	-----	-----	0.038	74.8	56.8
UKM	-----	-----	-----	-----	-----	-----	0.067	60.8	81.5
LKM	-----	-----	-----	-----	-----	-----	0.042	52.3	44.0
L	-----	-----	-----	-----	-----	-----	0.032	84.4	54.0
M	-----	-----	-----	-----	-----	-----	0.060	53.0	63.5
N	-----	-----	-----	-----	-----	-----	0.031	14.8	9.2
Total - LC NORTH	0	0	0	0	0	0	0.048	413.8	398.2

LC SOUTH PROJECT
UFG	-----	-----	-----	-----	-----	-----	0.052	91.0	94.6
MFG	-----	-----	-----	-----	-----	-----	0.051	249.3	254.3
LFG	-----	-----	-----	-----	-----	-----	0.041	43.0	35.3
UHJ	-----	-----	-----	-----	-----	-----	0.033	36.2	23.9
MHJ1	-----	-----	-----	-----	-----	-----	0.033	52.3	34.5
MHJ2	-----	-----	-----	-----	-----	-----	0.037	95.5	70.7
LHJ	-----	-----	-----	-----	-----	-----	0.031	81.8	50.7
UKM	-----	-----	-----	-----	-----	-----	0.031	19.0	11.8
LKM	-----	-----	-----	-----	-----	-----	0.032	41.8	26.8
L	-----	-----	-----	-----	-----	-----	-----	-----	-----
M	-----	-----	-----	-----	-----	-----	-----	-----	-----
N	-----	-----	-----	-----	-----	-----	-----	-----	-----
Total - LC SOUTH	0	0	0	0	0	0	0.042	710.0	602.6

				SUMMARY

	MEASURED			INDICATED			INFERRED
PROJECT	AVG GRADE	SHORT TONS	POUNDS	AVG GRADE	SHORT TONS	POUNDS	AVG GRADE	SHORT TONS	POUNDS
	% eU3O8	(X 1000)	(X 1000)	% eU3O8	(X 1000)	(X 1000)	% eU3O8	(X 1000)	(X 1000)
LOST CREEK	0.055	2,692.1	2,942.9	0.058	2,413.8	2,822.4	0.054	938.8	1,017.1
LC NORTH	-----	-----	-----	-----	-----	-----	0.048	413.8	398.2
LC SOUTH	-----	-----	-----	-----	-----	-----	0.042	710.0	602.6
EN	-----	-----	-----	-----	-----	-----	-----	-----	-----
TOBY	-----	-----	-----	-----	-----	-----	-----	-----	-----
GRAND TOTAL	MEASURED	2,692.1	2,942.9	INDICATED	2,413.8	2,822.4	INFERRED	2,062.6	2,017.8

		MEASURED + INDICATED =			5,105.9	5,765.3

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Recognition of KM mineralization in the western half of the Project area. The KM Horizon includes numerous occurrences of “ore quality” mineralization in the western half of the Project area which were not included in the resource estimate of the March 16, 2011 Preliminary Assessment because they had not yet been assessed as a production target. Similarly to the mineralization within the FG Horizon, recent geological evaluation has enabled reporting of these new resources as 257,000 lbs. in the Indicated category and 43,000 lbs. in the Inferred category. Currently, these additional Indicated resources are viewed as evidence of the existing KM trend in the western portion of the LC Project and warrant more drilling before they are deemed a target for future production, at which point an economic evaluation should be done. Addition of these resources brings the LC Project KM resources to a total of 879,700 lbs. in the Measured + Indicated categories, with an additional 102,300 lbs. as Inferred (Table 8).

In summary, the recent activities at the Lost Creek Project, including evaluation of historic and recently collected drill data, have resulted in an increase of 542,300 lbs. to the Measured + Indicated categories and 234,100 lbs. to the Inferred category when compared to resources reported for the Lost Creek Project in the March 16, 2011 Lost Creek Property Preliminary Assessment. (Note that the March 16, 2011 Preliminary Assessment reported resources only for the Lost Creek Project). In addition, the exploration drilling in the northeastern portion of the Lost Creek Project and geological evaluations of historic data have identified over 4 miles of roll front trends within the Lost Creek Project boundary which remain largely untested. As within the MMT, each of these trends represents a composite of numerous roll front horizons which, in turn, may each host viable mineralization.

LC North Project:

No resources had been previously reported for the LC North Project. However, geological evaluation of historic data and wide-spaced testing of fronts during the 2011 drilling campaign (see Section 9.2 and Figure 9a) have revealed several occurrences of “ore quality” mineralization within several roll front horizons immediately to the west and also to the north of the MMT. The mineralization west of the MMT occurs mainly in the HJ and KM Horizons and is direct evidence for the extension of the MMT beyond the Lost Creek Project boundaries. The 2011 results represent a total of 398,200 lbs. of new Inferred resources within the LC North Project (Table 8). In addition to the HJ and KM Horizons, resources have also been found within newly discovered trends in the Deep Horizons: L, M and N.

Grade and thickness of newly identified mineralization is very similar to that seen in the MMT, Most mineralization was found as scattered occurrences while spot-testing newly identified fronts. Similar to the northeastern portion of the Lost Creek Project, these are considered early indicators of considerable extension potential of the MMT which will require additional drilling to determine if more resources may be included in categories of higher levels of confidence. Interpretation of the drill data has revealed over 11 miles of redox trends within the LC North Project, each consisting of up to 13 roll front horizons which may host viable mineralization.

LC South Project:

No resources had been previously reported for the LC South Project. The 2010 URE drilling campaign in LC South focused primarily on investigating mineralized fronts within the HJ and KM Horizons in the northern portion of the Project (see Figure 9b). The results of that program and subsequent geological evaluations of historic drill data have identified a total of 602,600 lbs. of new resources in the Inferred category in the LC South Project (Table 8). Included in this resource is approximately 384,000 lbs. in the FG Horizon located in the central portions of the Project which were identified through geological evaluation of historic drill data. These FG resources remain to be confirmed by URE drilling. The FG mineralization is expected to lie below the water table, however information regarding static water level is not available in that portion of the Project. Finally, wide spaced drilling recognized alteration in the Deep Horizons. This is a strong indication of the presence of deeper roll front trends. However, significant mineralization has not yet been detected. In general, mineral grades in LC South appear to be slightly less that at the Lost Creek Project, ranging from 0.031% to 0.052% eU3O8, with the higher grades mainly in the FG horizon. The Project includes over 15 miles of untested mineral trends in the FG, HJ, KM, and the Deep Horizons, each consisting of multiple roll fronts and which represent considerable potential for additional resources.

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EN Project and Toby Project:

The EN Project is in the early stages of exploration and currently contains no resources. Prospective exploration targets in the EN Project are represented by the presence of several redox (alteration) fronts identified within the Project which remain to be tested.

The Toby Project was drilled extensively prior to URE’s acquisition. Shallow mineralization currently identified within that project is presumed to be above the water table and therefore unsuitable for ISR extraction. No resources are assigned to the Toby Project.

15.0 Mineral Reserve Estimates

Estimates of or conversion to Mineral Reserves are not included in this report. The nature of the mineralized areas and the type of recovery planned do not lend themselves to mineral reserve conversions prior to detailed delineation drilling and possibly wellfield development.

16.0 Mining Methods

16.1 Ore Body Amenability

URE has proposed to use the in situ recovery technique at the Lost Creek Property. This mining method utilizes injection wells to introduce a mining solution, called lixiviant, into the mineralized zone. The lixiviant will be made of natural ground water fortified with an oxidizer such as oxygen and a complexing agent such as sodium bicarbonate. The oxidizer will convert the uranium compounds from a relatively insoluble +4 valance state to a soluble +6 valance state. The complexing agent will bond with the uranium to form uranyl carbonate which is highly soluble. The dissolved uranyl carbonate is then recovered through a series of production wells and piped back to a processing plant where the uranyl carbonate is removed from the solution using Ion Exchange (IX). The ground water is re-fortified with the oxidizer and complexing agent and sent back to the wellfield to recover more uranium.

The in situ mining method is proposed for the Lost Creek Property because this technique allows for the low cost and effective recovery of roll front mineralization. An additional benefit is that the in situ technique is relatively environmentally benign when compared to conventional open pit or underground recovery techniques. The in situ technique does not require the installation of tailings facilities or significant surface disturbance.

In order to use the in situ technique the mineralized body must be: saturated with ground water; transmissive to water flow; and amenable to dissolution by an acceptable lixiviant. While not a requirement, it is beneficial if the production zone aquifer is relatively confined by overlying and underlying aquitards so it is easier to maintain control of the mining lixiviant.

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Dozens of monitor wells have been completed in the HJ Horizon to determine the elevation of the water table. The natural pressure within the HJ Horizon causes the water table to rise in the well casing to around 180 ft. bgs which means the HJ Horizon is approximately 120 to 270 ft. below the water table. This equates to 52 to 117 psi of head pressure which is sufficient for the oxygen to stay in solution in the HJ Horizon. All horizons deeper than the DE are completely submerged at the Lost Creek Project. Additional well installations must be completed in order to determine which horizons in the other Projects are below the groundwater table.

Numerous hydrologic tests have been performed within the Lost Creek Project to demonstrate that the HJ Horizon is sufficiently transmissive to allow the lixiviant to flow through the production zone and dissolve the uranium mineralization. The transmissivity of the HJ Horizon was measured during two separate regional pump tests in 2007 and determined to be between 30.0 and 110.0 ft.2/day (Ur-Energy, 2007a). This range of transmissivities is consistent with the rates at other successful ISR operations. The two regional tests also confirmed that the HJ Horizon behaves as a confined aquifer despite minor communication with both the overlying and underlying aquifers (Ur-Energy, 2007a). See Section 7.2 for additional discussion on the Property’s hydrology.

Several lab tests have been carried out on core samples from the Lost Creek Project to ensure leachability with an acceptable lixiviant. Test results show that recoveries of greater than 80% should be expected. See Section 13.0 for a complete discussion of leach test results.

16.2 Mine Development

URE has divided the Lost Creek Project into Mine Units in order to systematically develop the resource. Header houses, which are distribution points for injection and production flow, in the first Mine Unit will be constructed simultaneously with the construction of the Plant. These header houses will be brought on line sequentially (at an anticipated rate of one header house per month) until the nominal Plant throughput (approximately 5,000 to 6,000 gpm) is attained. The remainder of the first Mine Unit and additional areas will be developed in such a way as to allow for Plant capacity to be maintained. In other words, as the productivity or head grade from the initial Mine Unit decreases below economic limits, replacement patterns from additional header houses will be placed into operation in order to maintain the desired flow rate and head grade at the Plant.

The Lost Creek Project is designed to generate approximately one million pounds of production per year. At full flow capacity and at an average of 42 mg/L U concentration, output will equal approximately one million pounds. The production rate (see Table 19) ramps up at the start of production in Year 1 and ramps down in Year 6 for a total of approximately 4.8 million pounds recovered from the MMT.

16.3 Piping

Pipelines will transport the wellfield solutions to and from the IX columns of the Plant. The flow rates and pressures of the individual well lines will be monitored in the header houses. Flow and pressure of the field production systems will be monitored and controlled as appropriate at the header houses as well. High density polyethylene (HDPE), PVC, stainless steel, or equivalent piping will be used in the wellfields and will be designed and selected to meet design operating conditions.

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The lines from the Plant, header houses, and individual well lines will be buried for freeze protection and to minimize pipe movement. Other ISR mines in Wyoming have successfully buried HDPE pipelines.

16.4 Header Houses

Header houses will be used to distribute lixiviant injection fluid to injection wells and collect pregnant solution from recovery (production) wells. Each header house will be connected to two trunk lines, one for receiving barren lixiviant from the Plant and one for conveying pregnant solutions to the Plant. The header houses will include manifolds, valves, flow meters, pressure meters, instrumentation and oxygen for incorporation into the injection lixiviant, if and when required.

Each header house will service approximately 60 wells (injection and recovery).

16.5 Wellfield Reagents, Electricity, Propane

The evaluation presented in this document assumes, based on the production schedule and plan, the use of the following reagents and electricity in the wellfield on an annual basis:

Oxygen	26.0MM standard cubic ft.
Carbon dioxide	467 tons
Corrosion inhibitor	12 barrels
Electricity	11.1MM kilowatt-hours (kWh)

17.0 Recovery Methods

The proposed Project Plant will have four major solution circuits: the uranium recovery/extraction circuit (IX); the elution circuit to remove the uranium from the IX resin; a yellowcake precipitation circuit; and the dewatering, drying and packaging circuit. Figure 11 presents a simplified, typical process flow diagram. The system has been designed to recycle and reuse most of the solutions inside each circuit. A low-volume bleed is permanently removed from the water-based leaching solution flow to create a “cone of depression” in the wellfield’s static water level and ensure that the leaching solution in the target mineralized zone is contained by the inward movement of ground water within the designated recovery area. This bleed solution will be routed to DDWs.

17.1 Processing

The Plant will house most of the process equipment in an approximate 90 by 260 ft. metal building. However, some of the bulk chemical storage tanks will be located in silos or tank storage outside of the process building. The water treatment system (reverse osmosis) used for treating the bleed and for aquifer restoration will also be located in the Plant. An analytical laboratory and office will be located in the same building as the Plant and a shop building will be constructed immediately north of the Plant. In addition to office spaces for professional staff and the on-site laboratory, the building will include the computer server room, lunchroom, and restroom/change room facilities. The shop building will contain the warehouse, maintenance shop, the construction shop and the drilling shop with all the required tools/equipment and various supplies for performing maintenance.

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Production fluid, containing dissolved uranyl carbonate, from the wellfields will be pumped to the Plant for beneficiation as described below:

IX Circuit -- Uranium liberated from the underground deposits will be extracted from the solution in the IX circuit. This assessment assumes an average uranium headgrade of 42 mg/l based on the production model and leach tests. Subsequently, the barren lixiviant will be reconstituted to the proper bicarbonate strength, if needed, prior to being pumped back to the wellfield for reinjection. A low-volume bleed will be permanently removed from the lixiviant flow. The bleed will be treated by reverse osmosis and the permeate will be reused in the process. Brine and excess bleed will be disposed of by means of injection into Underground Injection Control (UIC) Class I disposal wells (DDW).

Elution Circuit -- When it is fully loaded with uranyl carbonate, the IX resin will be subject to elution. The elution process will reverse the loading reactions for the IX resin and strip the uranium from the resin. The resulting rich eluate will be an aqueous solution containing uranyl carbonate, salt and sodium carbonate and/or sodium bicarbonate.

Yellowcake Precipitation Circuit -- Yellowcake will be produced from the rich eluate. The eluate from the elution circuit will be de-carbonated in tanks by lowering the pH to approximately two standard units with hydrochloric acid. The uranium will be precipitated with hydrogen peroxide using sodium hydroxide for pH control.

Yellowcake Dewatering, Drying and Packaging Circuit -- The precipitated yellowcake slurry will be transferred to a filter press where excess liquid will be removed. Following a fresh water wash step that will flush any remaining dissolved chlorides, the resulting product cake will be transferred to a yellowcake dryer which will further reduce the moisture content, yielding the final dried free-flowing product. A License Amendment Application has been submitted to the NRC to allow for up to two yellowcake rotary vacuum dryers with approximately 110 ft.3 capacities. NRC’s review of the amendment request should be finalized prior to the start of construction. Refined yellowcake will be packaged in 55-gallon steel drums.

For the purposes of this Preliminary Economic Assessment, it has been assumed that drummed yellowcake will be shipped via truck approximately 1,200 miles to the Honeywell conversion facility in Metropolis, Illinois. This conversion facility is the first manufacturing step in converting the yellowcake into reactor fuel.

17.2 Plant Reagents, Electricity and Propane

Chemicals that are anticipated to be used in the Plant processes and the assumed annual consumption rates include:

Hydrochloric acid	3.9MM lbs./year
Caustic soda	1.0MM lbs./year
Peroxide	0.28MM lbs./year
Salt	7.9MM lbs./year
Soda ash or bicarbonate	0.17MM lbs./year
Resin (make-up/replacement)	150 cubic ft/year

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The different types of chemicals will be stored, used and managed so as to ensure worker and environmental safety in accordance with standards developed by regulatory agencies and vendors. The hydrochloric acid and hydrogen peroxide storage areas will include secondary containment. Sodium hydroxide and the various acid and caustic chemicals are of potential concern and will be stored and handled with care. To prevent unintentional releases of hazardous chemicals and limit potential impacts to the public and environment, URE will implement internal operating procedures consistent with federal, state and local requirements.

Estimates used in the evaluation presented in this document assume the annual consumption of approximately 90,600 gallons of propane and 9.47 kWh of electricity to heat and light the Plant and operate the process equipment.

17.3 Liquid Disposal

Typical ISR mining operations require a disposal well for limited quantities of fluids that cannot be returned to the production aquifers. Five UIC DDWs are permitted at Lost Creek of which one has already been drilled and cased at the Project. The CAPEX and OPEX estimates for this Preliminary Economic Assessment assume that a total of two UIC DDWs will be completed and used for this Project and that the maximum volume of liquid wastes at the Plant will be approximately 70 gpm during normal operations and up to 115 gpm during restoration. Because the first DDW has been installed, tested and was used as the basis for permitting of the other four DDWs, surety of this facet in the mining process is enhanced.

17.4 Solid Waste Disposal

Solid wastes will normally consist of spent resin, empty packaging, miscellaneous pipes and fittings, tank sediments, used personal protective equipment and domestic trash. These materials will be classified as contaminated or non-contaminated based on their radiological characteristics.

Non-contaminated solid waste is waste which is not contaminated with radioactive material or which can be decontaminated and re-classified as non-contaminated waste. This type of waste may include trash, piping, valves, instrumentation, equipment and any other items which are not contaminated or which may be successfully decontaminated. Current estimates are that the site will produce approximately 625 cubic yards of non-contaminated solid waste per year. Non-contaminated solid waste will be collected in designated areas at the Project site and disposed of in the nearest economic permitted sanitary landfill.

Contaminated solid waste consists of solid waste contaminated with radioactive material that cannot be decontaminated. This waste will be classified as 11e.(2) byproduct material. This byproduct material will consist of filters, personal protective equipment, spent resin, piping, etc. These materials will be temporarily stored on-site and periodically transported for disposal. URE will establish an agreement for disposal of this waste as 11e.(2) byproduct material in a licensed waste disposal site or licensed mill tailings facility.

It is estimated that the site will produce approximately 90 cubic yards of 11e.(2) byproduct material as waste per year. This estimate is based on the waste generation rates of similar in situ uranium recovery facilities.

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18.0 Project Infrastructure

The infrastructure for the Lost Creek wellfield and Plant are described in Sections 16.0 and 17.0 above. Additionally, an elevated access road to the facility, laboratory and a power-line will need to be constructed.

18.1 Roads

There are four types of roads that will be used for access to the Project. They include primary access roads, secondary access roads, temporary wellfield access roads, and well access roads.  Access to the Project is via Wamsutter-Crooks Gap Rd. or BLM Sooner Road. Figure 2 shows the major access roads to the Project.

Primary access roads will be used for routine access to the main processing facility at the Project.  Two-track roads currently serve as site access. URE will construct or improve approximately 50,000 ft. of new road to serve as Project access.

There are only minor drainage paths across the primary access roads. The costs for culverts are included in the road construction estimate. The new construction will typically be a 20 ft. wide, gravel surface. Snow removal and periodic surface maintenance will be required. The secondary access roads will be used at the Project to provide access to the wellfield header houses.  The secondary access roads will be constructed with limited cut and fill construction and may be surfaced with small sized aggregate or other appropriate material.

The temporary wellfield access roads are for access to drilling sites, wellfield development, or ancillary areas assisting in wellfield development.  When possible, URE will use existing two-track trails or designate two-track trails where the land surface is not typically modified to accommodate the road.  The temporary wellfield access roads will be used throughout the mining areas and will be reclaimed at the end of mining.

18.2 Laboratory Equipment

Laboratory equipment will consist of inductively coupled plasma (ICP) emission spectrometers for analyses of uranium and metals, an auto-titrator for alkalinity and chloride measurements, specific conductance meter and other equipment, materials and supplies required to efficiently operate the mine and Plant. In addition the laboratory will require fume hoods, reagent storage cabinets and other safety equipment. Costs for laboratory equipment, supplies and set-up have been included in the Plant CAPEX calculations.

18.3 Electricity

A pre-existing 34,500 volt power line owned by Pacific Power Corp. runs in a north-south direction along the western edge of the Lost Creek Project. The line was originally installed to serve the Sweetwater Mill which is south of the Property. Pacific Power Corp. performed a power study and determined that the line has capacity to serve the Lost Creek Project without any upgrades. A new overhead raptor resistant power line, approximately 2 miles in length, will be constructed to bring power from the existing Pacific Power line to the Lost Creek Plant. Line drops will be made to the header houses, Plant, and other buildings where the power will be transformed to three phase 480 volts. Power lines from header houses to production wells will be placed underground using direct burial wire.

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18.4 Holding Ponds

Two holding ponds have been permitted for the facility. The holding ponds, which will be located immediately east of the plant, will be used to contain process waste water when the DDWs are shut down for maintenance and annual testing. The earthen banked ponds will each be approximately 155 by 260 ft. as measured from crest to crest. The ponds will have a double lined containment system with leak detection between the liners. Rigorous procedures have been established to ensure proper inspection, operation, and maintenance of the holding ponds.

19.0 Market Studies and Contracts

Unlike other commodities, uranium does not trade on an open market.  Contracts are negotiated privately by buyers and sellers.  Economic analysis to date assumes a variable price per pound for U3O8 over the life of the Project ranging from $55 to $80 per pound. This price is based on RBC Dominion Securities, Uranium Market Outlook, Q4 2010 which provides uranium price forecasts on a forward-looking basis. The long term market has not changed significantly since Q4 2010. Therefore, Mrs. Bull believes that these estimates remain appropriate for use in this evaluation.

The marketability of uranium and acceptance of uranium mining is subject to numerous factors beyond the control of URE.  The price of uranium may experience volatile and significant price movements over short periods of time.  Factors known to affect the market and the price of uranium include demand for nuclear power; political and economic conditions in uranium mining, producing and consuming countries; costs; interest rates, inflation and currency exchange fluctuations; governmental regulations; availability of financing of nuclear plants, reprocessing of spent fuel and the re-enrichment of depleted uranium tails or waste; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; production levels and costs of production in certain geographical areas such as Russia, Africa and Australia; and changes in public acceptance of nuclear power generation as a result of any future accidents or terrorism at nuclear facilities. The Fukushima incident is an example of this. However, it is unclear as to the long-term effects on the term price market for uranium. The economic analysis and associated sensitivities are within the range of current market variability.

Contracts are in place with regard to certain purchases of equipment, and are within industry norms.  URE has completed three uranium supply arrangements at defined pricing within industry norms.  The agreements relate to a non-material portion of anticipated production during the defined term and, together with their defined pricing, are considered within the sensitivities in this report (see Figure 12).

20.0 Environmental Studies, Permitting and Social or Community Impact

Exhaustive environmental studies have been performed in support of the Permit to Mine Application submitted to the WDEQ and the License Application submitted to the NRC. These studies include: geology, surface hydrology, sub-surface hydrology, geochemistry, wetlands, air quality, vegetation, wildlife, archeology, meteorology, background radiometrics, and soils (Ur-Energy, 2007a and UR-Energy, 2007b). Upon receipt of the applications, the WDEQ and NRC spent several years reviewing the environmental studies with internal and third party experts and ultimately concluded that the mining activity as proposed was protective of the environment. After their technical reviews, including numerous opportunities for public comment, the WDEQ issued the Permit to Mine and the NRC issued the Source and Byproduct Material License. The BLM is scheduled to complete their environmental review in early summer of 2012.

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The project is proximal to the communities of Bairoil, Jeffrey City, Wamsutter and Rawlins, Wyoming. URE expects to hire its personnel from these communities. Employment is anticipated to have a positive impact to these communities not only through direct payroll, but through primary and secondary purchases of goods and services.

URE has also committed to significant monitoring and regulatory oversight in support of its mining activities. These commitments assist in protecting the mining area and its surrounding resources. In addition, a surety bond will be put in place prior to any construction activities to insure the proper restoration and reclamation of the affected natural resources.

21.0 Capital and Operating Costs

Capital Costs (CAPEX) and Operating Costs (OPEX) were estimated for the Lost Creek property in order to perform economic analysis. This analysis is based on the mineral resource in the MMT as defined in Section 4.5. CAPEX costs are sensitive to wellfield costs – which may increase if well spacing needs to be reduced or additional injection/recovery wells are required. In addition, a shortage of drilling rigs and the increasing costs of well and piping materials (PVC, HDPE) may also lead to increased CAPEX costs. Delays in regulatory approvals or additional requirements from regulatory agencies to obtain approvals could also increase CAPEX costs. OPEX costs are sensitive to labor costs due to possible labor shortages and the need to provide increased compensation packages to attract workers as a result of potential low unemployment in Wyoming and employee competition from other natural resource extraction industries.

The 2011 drilling program was largely focused on areas outside the MMT and therefore had no impact, positive or negative, on the mineral resources used in the economic analysis. The economic analysis presented in this Preliminary Economic Assessment is the same analysis that was performed by TREC, Inc for the 2011 PA. The economic analysis performed for the 2011 PA was based on 80% recovery of the MMT, which included: measured resources of 2.54 million tons at a grade of 0.052% or 2.66 million pounds eU3O8, indicated resources of 2.20 million tons at a grade of 0.060% or 2.57 million pounds eU3O8 and inferred resources of 0.77 million tons at a grade of 0.051% or 0.78 million pounds eU3O8.

21.1 Capital Cost Estimation (CAPEX)

The following paragraphs provide a summary of the quantities and assumptions used to develop the CAPEX costs for the MMT and the Plant. Table 9 provides a summary of the CAPEX costs for the Plant and wellfields. Total CAPEX costs of Plant and wellfields have been estimated at $35.06 million including pre-production costs of $7.84 million and capitalized initial wellfield costs of $5.62 million.

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Table 9: Development and CAPEX Cost Summary

Plant Costs
Item Description	Cost	Comments
Personnel Costs - Plant Construction/Start-up	$0	Included in Personnel Costs
Tanks, Pumps, Filters, Piping, Valves, Fittings, Water Treatment	$7,835,666	Includes first fill on chemicals
Yellowcake Precipitation & Drying	$915,091	Includes Precip tanks, filter press, drying equip
Buildings, site infrastructure	$7,456,273	Includes office equipment, fencing, etc.
Engineering and Installation	$1,310,743

Plant Total	$17,467,528	Includes 10% contingency

Deep Disposal Wells (2)	$4,125,000	Includes 10% contingency

Wellfield Development Costs
Item Description	Cost	Comments
Wellfield Total	$51,082,892	Includes injection, recovery & monitoring wells, piping, power cable, header houses.
Personnel	$0	Included in Pre-Production Costs
Well Field Total	$56,191,182	Includes 10% contingency
Pre-Production Cost	$7,844,157
Initial Wellfield Construction	$5,619,118	10% of Wellfield total (4 of 40 headerhouses)
Total Capital Cost	$35,055,803

The predicted level of accuracy of the CAPEX estimate is +/- 15%. The budget prices for the major items identified in this study have been sourced in the United States.

Pre-production costs reported by URE have been evaluated and included in the CAPEX estimate. Pre-production includes costs for some engineering and drilling work, but most pre-production costs have already been incurred, and therefore are considered as sunk costs, and are not included in this study.

The CAPEX costs developed for and presented here are based on typical uranium ISR wellfield designs and the substantially complete Plant design and bid and purchase order pricing from URE. The Plant designs are at the “issue-for-bid” and/or “accepted” level. URE has received bids for the Project Plant equipment and buildings. The design includes process flow diagrams, water balance, materials balance, chemical consumption estimates, tank sizes, and specific processing circuit components (i.e., type of filter press, dryer, etc.). Line sizing, material types, pumps, valves and instrumentation have been identified and priced. In addition, the wellfield design used for this report includes estimated well and header house locations, well depths, construction materials and anticipated flow rates. A preliminary pipeline design was also developed to transmit production solutions to and from the wellfields including the pipeline length, material and sizing, trenching requirements and other components.

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Pricing has been obtained for mechanical equipment to develop accurate cost information. Material takeoffs and contractor/vendor prices and historical costs have been used to estimate piping, wells, header houses, process equipment, structural, earthwork, electrical and other costs. The level of design for the Project provides confidence in the CAPEX cost estimates.

A portion of the Project MMT will be constructed prior to operation and is therefore considered a CAPEX cost. The manpower associated with this construction as well as the Plant construction is included in the CAPEX as well. The remaining MMT that will be installed after operations begin will be expensed and are included as OPEX costs. Cost categories considered when developing CAPEX costs include:

•	Piping
•	Earthwork and topsoil management
•	Concrete
•	Structural steelwork
•	Electrical and instrumentation
•	Sanitary sewer
•	Fresh water supply
•	Roadwork and site drainage including wellfield access
•	Communications
•	On-site laboratory
•	Waste disposal wells
•	Vehicles and equipment
•	Security
•	Contingency of 10%

21.2 Operating Cost Estimation (OPEX)

The OPEX costs have been developed by evaluating each process unit operation and the associated required services (power, water, air, waste disposal), infrastructure (offices, change rooms shop), salary and burden, and environmental control (heat, air conditioning, monitoring). In addition, OPEX costs also include construction of a portion of the surface facilities and wells to mine the MMT. The Annual OPEX and the Closure Cost Summary for the Plant are provided in Table 10. Total OPEX costs have been estimated at $94.44 million including closure costs of $21.15 million. The predicted level of accuracy of the OPEX and Closure estimates is approximately +/- 15%. The prices for the major items identified in this document have been sourced in the United States.

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Table 10: Annual Operating Costs (OPEX) Summary

Life of Mine Operation Costs	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Total	Cost per LB
Description															4,804,600
Salaries and Wages (Plant)	$0	$546,721	$2,186,884	$2,186,884	$2,186,884	$2,186,884	$1,749,507	$1,312,130	$874,754	$874,754	$437,377	$218,688	$0	$14,761,467	$3.38
Salaries and Wages (Wellfield)	$0	$463,820	$1,855,280	$1,855,280	$1,855,280	$1,855,280	$1,484,224	$1,113,168	$742,112	$742,112	$371,056	$185,528	$0	$12,523,140	$2.87
Wellfield Costs (excludes closure related)	$0	$687,641	$2,750,566	$2,750,566	$2,750,566	$2,750,566	$2,750,566	$2,200,452	$1,650,339	$1,100,226	$0	$0	$0	$19,391,487	$4.44
Processing Plant Costs (excludes closure related)	$0	$402,080	$1,608,321	$1,608,321	$1,608,321	$1,608,321	$1,286,657	$964,993	$643,329	$482,496	$0	$0	$0	$10,212,841	$2.34
Plant Power Costs (excludes closure related) (7)	$0	$235,625	$942,500	$942,500	$942,500	$942,500	$754,000	$565,500	$377,000	$282,750	$0	$0	$0	$5,984,876	$1.37
Product Shipping Costs	$0	$3,121	$130,370	$136,552	$136,552	$136,552	$54,388	$0	$0	$0	$0	$0	$0	$597,534	$0.14
BLM & State Land Holding & Surface Impact Cost (4)	$0.0	$29,740.0	$30,700.0	$30,700.0	$30,700.0	$30,700.0	$30,700.0	$30,700.0	$30,700.0	$30,700.0	$30,700.0	$30,700.0	$0.0	$336,740	$0.08
NRC Fees (5)	$0	$435,320	$125,320	$125,320	$125,320	$94,320	$94,320	$94,320	$94,320	$94,320	$94,320	$94,320	$0	$1,471,520	$0.34
Insurance and Bonding	$0	$6,338,779	$6,665,028	$3,285,046	$1,595,055	$3,235,340	-$111,505	-$111,505	-$5,082,066	-$61,799	-$8,346,068	-$7,874,589	$0	-$468,285	-$0.11
Subtotal: (10% contingency added to subtotal)	$0	$10,057,133	$17,924,466	$14,213,286	$12,354,296	$14,124,510	$8,902,143	$6,786,735	-$736,464	$3,900,115	-$8,153,877	-$8,079,888	$0	$71,292,453
Closure Costs - less Wages	$0	$0	$1,057,523	$1,057,523	$1,057,523	$1,057,523	$1,057,523	$1,057,523	$2,115,046	$2,115,046	$4,230,093	$5,287,616	$1,057,523	$21,150,464	$4.40
Home Office Support and Allocated Overhead	$175,000	$175,000	$175,000	$175,000	$175,000	$175,000	$175,000	$175,000	$175,000	$175,000	$175,000	$75,000	$0	$2,000,000	$0.42
Subtotal:	$175,000	$175,000	$1,232,523	$1,232,523	$1,232,523	$1,232,523	$1,232,523	$1,232,523	$2,290,046	$2,290,046	$4,405,093	$5,362,616	$1,057,523	$23,150,464
TOTAL	$175,000	$10,232,133	$19,156,989	$15,445,809	$13,586,819	$15,357,033	$10,134,666	$8,019,258	$1,553,582	$6,190,162	-$3,748,784	-$2,717,272	$1,057,523	$94,442,917	$19.66

Notes:	1.	Plant and Wellfield Capex is in Year -1. Wellfield development is in years -1, 1, 2, 3, & 4.
	2.	Costs include 10% contingency
	3.	Closure costs assume no salvage value for materials and equipment
	4.	BLM land holding cost is an annual assessment of $140 on each of claim (201 total). State fees include $1,280 annual lease plus surface impact of $2/acre
	5.	NRC annual fees include $8,320 for Annual Inspections, $50K for NRC Project Manager, $36K for License fees. Dryer Amendment, KM Amendment in Year 1. Mine Unit Reviews in Years 1, 2, 3, and 4.
	6.	Shipping costs are calculated with 19 ton shipments, $4.00/mile and 1,200 miles to the conversion facility
	7.	Power in Year -1 estimated for construction use

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Cost categories considered when developing OPEX costs include:

•	Salaries and staffing
•	Consultants
•	Office, site and administrative costs
•	Insurance
•	Taxes, leases, fees and royalties
•	Wellfield operating costs
•	Construction costs for the MMT not included in CAPEX
•	Process plant reagents
•	Maintenance
•	Power
•	Product Freight
•	Waste Disposal

22.0 Economic Analysis

Cautionary statement: this Preliminary Economic Assessment is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. The estimated mineral recovery used in this Preliminary Economic Assessment is based on both site-specific laboratory recovery data as well as URE personnel and industry experience at similar facilities. There can be no assurance that recovery at this level will be achieved.

The 2011 drilling program was largely focused on areas outside the MMT and therefore had no impact, positive or negative, on the mineral resources reported in the 2011 PA. Since there were no changes to the MMT resources, the economic analysis performed by TREC, Inc in March of 2011 was reviewed for its continuing validity. Approximately 10% of the costs, formulas, and assumptions used in the economic analysis were checked for validity and fell within the +/- 15% confidence interval. It was determined that the economic analysis presented in the 2011 PA is still valid. Therefore, the economic analysis presented in this Preliminary Economic Assessment is the same analysis that was performed by TREC, Inc for the 2011 PA. The economic analysis performed for the 2011 PA was based on 80% recovery of the MMT, which included: measured resources of 2.54 million tons at a grade of 0.052% or 2.66 million pounds eU3O8, indicated resources of 2.20 million tons at a grade of 0.060% or 2.57 million pounds eU3O8 and inferred resources of 0.77 million tons at a grade of 0.051% or 0.78 million pounds eU3O8.

A cash flow statement has been developed based on the CAPEX, OPEX and Closure cost estimates and the production schedule. The statement assumes no escalation, no debt, no debt interest, no corporate income tax or capital repayment. The sale price for the produced uranium is assumed at a variable price per pound for the life of the Project ranging from $55 to $80 per pound. This price is based on RBC Dominion Securities, Uranium Market Outlook for the Fourth Quarter of 2010 (RBC, 2010) and is consistent with the sales agreements URE has made to date and the sensitivities in Figure 12.

Uranium recovery from the mineral resource is assumed based on an estimated wellfield recovery factor of 80%. The production rate assumes an average solution uranium grade (head grade) of approximately 42 mg/L. The sales for the cash flow are developed by applying the recovery factor to the resource estimate for the Project. The total uranium production over the life of the Project is estimated to be 4.81 million pounds. The production estimates and OPEX cost distribution used to develop the cash flow are based on the production and restoration models developed by URE and incorporated in the cash flow. See Table 12.

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This document assumes the Project start date of Year-1. Pre-production expenses start on the Project start date. Capital expenditure/construction is assumed to start one year later and the start of production is in the fourth quarter after the start of construction. The NPV assumes cash flows take place in the middle of the periods and is calculated based on a discounted cash flow.

The Net Present Value (NPV) for three discount rates has been calculated and is presented in Table 11. The estimated Internal Rate of Return (IRR) is also presented.

Table 11: Net Present Value Versus Discount Rate and IRR

Discount Rate (%)	NPV ($US 000’s)
5	$ 137,587
8	$ 118,052
10	$ 106,773

IRR	91%

The Project has initial capital costs of $35.06 million including Plant cost of $17.5 million, pre-production costs of $7.8 million, initial wellfield costs of $5.62 million; DDW cost $4.125 million. The estimated payback is in Quarter 4 of Year 2 assuming the commencement of construction in Quarter 1 of Year 1 and generates net earnings before income tax over the life of the Project of $178.9 million. It is estimated that the Project has an IRR of 91% and an NPV of $118.1 million applying an 8% discount rate. See Table 12.

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Table 12: Cash Flow Statement ($US 000s)

Uranium Price (3):	$65.00	$75.00	$80.00	$80.00	$80.00	$80.00	$80.00	$80.00	$70.00	$55.00	$55.00	$55.00	$55.00
Item	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Total
UR Energy Production ('000 lbs) (1)(2)	0	99	1,032	1,081	1,081	1,081	431	0	0	0	0	0	0	4,805
Gross Sales (3)(4)	$0.0	$7,412.2	$82,567.8	$86,482.8	$86,482.8	$86,482.8	$34,445.5	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$383,873.9
less: extraction and private royalty fees at 1.67% royalty	$0.0	$326.0	$459.0	$459.0	$459.0	$0.0	$91.5	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$1,794.7
less: Gross Products+Severance tax (6)	$0.0	$459.4	$4,961.6	$5,195.8	$5,195.8	$5,173.2	$2,065.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$23,050.8
Net Sales	$0.0	$6,626.7	$77,147.1	$80,828.0	$80,828.0	$81,309.6	$32,289.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$359,028.4
Operational Costs
Total Op Costs	$0.0	$10,057.1	$17,924.5	$14,213.3	$12,354.3	$14,124.5	$8,902.1	$6,786.7	-$736.5	$3,900.1	-$8,153.9	-$8,079.9	$0.0	$71,292.5
Wellfield Development (5)	$0.0	$5,619.1	$11,238.2	$11,238.2	$11,238.2	$11,238.2	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$50,572.1
Total Closure Costs	$0.0	$0.0	$1,057.5	$1,057.5	$1,057.5	$1,057.5	$1,057.5	$1,057.5	$2,115.0	$2,115.0	$4,230.1	$5,287.6	$1,057.5	$21,150.5
Home Office Support and Allocated Overhead	$175.0	$175.0	$175.0	$175.0	$175.0	$175.0	$175.0	$175.0	$175.0	$175.0	$175.0	$75.0	$0.0	$2,000.0
Project Cash Flow	-$175.0	-$9,224.5	$46,751.9	$54,143.9	$56,002.9	$54,714.3	$22,154.4	-$8,019.3	-$1,553.6	-$6,190.2	$3,748.8	$2,717.3	-$1,057.5	$214,013.4
Capitalized Costs
Pre-Production Costs	$2,945.6	$4,898.6	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$7,844.2
Capital expenditure (7)	$5,442.3	$21,769.3	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$27,211.6
CASH FLOW AFTER CAPEX	-$8,562.9	-$35,892.4	$46,751.9	$54,143.9	$56,002.9	$54,714.3	$22,154.4	-$8,019.3	-$1,553.6	-$6,190.2	$3,748.8	$2,717.3	-$1,057.5	$178,957.6
Opening cash balance	$0.0	-$8,562.9	-$44,455.3	$2,296.6	$56,440.5	$112,443.4	$167,157.7	$189,312.1	$181,292.8	$179,739.2	$173,549.0	$177,297.8	$180,015.1
Closing Cash Balance	-$8,562.9	-$44,455.3	$2,296.6	$56,440.5	$112,443.4	$167,157.7	$189,312.1	$181,292.8	$179,739.2	$173,549.0	$177,297.8	$180,015.1	$178,957.6

Notes:		1. Production is based on an 80% recovery of the total of Measured, Indicated, and Inferred resources per NI 43-101 Section 2.3(3).
		2. Production is in years 1 through 6.
		3. Uranium Price from RBC Dominion Securities - Uranium Market Outlook, Fourth Quarter 2010.
		4. All amounts in US $ 000s.
		5. Wellfield Development costs after production start are included as an Operational Expense, and averaged between the years of development
		6. Gross products and Severance tax amounts are based on a variable Gross Products Tax rate and Severance Tax rate of 4%.
		7. Plant CAPEX, two deep disposal wells and the first wellfield area (20% of total) are included in Year -1. Well-field costs are expensed 20% Years 1 - 4
		8. Income Tax Is Not included In Lost Creek Project Cash Flow.
		The IRR and NPV analyses are based on Years -1 to Year 12.

	IRR =	91%	Assuming no depreciation, no income tax, no escalation, and variable uranium price as indicated above.

		Net Present Value Versus Discount Rate
			Discount Rate	NPV ($US 000s)
			5%	$137,587
			8%	$118,052
			10%	$106,773

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This analysis utilizes a variable commodity price, based on data from RBC (RBC, Q4 2010) and the cash flow results presented herein. The sensitivity to changes in the price of uranium, CAPEX and OPEX has been calculated from the cash flow statements and are presented in Figure 12.

The Project is sensitive to changes in the price of uranium as shown in Figure 12. A one dollar change in the commodity price results in a US $3.37 million dollar change (IRR: approximately 2.0%) to the NPV at a discount rate of eight percent. This analysis is based on a variable commodity price per pound. The Project is also slightly sensitive to changes in either CAPEX or OPEX costs. A five percent variation in OPEX results in a $3.24 million variation in NPV and a five percent variation in CAPEX results in a $3.02 million variation to the NPV. This analysis is based on an eight percent discount rate and a variable commodity price per pound.

22.1 Capital and Operating Costs

CAPEX and OPEX costs were discussed in Section 21.0. CAPEX costs are sensitive to wellfield costs – which may increase if well spacing needs to be reduced or additional injection/recovery wells are required. In addition, a shortage of drilling rigs and the increasing costs of well and piping materials (PVC, HDPE) may also lead to increased CAPEX costs. Delays in regulatory approvals or additional requirements from regulatory agencies to obtain approvals could also increase CAPEX costs. Operating costs are sensitive to labor costs due to possible labor shortages and the need to provide increased compensation packages to attract workers as a result of potential low unemployment in Wyoming and employee competition from other natural resource extraction industries.

22.2 Taxation

The current Wyoming severance tax for uranium is four percent but after the wellhead deduction it is approximately three percent of gross sales. In addition, the ad valorum (gross products) tax varies but is anticipated to average 6.6%. In aggregate and based on the taxable portion of the product, the total tax averages approximately 6.4% of gross sales. At the federal level, profit from mining ventures is taxable at corporate income tax rates. For mineral properties, depletion tax credits are available on a cost or percentage basis, whichever is greater. The economic evaluation in this PA is pre-tax, but does include severance and ad valorum.

23.0 Adjacent Properties

Adjacent Properties herein refers to non-URE mineral properties of interest in the near vicinity of the Lost Creek Property. Several areas adjacent to the Lost Creek Property contain uranium mineralization. Most significant of these is the Sweetwater Mill and Mine, now owned by Rio Tinto Americas, Inc. (Figure 2). The facility lies about four and one-half miles south of the southwestern-most boundary of URE’s Lost Creek Project and consists of a conventional uranium mill and reclaimed open-pit mine; both of which are closed. The deposit was discovered in the 1970s by Minerals Exploration Company (Union Oil of California). Original estimates of resources were as much as 15 million pounds at an average grade of 0.046% eU3O8 (Sherborne, et.al., 1981). This is an historic estimate derived before standards developed for Canadian NI 43-101, and reliability of the estimate has not been independently verified. Production ceased in 1982 after yielding 1.29 million pounds of uranium.

The ENQ deposit is located just to the west of the Sweetwater trend (Sherborne, et.al., 1981). It occupies a sand layer immediately above that hosting the Sweetwater trend and exhibits similar grades. Both the ENQ and Sweetwater deposits are hosted by the Battle Spring Formation in stratigraphic intervals approximately the same as those hosting the Lost Creek MMT. The ENQ deposit is currently controlled in parts by Rio Tinto and Wildhorse Energy Ltd.

63

This Preliminary Economic Assessment addresses only Property and deposits controlled by URE and not the adjacent properties identified in Figure 2. The information and the data from the adjacent properties has not been verified and is not necessarily indicative of the mineralization on the Property that is the subject of this Preliminary Economic Assessment.

24.0 Other Relevant Data and Information

No other relevant data or information to include.

25.0 Interpretation and Conclusions

Recent drilling campaigns and geological evaluations have identified extensive, previously unrecognized roll fronts within the Adjoining Projects and in the northeastern portion of the Lost Creek Project. These roll fronts represent possible significant extensions of the MMT and associated trends in multiple directions. In addition, new roll fronts and mineral trends have been discovered in the L, M and N Horizons.

In conjunction with this, recent activities have identified a total of 542,300 pounds of new resources in the Measured and Indicated categories, as well as 1,234,800 pounds in the Inferred category, all of which are attributable to the Lost Creek Property. These can be summarized as:

Measured:	287,900 new lbs.
Indicated:	254,400 new lbs.
Inferred:	1,234,800 new lbs.

By Project, the new mineral resources can be sub-divided as:

Lost Creek Project:
Measured + Indicated:	542,300 new lbs.
Inferred:	234,000 new lbs.

LC North Project
Inferred:	398,200 new lbs.

LC South Project:
Inferred:	602,600 new lbs.

With the addition of the new resources stated above, the mineral resource total for the Lost Creek Property currently stands at 5,765,300 lbs. in the Measured and Indicated categories with an additional 2,017,800 lbs. as Inferred.

64

The new Inferred Resources are mainly the result of wide spaced spot-testing of newly identified alteration fronts. As such they are viewed at precursors of additional resources which may be discovered in the future upon conducting additional, closer-spaced exploration drilling.

In regard to development at the Lost Creek Project, the proposed wellfield, recovery and processing facilities are very similar to other operations in the State of Wyoming. The site is remote but located within a few miles of paved highways and adjacent to graveled access roads. Power and communications are also available.

An economic analysis was performed in 2011 and has been verified to be within the sensitivities contemplated at the time and as discussed here. The analysis was based on the Project MMT uranium production estimates with the estimated recoverable resource of 4.81 million pounds of uranium. A recovery factor of 80% was used in the economic evaluation and is in line with CIM guidance (CIM Council, 2003). Based on the estimated recovery of 4.81 million pounds of U3O8, the potential performance of the Project indicates it to be economically viable.

26.0 Recommendations

Development

URE will continue permitting the Lost Creek Project and commence construction as soon as feasible upon completion of permitting. Current estimates suggest that permitting will be completed in early summer 2012 and construction could commence as early as August 2012. The initiation of production is important to the Company’s cash flow which will be used to fund further exploration and delineation on the Property. The discovery and delineation of additional resources will improve the economics of the facility and extend its life. Delineation of Resource Area 2 (as referenced in the Preliminary Assessment, March 16, 2011) should resume as soon as construction begins.

Exploration

Near term exploration activities should initially focus on the northeastern portion of the Lost Creek Project and also in the western portions of the LC North Project. Both of these areas represent potential for direct extensions of the MMT in the HJ and KM Horizons. Drilling in the northeastern portion should continue testing the HJ Horizon using the fence-line drilling pattern method in progressively closer spacing. The goal is to bring all of the viable mineralization in those fronts to the Inferred category in order to facilitate a permitting and production decision as soon as possible. Likewise, continued testing of the deep horizons in the northeastern portion of the Lost Creek Project should be done as secondary goal to identify longer term resources in those units. Longer term exploration targets for the Lost Creek Project should include other portions of the Project where roll front trends are known to exist but are substantiated by relatively few drill holes. The FG Horizon on the Lost Creek Project also warrants more testing as a part of future exploration plans in order to further evaluate the extent and quality of mineralization.

Additional drilling in the western portions of LC North should follow the same approach. Both the HJ and KM Horizons represent good potential as western extensions of the MMT. Any resources should be quantified to incorporate them into the mine plan if warranted.

Drilling in both the northeastern portion of the Lost Creek Project and the western portion of LC North will require an estimated 300 exploration holes costing approximately $2.7 million to bring all the viable resources in those areas to the Inferred category.

65

Exploration in the LC South Project should initially focus on testing the extent of FG trends by drilling those targets on closer spacing, sufficient to bring all of those resources to the Inferred category. The goal is to assess the viability of those resources as potential feed to the Lost Creek facility. At the same time, more exploration drilling is warranted for the HJ, KM and Deep Horizon targets within the Project. This should be accomplished using the wide spaced fence line drilling approach to facilitate an initial assessment of the viability of any resources in those horizons. The LC South program is estimated to require approximately 400 drill holes at a cost of approximately $3.6 million.

The EN Project should be explored further, focusing initially on wide spaced framework drilling to assess regional alteration and stratigraphic relationships. This should then be followed by wide spaced fence line drilling to test for mineralization on any alteration fronts identified by the framework drilling. This may require an estimated 150 holes costing approximately $1.5 million. The greater costs for drilling at the EN Project are due to greater depths. At the conclusion of the drilling, management should determine if the roll fronts are of sufficient quality to merit additional exploration and delineation.

The above recommendations are based on the information collected by drilling to date. As additional information is collected these recommendations should be re-visited and revised to reflect the current geologic interpretation. The drill programs, interpretation of data, and revisions to the recommendations should be carried out with significant input from experienced roll front geologists and production engineers.

66

27.0 References

Bailey R.G., 1995, Description of the Ecoregions of the United States. USDA Forest Service Miscellaneous Publication 1391: 108.

Boberg W.W., 2010, The Nature and Development of the Wyoming Uranium Province. SEG Special Publication, 15, pages 653-674.

CIM Council, 2003, Estimation of Mineral Resources and Mineral Reserves, Best Practice Guidelines, Uranium Specific Guidelines.

Collentine M., Libra R., Feathers K., Hamden L., 1981, Occurrence and characteristics of ground water in the Great Divide and Washakie Basins, Wyoming. Wyoming Water Research Institute. Technical Report Vol. VI-A.

Curtis J.C. and Grimes K., 2004, Wyoming Climate Atlas. Wyoming State Climate Office. No. 1.2.1 http://www.wrds.uwyo.edu/sco/climateatlas/title_page.html

Fisk EP, 1967, Groundwater geology and hydrology of the Great Divide and Washakie Basins, south-central Wyoming [master's thesis]. [Los Angeles (CA)]: University of Southern California.

Hazen, 2007, Characterization of Uranium Occurrence in Sandstone Samples [Ur-Energy], Hazen Project 10619. August 24, 2007.

Honea R., 1979a, TT-147 Petrographic Report. Report ID: URLC4.

Honea R., 1979b, Lost Creek – Honea Petrographic Description TT-152. Report ID: NF LC-1121.

Hydro-Engineering, LLC, 2007, Lost Creek aquifer test analyses. Prepared for Ur-Energy USA, Inc. March 2007.

Hydro-Search, Inc. 1982, 1982 Hydrogeology program for the Conoco/Lost Creek uranium project. Golden (CO). Prepared for Texasgulf, Inc.

Lyntek, Inc., 2008, Amended NI-43-101 Preliminary Assessment for the Lost Creek Project Sweetwater County, Wyoming. John I Kyle P.E., Douglas K. Maxwell P.E., April 2nd, 2008, as amended February 25, 2011 (As amended, with C. Stewart Wallis, P.Geo., co-author).

Maxim Technologies, Inc./Tetra Tech Inc. 2005a, Geotechnical Test Summary. Prepared for Ur-Energy by Energy Laboratories, Inc. Project Number 6550913. Report Number 8468. October 24, 2005.

Maxim Technologies, Inc./Tetra Tech Inc. 2005b, Geotechnical Test Summary. Prepared for Ur-Energy by Energy Laboratories, Inc. Project Number 6550913. Report Number 8519. December 8, 2005.

67

Maxim Technologies, Inc./Tetra Tech Inc. 2006, Geotechnical Test Summary. Prepared for Ur-Energy by Energy Laboratories, Inc. Project Number 6550913. Report Number 8547. January 5, 2006.

MineWeb, 2011, Australian Junior on Course for American Uranium Project [Web Page] http://www.mineweb.com/mineweb/view/mineweb/en/page66?oid=41335&sn=Detail Accessed March 7, 2011.

Petrotek Engineering Corporation, 2007, “Lost Creek Regional Hydrologic Testing Report – Lost Creek Project Sweetwater County, Wyoming”. Report by Petrotek Engineering Corporation, October, 2007.

RBC Dominion Securities Inc., Uranium Market Outlook, Fourth Quarter 2010, Price Forecast

RPA (Roscoe Postle Associates, Inc.), 2006, NI 43-101 Technical Report on the Lost Creek Project, Wyoming. Prepared for Ur-Energy Inc. Report by Stewart Wallis, P. G. June 15, 2006.

Sherborne, J.E., Jr.; Pavlak, S.J.; Peterson, C.H.; and Buckovic, W.A. 1981, Uranium Deposits of the Sweetwater Mine Area, Great Divide Basin, Wyoming: Third Annual Uranium Seminar, AIME, pp.27-37]

SKM, 1997. Red Desert Project Scoping Evaluation, 1997, Stephen Morzenti/SKM Associates, for Strathmore Resources.

Texasgulf Minerals and Metals, Inc., 1984, Lost Creek and Conoco Uranium Projects, Sweetwater County, Wyoming: Private Report 33

TREC, Inc., 2011, Preliminary Assessment for the Lost Creek Property, Sweetwater County, Wyoming, Ur-Energy Inc. Douglas H Graves P.E., Matthew J Yovich, P.E., Robert D Maxwell, CPG., March 16, 2011.

Ur-Energy, 2007a, Lost Creek ISR, LLC, Lost Creek ISR Project, Wyoming DEQ Permit to Mine Application”, December, 2007.

Ur-Energy, 2007b, Lost Creek ISR, LLC, Application for US NRC Source and Byproduct Material License (Docket No. 40-9068), Technical Report, October, 2007.

U.S. Census Bureau 2010 Report on Carbon County, WY

http://quickfacts.census.gov/qfd/states/56/56007.html

U.S. Census Bureau 2010 Report on Sweetwater County, WY

http://quickfacts.census.gov/qfd/states/56/56037.html

Weatherford Laboratories, 2010, Summary of Routine Core Analysis Results. Prepared for Ur-Energy by Energy Laboratories, Inc. Report Number C10010037. March 1, 2010.

Welder, G.E. and McGreevey L.J., 1966, Groundwater Reconnaissance of the Great Divide and Washakie Basins and Some Adjacent Areas, Southwestern Wyoming: U.S. Geol. Survey Hydro. Investigations Atlas HA-219, 10 pages., 3 Sheets.

68

28.0 Certificates

CERTIFICATE OF QUALIFIED PERSON

Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming, February 29, 2012

I, Catherine L. Bull, of 10805 East Platte River Road, Evansville, Wyoming, USA, do hereby certify that:

•	I am a Project Engineer for Ur-Energy USA Inc. 5880 Enterprise Drive, Suite 200, Casper, Wyoming, USA. I have worked in this capacity for the company for three and one-half years.
•	I graduated with a Bachelor of Science degree in Mechanical Engineering in 2004 from the University of Wyoming in Laramie, Wyoming.
•	I graduated with a Master of Engineering degree in Mechanical Engineering in 2008 from the University of Idaho in Moscow, Idaho.
•	I graduated with a Master of Business Administration degree with a specialization in International Business in 2011 from the University of Nebraska in Lincoln, Nebraska.
•	I am a licensed Professional Engineer in Mechanical Engineering (PE 12081) by the state of Wyoming as defined by the Wyoming State Board of Registration for Professional Engineers and Professional Land Surveyors.
•	I have worked as an Engineer for more than seven years and as a Professional Engineer (PE) for three years. All of my experience has been working in ISR mining, and managing various projects and costs associated with them.
•	I am a member of the Society of Mining, Metallurgy, and Exploration (SME) and hold the position of Section Chair for the Wyoming Section.
•	I have read the definition of “qualified person’ set out in National Instrument (NI) 43-101 and certify by reason of my education, professional registration and relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.
•	My most recent visit to the Lost Creek Property was on August 24, 2011 for a duration of three hours; no additional engineering work has been completed on-site since that visit. Prior to that visit, I have been to the site numerous times and have supervised engineering work done for the site.
•	I am responsible for sections 1, 3, 16, 17, 18, 19, 20, 21, 22, 27 and 28 of this Lost Creek Preliminary Economic Assessment.
•	I am employed by Ur-Energy USA Inc. and therefore am not independent of the issuer.
•	For the last three and one-half years, I have been involved with the project engineering for the Lost Creek Property.
•	I have read and am responsible for the NI 43-101 and sections 1, 3, 16, 17, 18, 19, 20, 21, 22, 27 and 28 of this Lost Creek Preliminary Economic Assessment have been prepared in compliance with NI 43-101 and Form 43-101F.
•	As of the date of this Certificate, to the best of my knowledge, information and belief, the Preliminary Economic Assessment contains all the scientific and technical information that is required to be disclosed to make this Preliminary Economic Assessment an accurate and forthright description of known site characteristics.

Dated this 29th day of February, 2012

Signed and sealed

/s/ Catherine L. Bull, Professional Engineer Wyoming PE-12081

Catherine L. Bull, Professional Engineer Wyoming PE-12081

69

CERTIFICATE OF QUALIFIED PERSON

Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming, February 29, 2012

I, John K. Cooper, of 2252 S. Fairdale Avenue, Casper, Wyoming, USA, do hereby certify that

•	I am a Production Geologist for Ur-Energy USA Inc. 5880 Enterprise Drive, Suite 200, Casper, Wyoming, USA. I have worked in this capacity for the Company for four and one-half years.
•	I graduated with a Bachelor of Science degree in Geology in 2001 and with Master of Science degree in Geology in 2004. Both degrees were earned from East Carolina University (ECU) in Greenville, North Carolina.
•	I am a licensed Professional Geologist (PG-3753) for the state of Wyoming as defined by the National Association of State Boards of Geology (ASBOG).
•	I have worked as a Geologist for a total of seven years and as a Professional Geologist (PG) for one year. Over six and one-half years of my geologic experience has been in evaluation, development and ISR mining of uranium roll front deposits.
•	I am a Registered Member of the Society of Mining, Metallurgy, and Exploration (SME) (Member Number 4145436).
•	I have read the definition of “qualified person” set out in National Instrument (NI) 43-101 and certify by reason of my education, professional registration and relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.
•	I recently visited the Lost Creek Property on December 19, 2011 and stayed for approximately seven hours as I attended to work matters. Prior to this visit, I have visited the Property numerous times as a function of my position with Ur-Energy and I have an intimate working knowledge of the Property and its geology.
•	I am responsible for sections 1-2, 4-15 and 23-28 of this Lost Creek Preliminary Economic Assessment.
•	I am employed by Ur-Energy USA Inc. and therefore am not independent of the issuer.
•	For the last four and one-half years, I have been involved with the project geology for the Lost Creek Property.
•	I have read the NI 43-101 and sections 1-2, 4-15 and 23-28 of this Lost Creek Property Technical Report have been prepared in compliance with NI 43-101 and Form 43-101F.
•	As of the date of this Certificate, to the best of my knowledge, information and belief, the Preliminary Economic Assessment contains all the scientific and technical information that is required to be disclosed to make this Technical Report not misleading.

Dated this 29th day of February, 2012

Signed and sealed

/s/John K. Cooper, SME Registered Member 4145436

John K. Cooper, SME Registered Member 4145436

70

29.0 Illustrations

I90
I25
Casper
Sweetwater
Rock Springs
Rawlins
I80
Cheyenne
T25N R92W
LC North
Lost Creek
EN
LC South
Toby
Draw
Stratton
0
1
2 miles

Preliminary Economic Assessment
Lost Creek Property
Sweetwater County, Wyoming

Ur-Energy

Figure 1
General Location Map
Lost Creek Property
Sweetwater Co., Wyoming

February 29, 2012

Drawn by: Mary Forster

Lost Creek ISR, LLC

71

Jeffery City
287
Natrona County
To Casper
220
Muddy Gap
Sheep Mtn
Crooks Gap District
Big Eagle
Carbon County
Bison Basin Project
Fremont County
Sweetwater County
Bairoil
Bairoil Rd
Sooner Rd
Wamsutter-Crooks Gap Rd.
PERMITTED PLANT LOCATION
LC North
EN
LC South
Toby
Sweetwater Trend
END
Sweetwater Uranium Mill
Mineral X Road
To Rawlins
287
N
0
5
10
miles
Preliminary Economic Assessment
Lost Creek Property
Sweetwater County, Wyoming
Ur-Energy
Legend
Adjacent Uranium Deposits
Lost Creek Permit Boundary
Project Boundary
Lost Creek ISR, LLC

Figure 2 - Site Access
Lost Creek Property

72

R93W
R92W
T25N
T24N
N
0
1
2
miles
Preliminary Economic Assessment
Lost Creek Property
Sweetwater County, Wyoming
Ur-Energy
Legend
Township and Range Boundary
Claim Boundary, Designation
Lost Creek Permit Boundary
Ownership - Surface, Mineral
Federal, State
Private (Fee), Private (Fee)
State, State
Federal, Federal
Figure 3a - Lost Creek Project Claim Block, Surface and Mineral Ownership
February 28, 2012
Drawn by: Mary Forster
Lost Creek ISR, LLC

73

T26N
T25N
R93W
R92W
Preliminary Economic Assessment
Lost Creek Property
Sweetwater County, Wyoming
Ur-Energy
Legend
Township and Range Boundary
Claim Boundary, Designation
Lost Creek Permit Boundary
LC North Project Boundary
Ownership - Surface, Mineral
Federal, State
State, State
Federal, Federal
N
0
1
2
miles
Figure 3b - LC North Project Claim Block, Surface and Mineral Ownership
Lost Creek ISR, LLC

74

Preliminary Economic Assessment
Lost Creek Property
Sweetwater County, Wyoming
Ur Energy
Legend
Township and Range Boundary
Claim Boundary, Designation
Lost Creek Permit Boundary
LC South and Toby Project Boundaries
Ownership - Surface, Mineral
Federal, State
Private (Fee), Private (Fee)
State, State
Federal, Federal
February 28, 2012
Drawn by: Mary Forder
Lost Creek ISR, LLC
T25N
T24N
R93W
R92W
R92W
R91W
Toby Project
miles
0
1
2
N
Figure 3c - LC South and Toby Projects Claim Block, Surface and Mineral Ownership

75

R92W
R91W
R91W
R90W
T25N
T24N
R92W
R91W
N
0
1
2
miles
Preliminary Economic
Assessment
Lost Creek Property
Sweetwater County,
Wyoming
UrEnergy
Legend
Township and Range Boundary
Claim Boundary, Designation
EN Project Boundary
Ownership - Surface, Mineral
Federal, State
Private (Fee), Private (Fee)
State, State
Federal, Federal
February 28, 2012
Lost Creek ISR, LLC

76

Preliminary Economic Assessment
Lost Creek Property
Sweetwater County, Wyoming
Energy
Legend
Quaternary Alluvium
Miocene Rocks
White River Fm
Bridger Fm
Ice Point Conglomerate
Crooks Gap Conglomerate
Green River Fm
Wasatch Fm
Battle Spring Fm
Fort Union Fm
Cretaceous Rocks
Cretaceous-Jurassic Rocks
Mesozoic-Paleozoic Rocks
PreCambrian Rocks
Fold Axis
Faults (dashed where approximate)
Large Stream Facies
Green River-Wasatch Fm Interfinger zone
Lost Creek Property Area
Lost Creek Permit Area
0
5
miles
February 29, 2012
Drawn by: Mary Forster
Lost Creek ISR, LLC
T 28 N
T 27 N
T 26 N
T 25 N
T 24 N
T 23
Fremont
Sweetwater
Fremont
Carbon
Sweetwater Mine-Mill Complex
N

Figure 4
Geologic Map of the Great Divide Basin

77

I
West
East
I'
7000
3000
-1000
-5000
-9000
-13000
-17000
Elevation (feet, relative to msl)
Battle Spring Tbs / Wasatch Tw
Fort Union Tfu
Basal Fort Union ss & conglomerates Tfub
Lance Kl
Fox Hills Kfh
Lewis Kle
Mesa Verde Kmv
Steele Ks
Shannon Ksh
Niobrara Kn
Frontier Kf
Dakota Kd
Nugget Jn
Chugwater TRc
Phosphoria Pp
Tensleep PMt
Amsden PMa
Madison Mm
Cambrian
Precambrian
I
I'
Lost Creek Project
Based on Cross-Section by R. E. Wellborn, January, 1973.
Preliminary Economic Assessment Lost Creek Property Sweetwater County, Wyoming
UrEnergy
Figure 5
Schematic Geologic Cross Section
Lost Creek Project
February 29, 2012
Drawn by: Mel Lahr
Lost Creek ISR, LLC

78

Stratigraphic Relationships - Schematic
BASINWARD
MOUNTAINWARD
OLIGOCENE
MIDDLE TO UPPER EOCENE
LOWER TO MIDDLE EOCENE
PALEOCENE
White River Fm
Bridger Fm
Wagon Bed Fm
Crooks Gap Congl.
Green River Fm (Laney)
Wasatch Fm (Cathedral Bluffs)
Lost Creek
Green River Fm (Tipton)
Battle Springs Fm
60-80% Coarse Arkosic Sandstone
20-40% Mudstone
Regional Dip 1-3°
Wasatch Fm
Green River Fm (Luman)
Wasatch Fm (Red Desert)
Fort Union Fm

Diagrammatic relationships of Tertiary sedimentary units in the Great Divide Basin, Wyoming (Modified from Pippiringos & Denson, 1970)

Lost Creek Project
Stratigraphic Column
Typical Depth (feet) (Hole TT30)
0
100
200
300
400
500
600
700
800
900
1000
1100
A
BC
DE
EF "Shale"
FG
LCS "Shale"
HJ
MHJ1
MHJ2
SBS "Shale"
KM
(Formerly MKM)
K "Shale"
L
LM
M
MN
N
(Formerly NP)
NP
P
PR
R
RS
Mineralized Horizon (Exploration)
Mineralized Horizon (Planned Production)
Mineralized Horizon (Proposed Production)
Mineralized Horizons (Exploration)

Preliminary Economic Assessment
Lost Creek Property
Sweetwater County, Wyoming

February 29, 2012 — Drawn by: Mel Lahr

Lost Creek ISR, LLC

79

Great Divide Basin
TYPICAL ROLLFRONT CHARACTERISTICS
RADIOMETRIC CROSS-SECTION - Gamma Signature - Zonation
REMOTE INTERIOR
NEAR INTERIOR
INTERFACE
NOSE
NEAR SEEPAGE
REMOTE SEEPAGE
Upper TAIL (Limb) (Wing)
Trace to Weak Mineral
Weak to Strong Mineral
Strong Min to "Ore"
"Ore"
Lower TAIL (Limb) (Wing)
Feet
GROUND WATER FLOW
ALTERATION CROSS-SECTION
ALTERED (Oxidized)
REDOX Front
UNALTERED (Reduced)
DRILLHOLE
RELATIVE PERMEABILITY
LOW
HIGH
GRAY-GREEN CLAYST.
Light Red
OXIDIZED
Orange to Grayish Yellow
REDUCED
Gray
SANDSTONE
FELDSPAR altering to KAOLINITE
HEMATITE
LIMONITE
ACCESSORIES
PYRITE
CARBON
INCREASING PITTING & TARNISHING
FRAGMENTS DULL & FLAKY
FRAGMENTS SHINY & FIRM
GENERAL ROCK DESCRIPTION
ARKOSIC SANDSTONE - COMPACTED BUT NOT CEMENTED, MEDIUM TO COARSE GRAINED, FAIR SORTING, SUB-ANGULAR TO SUB-ROUNDED SHAPES, QUARTZ>80%, FELDSPAR<15%, CARBON FRAGMENTS<5%, PYRITE<1%, BLACK & GREEN ACCESSORY MINERALS<1%
High
Low
GT
MINERAL CONTENT
"Ore"
Relative DISEQUILIBRUIM (DEF)
Relative MINERAL CONTENT (Measured as GT)
DISEQUILIBRIUM
DEF
1.0

Modified from B. Rubin (1970), by CVH (2010)

Figure 7
Conceptual Uranium Roll Front Deposit

Preliminary Economic Assessment
Lost Creek Property
Sweetwater County, Wyoming

UR-Energy

February 29, 2012 | Drawn by: Cal VanHolland

Lost Creek ISR, LLC

80

HJMU-110
Natural Gamma
SP
Resistivity
Ground Level
No Lithology Data
SANDSTONE
MUDSTONE
SANDSTONE,shaley
MUDSTONE,sandy
SANDSTONE,silty
BC
DE
EF
UFG
MFG
LFG
FG
LCS
UHJ
MHJ
LHJ
HJ
SBS
UKM
NNS
LKM
KM
K
L
0
50
100
150
200
250
300
350
400
450
500
550
600
650
Overlying Aquifer
Upper Confining Unit
Production Zone Aquifer
Lower Confining Unit
Underlying Aquifer

Battle Spring Formation - Typical Lithology

SANDSTONE: arkosic; medium to very coarse-grained, locally fine-grained; poorly-sorted; subangular to angular; weakly to moderately consolidated, moderately firm.

Represents bed-load to mixed-load, channel-fill fluvial environments within a distal alluvial fan system.

MUDSTONE: commonly very silty and/or sandy; soft to very firm; and
CLAYSTONE: moderately firm to very firm, dense, blocky.
Secondary amounts of SILTSTONE, commonly very sandy, firm to very firm.

Represents inter-channel and overbank fluvial environments.

Considerable lateral facies changes, inter-tounguing, and overlapping occurs between the two dominant lithologies. This can be very dramatic within short distances.

DE Horizon: Multiple sandstone units interbedded with mudstones. Host to secondary amounts of uranium mineralization.

EF (upper No-Name Shale): Mudstone and claystone, commonly silty and/or sandy; locally with interbedded very fine-grained sands. Does not exhibit lateral continuity throughout project area. Represents a series of overlapping shaley units.

FG Horizon: Multiple sandstone units interbedded with mudstones. Host to secondary amounts of uranium mineralization.

LCS (Lost Creek Shale): Mudstone and claystone, commonly silty and/or sandy; locally with interbedded very fine-grained sands. Exhibits lateral continuity throughout project area. Commonly intertongues with upper portions of the HJ and lower portions of the FG.

HJ Horizon: Multiple sandstone units interbedded with mudstones. Primary host to uranium mineralization.

SBS (Sagebrush Shale): Mudstone and claystone, commonly silty and/or sandy; locally with interbedded very fine-grained sands. Exhibits lateral continuity throughout project area. Commonly intertongues with upper portions of the KM and lower portions of the HJ.

KM Horizon: Multiple sandstone units interbedded with mudstones. Host to significant uranium mineralization.

Includes NNS (No Name Shale) separating UKM from LKM.
(Note: LKM was previously named MKM)

K (K Shale): Mudstone and claystone, commonly silty and/or sandy.

Preliminary Economic Assessment
Lost Creek Property
Sweetwater County, Wyoming

Ur-Energy

Figure 8 - Type Log for the Lost Creek Project

February 29, 2012 — Drawn by: Cal Van Holland

Lost Creek ISR, LLC

81

LC North
2011 Drilling Campaign
North area
2011 Drilling Campaign
Section 16
Lost Creek
2011 Drilling Campaign
West area
LC South
N
0
3,000
6,000
US survey feet
Preliminary Economic
Assessment
Lost Creek Property
Sweetwater County,
Wyoming
Legend
Drill Hole Location
Lost Creek Project
(Permit Area)
Lost Creek Property
Excluding Permit Area
Normal Fault
L
M
N
Figure 9a - Resource Map for the Lost Creek and
LC North Projects
February 29, 2012
Drawn by: John K. Cooper
Lost Creek ISR, LLC

82

Lost Creek
2010 Drilling Campaign
LC South
EN
Toby
N
0
3,000
6,000
US survey feet
Preliminary Economic Assessment
Lost Creek Property
Sweetwater County, Wyoming
Legend
L
M
N
Drill Hole Location
Lost Creek Project (Permit Area)
Lost Creek Property Excluding Permit Area
Normal Fault
Figure 9b - Resource Map for the LC South Project
February 29, 2012
Drawn by: John K. Cooper
Lost Creek ISR, LLC

83

A
LC516
LC349
LC376
LC907
LC919
LC553
LC223
LC484
A'
FG Sand
HJ Sand
KM Sand
L Sand
M Sand
N Sand
Datum
Preliminary Economic Assessment
Lost Creek Property
Sweetwater County, Wyoming
UrEnergy
Legend
Gamma Log Signature of Mineralized Interval
Major Aquitard
Division for Sand Horizon Sub-Units
Vertical Scale 1 Inch = 80 Feet
February 29, 2012
Drawn by: John K. Cooper
Lost Creek ISR, LLC

Figure 10 - Stratigraphic Cross Section A-A'

Stratigraphic Horizons of the Lost Creek Property with Mineralized Intercepts and Associated Gamma Log Signatures Highlighted in Red.

84

Figure 11 Process Flow Diagram February 29, 2012

MINE UNITS IN PRODUCTION
6000 GPM
5940 GPM
5800 GPM
NET NATURAL INFLUX 60 GPM
Ion Exchange Vessels
200 GPM
SECONDARY URANIUM REMOVAL
200 GPM
PERMEATE 140 GPM
PRODUCTION REVERSE OSMOSIS
1% BLEED STREAM - BRINE 60 GPM
WATER SUPPLY WELL
PLANT USE 10 GPM
Plant Water
PLANT BLEED 10 GPM
PROCESS WASTE WATER 70 GPM
LINED STORAGE PONDS
UIC CLASS - I DISPOSAL WELL(S)
250 GPM
Transfer Water
250 GPM
Loaded Resin
Resin Screens
Future
Resin Trailer (to/from Satellite Plant)
Loaded Resin
Resin Elution Vessels
Eluate
Rich Eluate
Intermediate Eluate
Fresh Eluant
250 GPM
250 GPM
250 GPM
Fresh Water
Salt
Soda Ash
Permeate
Stripped Resin
Rich Eluate 250 GPM
Recycle Eluate 250 GPM
Hydrogen Peroxide
Caustic Soda
Hydrochloric Acid
Precipitation Tank
Yellowcake Precipitate
Filter Press
Hopper
Auger
Yellowcake Slurry
Vacuum Dryer
Dry Yellowcake
Dry Yellowcake Shipments
Yellowcake Slurry Storage Tank
Yellowcake Slurry Truck
Optional Slurry Transport

85

FIGURE 12: NPV Sensitivity to Price, OPEX and CAPEX February 29, 2012

NPV SENSITIVITY TO PRICE, CAPEX & OPEX
NPV MILLIONS
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
-30%
-25%
-20%
-15%
-10%
-5%
0%
5%
10%
15%
20%
25%
30%
PERCENT CHANGE
U Price
CAPEX
OPEX

86